As filed with the Securities and Exchange Commission on March 13, 2006
Registration No. 333-129989

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Visicu, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	52-2107238
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

217 East Redwood Street, Suite 1900
Baltimore, Maryland 21202-3315
410-276-1960
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank T. Sample
President, Chief Executive Officer and Chairman of the Board of Directors
Visicu, Inc.
217 East Redwood Street, Suite 1900
Baltimore, Maryland 21202-3315
410-276-1960
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Wm. David Chalk, Esq. George J. Nemphos, Esq. DLA Piper Rudnick Gray Cary US LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000	David E. Redlick, Esq. Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Price Per Share(2)	Price(2)	Fee(3)(4)

Common Stock, $.0001 par value per share	6,900,000	$13.00	$89,700,000	$9,598

(1)	Includes 900,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(4)	A registration fee of $6,955 has been paid previously in connection with this Registration Statement based on an estimate of the aggregate offering price. The Registrant accordingly has paid the difference of $2,643 with this filing.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued March 13, 2006
6,000,000 Shares
COMMON STOCK

Visicu, Inc. is offering 6,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “EICU.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $            A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Visicu, Inc.

Per Share	$	$	$
Total	$	$	$
We have granted the underwriters the right to purchase up to an additional 900,000 shares of our common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on                     , 2006.

MORGAN STANLEY

WACHOVIA SECURITIES

THOMAS WEISEL PARTNERS LLC

WILLIAM BLAIR & COMPANY
                    , 2006

VISICU

smart systems, saving lives

Saving Lives

Saving Money

Supporting Caregivers

eICU Program

Transforming Critical Care Delivery

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.
      Until                     , 2006, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      For investors outside the United States:     Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY
      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus regarding our company and the common stock being sold in this offering, including our financial statements and related notes appearing at the end of this prospectus. You should carefully consider, among other things, the matters discussed in the “Risk Factors” section of this prospectus.
VISICU, INC.
      VISICU® is a healthcare information technology and clinical solutions company focused on transforming the delivery of hospital-based critical care through our eICU® Critical Care Program, or eICU Program. Our eICU Program is an advanced remote monitoring system for intensive care units, or ICUs, that allows hospitals to help improve patient treatment outcomes by leveraging their scarce critical care trained staff to monitor ICU patients more frequently and to intervene earlier to prevent or manage crises. Our eICU Program consists of an eICU Center with direct data, video and audio links with ICU patient rooms and our eCareManagertm suite of software products. In the eICU Center, intensive care physicians, or intensivists, and critical care nurses use multiple screens at eCareManager workstations to monitor real-time data, current visual status, care plan, diagnostic results and treatment history for each patient. Using our eICU Program, one intensivist and two critical care nurses can manage up to 100 patients and direct on-site caregivers in providing proactive and timely care. In addition, because our eICU Program is designed to improve compliance with current ICU best practice treatment methods, we believe it enables our customers to reduce medical errors and improve outcomes in the ICU. These improvements can shorten recovery times and the length of stay of ICU patients, which reduces costs and increases revenue opportunities for our customers.
      We were founded in March 1998 by two Johns Hopkins Hospital intensivists determined to improve patient care in the ICU. Studies have shown that a significant increase in intensivist-directed ICU care could result in as much as a 30% reduction in hospital mortality, or an estimated 54,000 lives annually. However, there are only approximately 6,000 board certified intensivists in the United States, which we estimate is one-quarter of the number needed to cover all ICU beds in the country. Our eICU Program helps to address this critical shortage by significantly increasing the number of patients that can be managed by each intensivist. In our Critical Care Medicine study, the use of our eICU Program by one of our customers reduced mortality rates in that customer’s ICUs by approximately 27% and reduced average length of stay in the ICUs by approximately 16%. In the study, these improvements were shown to reduce average costs per case by approximately 25% and increase the hospital’s average contribution margin per case by approximately 56%. Contribution margin represents revenue less variable costs. We believe that the significant patient care benefits and the meaningful return on investment that our eICU Program can provide differentiates it from other clinical information solutions.
      We sell our eICU Program primarily to multi-hospital systems and networks of community and rural hospitals. Since our first eICU Program implementation in June 2000, we have implemented our eICU Program with some of the largest multi-hospital healthcare providers in the United States. As of February 28, 2006, we had activated 29 eICU Centers that serve 192 ICUs in 106 hospitals and monitor approximately 2,460 ICU beds.
      We provide our customers with a perpetual license of our software, clinical and technical implementation services and ongoing support services under a three-year support agreement. Our customers pay license and implementation fees in installments prior to and within a short time following implementation of our eICU Program and pay support service fees throughout the term of the three-year support agreement. We recognize revenue from our contracts ratably over the term of the support agreement beginning when our eICU Program is fully operational at the customer site. We record as deferred revenue those fees that we have invoiced but not yet recognized as revenue. Our multi-year customer support agreements combined with our ratable revenue recognition methods provide us with a substantial backlog of contractually committed future revenues. As of December 31, 2005, our revenue backlog, which we determine by totaling the minimum fees payable over the term of each customer contract and subtracting revenues recognized to date, amounted to approximately $70.2 million. We expect to recognize approximately 40% of this backlog in 2006.

Our Solution
      Our customers use our eICU Program, consisting of our eCareManager suite of software products and clinical solutions and services, to operate an eICU Center. Each eCareManager workstation has direct high-resolution video and two-way audio links with the patient room. This feature allows the eICU staff to make virtual rounds of the ICU beds, consult with and respond to calls from the on-site caregivers and direct necessary patient interventions. Our software processes the data from the vital sign monitoring and other hospital systems to alert the eICU staff to those patients whose conditions are deteriorating or who are in need of immediate intervention. This early intervention helps the eICU staff prevent potential crises as well as manage those crises that do arise.
      Implementation, user training and workflow redesign and ongoing support services are an integral part of our program. We have designed our clinical and technical implementation program to maximize user acceptance, promote behavioral change at all levels and increase the probability of implementation success. After implementation, we evaluate system performance and user behaviors. When appropriate, we recommend organizational and operational adjustments that we consider necessary to improve eICU Program effectiveness and efficiency. These optimization services measure the ultimate success of our customers’ implementation through the use of web-based surveys and reports on productivity, operating performance and return on investment. We believe that our focus on implementation and support services helps ensure that our customers’ investments in our program are well managed and achieve our customers’ financial and operational objectives.
      Key benefits of our eICU Program include:

•	Improved Patient Outcomes. Our eICU Program is designed to promote rapid clinical intervention and the standardization of patient care through more frequent monitoring of ICU patients, increased intensivist-directed care and improved compliance with current ICU best practice treatment methods. As a result, the eICU Program enables our customers to improve patient outcomes and reduce medical errors.

•	Reduced Hospital Costs. Our eICU Program can help reduce the average length of ICU stay, the number of patients who stay in the ICU for extended periods and the average costs per case of ICU patients through more frequent monitoring, earlier intervention and more consistent application of current ICU best practice treatment methods.

•	Increased Productivity and Improved Quality of Life of Critical Care Professionals. Through our eICU Program, one intensivist and two ICU nurses making virtual rounds can effectively monitor up to 100 ICU patients, compared to the current practice of one on-site intensivist monitoring only 10 to 12 patients. In addition, the 24-hour per day clinical direction provided by the eICU Center assures physicians that high quality care is provided to their patients even when the physicians are at home or otherwise unavailable.

•	Increased Hospital Revenue Potential. Our eICU Program enhances hospital revenue opportunities by reducing the average length of stay of patients in the ICU, freeing beds for additional patients and supporting accurate documentation of care for improved hospital billing.
Our Strategy
      Our goal is to become the industry leader in using information technology and clinical programs to transform the management of acutely ill patients. Based on the number of beds at which our eICU Program has already been installed or for which we have committed orders, we estimate that we have captured approximately 5% of the adult ICU market in the United States.
      To achieve our goal we intend to:

•	increase our sales and marketing efforts in the United States to pursue new customers;

•	expand penetration with our existing customer base;

•	enhance our program offerings;

•	evaluate opportunities to expand our eICU Program model to monitor lower acuity beds, emergency departments and other special care units; and

•	pursue international sales of our eICU Program.
Risks Associated With Our Business
      Our business is subject to numerous risks, as more fully described in the “Risk Factors” section of this prospectus. We have incurred substantial operating losses since our inception, resulting in an accumulated deficit of approximately $34.9 million as of December 31, 2005. Widespread market acceptance of our eICU Program, from which we derive substantially all of our revenue, is critical to our future success and our ability to achieve profitability. We expect our operating expenses to increase substantially in the future, and we may never become profitable.
      One of our competitors, iMDsoft, Ltd., has requested that the U.S. Patent & Trademark Office, or U.S. Patent Office, declare an interference and that our only issued U.S. patent be revoked and a patent with identical claims be issued to iMDsoft. In addition, Cerner Corporation has filed a lawsuit against us in which it seeks as one of its remedies a declaration that our patent is invalid and unenforceable. If our patent is lost or substantially narrowed as a result of these pending proceedings, or as a result of any future proceedings that might be initiated with respect to our patent, it would be easier for third parties to imitate, copy or reverse engineer the techniques and methods reflected in the claims of our patent.
      The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. Many of our competitors have significantly greater financial, technological and other resources and name recognition than we do. We may not be able to compete successfully.
Corporate Information
      We were incorporated in Delaware on March 19, 1998 as Integrated Critical Care Management, Inc. We changed our corporate name to ICUSA, Inc. on June 10, 1998 and to Visicu, Inc. on October 2, 2000. Our principal executive offices are located at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315. Our telephone number is (410) 276-1960. Our website address is www.visicu.com. We have included our website address in this prospectus as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Visicu,” “we,” “us” and “our” refer to Visicu, Inc.
Critical Care Medicine Study
      In January 2004, the journal Critical Care Medicine published a peer reviewed study that we conducted. This study examined the clinical and economic effects of our eICU Program during a six-month period following implementation with our first customer, Sentara Healthcare. Our eICU Program was implemented in a ten-bed general ICU that primarily cares for high-acuity patients and an eight-bed surgical ICU. In the study, our eICU Program supplemented existing on-site care, which did not change as a result of implementation of our eICU Program. The article, entitled “Effect of a Multiple-Site Intensive Care Unit Telemedicine Program on Clinical and Economic Outcomes: An Alternative Paradigm for Intensivist Staffing,” was co-authored by us, Sentara Healthcare and Cap Gemini Ernst and Young. The study was funded by us and Sentara Healthcare. In 2001, we engaged Cap Gemini Ernst and Young on a fixed-fee basis to study and report on the value of the eICU Program that we had implemented at Sentara Healthcare. In this prospectus, we refer to this study as our “Critical Care Medicine study.”

THE OFFERING

Common stock offered	6,000,000 shares

Common stock to be outstanding after this offering	31,112,103 shares

Over-allotment option	900,000 shares

Use of proceeds	We intend to use the net proceeds for general corporate purposes and to support the growth of our business, including increased sales and marketing efforts and enhancements to our product offerings, and for research and development and potential acquisitions of, or investment in, complementary products, technologies or companies. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq National Market symbol	EICU

      The number of shares of common stock to be outstanding immediately after this offering is based on 5,726,818 shares of common stock outstanding as of February 28, 2006 and an additional 19,385,285 shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering. The number of shares of common stock to be outstanding immediately after this offering excludes:

•	3,702,139 shares of common stock issuable upon the exercise of options outstanding as of February 28, 2006, with exercise prices ranging from $.10 to $5.67 per share and a weighted average exercise price of $1.49 per share;

•	915,119 shares of common stock reserved for future issuance under our equity incentive plan as of February 28, 2006; and

•	43,796 shares of common stock issuable upon the exercise of a warrant outstanding as of February 28, 2006, with an exercise price of $1.37 per share.

      Unless otherwise noted, all information in this prospectus assumes:

•	no exercise of the outstanding options or warrant described above;

•	no exercise by the underwriters of their right to purchase up to 900,000 shares of common stock to cover over-allotments; and

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 19,385,285 shares of common stock upon the closing of this offering.

SUMMARY FINANCIAL DATA
      You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the summary financial data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements included in this prospectus. Historical results are not necessarily indicative of results to be expected in any future period and results for any interim period are not indicative of results to be expected for a full fiscal year.

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(in thousands, except per share data)
Statements of Operations Data:
Total revenues	$1,429	$1,445	$2,218	$5,514	$18,352
Total direct cost of revenue	1,778	1,082	769	1,466	3,866
Total operating expenses	7,102	7,855	9,844	12,173	16,176
Loss from operations	(7,451)	(7,492)	(8,394)	(8,126)	(1,690)
Net income (loss)	(7,255)	(7,456)	(8,404)	(4,127)	10,067
Accretion of redeemable preferred stock	(1,472)	(1,949)	(1,993)	(2,019)	(354)
Net income (loss) attributable to common stockholders	(8,727)	(9,405)	(10,398)	(6,146)	9,713
Net income (loss) attributable to common stockholders per share:
Basic	$(2.94)	$(3.22)	$(3.30)	$(1.83)	$2.61
Diluted	(2.94)	(3.22)	(3.30)	(1.83)	.38
Shares used in computing per share amounts:
Basic	2,967	2,917	3,146	3,352	3,722
Diluted	2,967	2,917	3,146	3,352	26,816

In the preceding table, total direct cost of revenue and total operating expenses include non-cash stock-based compensation expense as follows:

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(in thousands)
Non-cash stock-based compensation expense:
Total direct cost of revenue	$—	$—	$—	$—	$48
Total operating expenses	—	—	—	29	1,010

Total non-cash stock-based compensation expense	$—	$—	$—	$29	$1,058

	As of December 31, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,379	$11,379	$76,489
Working capital	3,208	3,208	68,318
Total assets	44,700	44,700	109,810
Total deferred revenue	47,613	47,613	47,613
Total stockholders’ equity (deficit)	(6,941)	(6,941)	58,169
      The above table summarizes our balance sheet data as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 19,385,285 shares of common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to our sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding whether to purchase any shares of our common stock. If any of the following risks occurs, our business, financial condition or operating results could materially suffer. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business and Industry
                  We have incurred significant operating losses in the past and may incur significant operating losses in the future. If we fail to increase our revenues, we may never become profitable on an annual basis.
      We have incurred significant operating losses since our inception in March 1998 and we may incur significant operating losses in the future. We incurred operating losses of approximately $8.4 million in 2003, $8.1 million in 2004 and $1.7 million in 2005. Our accumulated deficit was approximately $34.9 million as of December 31, 2005. In addition, we expect our operating expenses to increase substantially in the future as we expand our sales and marketing activities, increase our product development efforts, hire additional personnel and comply with the requirements related to being a public company. If we cannot increase our revenues enough to offset these expected increased expenses, or the increase in expenses exceeds our expectations, we may never become profitable. You should not consider recent quarterly revenue growth as indicative of our future performance.
                  If our eICU Program is not widely accepted, we will be unable to generate significant revenue growth.
      We derive substantially all of our revenues from sales of our eICU Program and associated services, and we expect that we will continue to do so for the foreseeable future. As a result, widespread market acceptance of our eICU Program is critical to our future success. However, we are in a new and developing sector of the healthcare information technology industry and our future prospects are difficult to evaluate.
      Factors that may negatively affect market acceptance of our program and that are beyond our control, include:

•	reluctance by hospitals to reduce their reliance on traditional ICU practices, monitoring systems and on-site personnel;

•	inability of hospitals to successfully integrate our eICU Program into an ICU due to lack of on-site physician adoption, including the resulting harm to our reputation;

•	financial and budget constraints of hospitals; and

•	the availability, price, performance and reliability of competing products and services.
      In addition, the price, performance and reliability of our products and services will be key factors for market acceptance of our eICU Program. If we are not successful in achieving and maintaining widespread market acceptance of our eICU Program, we may never become profitable.
                  The loss of our U.S. patent or any significant limitation in its scope could provide less legal protection for our business and products by permitting competitors to more easily enter the market and to utilize methods developed by us.
      One of our competitors, iMDsoft, Ltd., a software company that develops and implements clinical information systems in the intensive care environment, including a remote ICU monitoring system, has filed an application with the U.S. Patent Office for the express purpose of having the U.S. Patent Office declare an interference and requesting that our patent be revoked and a patent with identical claims be issued to iMDsoft. iMDsoft claimed that prior art allegedly owned by iMDsoft covers the claims covered by our patent. In addition, Cerner Corporation has filed a lawsuit against us in which it seeks as one of its remedies a declaration that our patent is invalid and unenforceable. The loss of our patent or any significant limitation in the scope of its claims would make it easier for third parties to imitate, copy or reverse engineer the techniques and methods reflected in the claims of our patent. We cannot accurately predict the scope of or the number of any claims that will remain after the interference proceeding or the Cerner lawsuit.
                  If our products are alleged or found to infringe the intellectual property rights of others, we could be involved in costly disputes or disruptions and be required to redesign our products or methods, pay royalties or enter into license agreements with third parties.
      From time to time, third parties may initiate legal proceedings against us, alleging that our products or technologies infringe their intellectual property rights. As the number of products in our target market increases and the functionality of these products overlaps, we believe that technology owners, users and other parties may become increasingly subject to infringement claims. If a patent with claims identical or substantially similar to our issued U.S. patent were to be issued to iMDsoft as a result of the interference proceeding in the U.S. Patent Office, iMDsoft might attempt to bring an infringement claim against us to enforce its patent. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to redesign our products or methods or enter into royalty or license agreements rather than dispute the merits of the allegations. We may not be able to obtain any required royalty or license agreements on terms acceptable to us, or at all, particularly if the third party is developing or marketing a product competitive with our products or technology. Even if we are able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. If we are not successful in defending any allegations of infringement or procuring a royalty or license agreement, we could be required to pay substantial damages and be foreclosed from marketing our current product.
      Third parties may also assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products and we could be liable for damages to our customers.
                  Any failure to protect our intellectual property rights could materially and adversely affect our business and financial condition.
      Our success will depend in part on our ability to protect our intellectual property rights. We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses and employee and third-party nondisclosure agreements and other protective measures to protect our intellectual property rights. However, these protections may not be adequate to prevent our competitors from copying or reverse-engineering our products and technologies. In addition, our competitors may independently develop technologies that are substantially similar or superior to our technology. To protect our trade secrets and other proprietary information, we generally require our employees, consultants, contractors and outside collaborators to enter into written nondisclosure agreements. These agreements may not provide meaningful protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. If we are unable to protect our intellectual property rights, our business and financial condition could suffer materially.
      We currently hold one issued U.S. patent and three international patents on our methods for providing continuous, expert critical care services from a remote location. In addition, we have several pending U.S. patent applications relating to our remote location program and methods and related components, such as vital sign monitoring, standardization of patient care, eICU Center capabilities and the display of patient status, as well as a foreign patent application on the same technology. However, our issued patents or any patents that we may obtain in the future might not provide us with any competitive advantages, or may be challenged by third parties. We cannot guarantee that any patents will issue from our pending patent applications or any future patent applications that we might make. In addition, patents may not protect our products and technologies if competitors devise ways of making these or similar products without infringing our patents. Furthermore, even if valid and enforceable patents cover our products and technologies, the patents will provide protection only for a limited period of time.
      Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which we might market our offerings. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and domestic and international mechanisms for enforcement of intellectual property rights may be inadequate.
                  We have been sued by Cerner Corporation over our U.S. patent. A ruling by the court in favor of Cerner on one or more of its claims could materially and adversely affect our business and financial condition.
      Cerner Corporation, a supplier of healthcare information technology, including a solution related to the delivery of care to patients in ICUs, has filed a lawsuit against us over our only issued U.S. patent. In this matter, Cerner requests a declaration that, among other things: our patent is invalid and unenforceable; our patent has not been infringed by Cerner; and actions that we have taken have threatened Cerner and its customers with infringement of our patent and constituted unfair competition and tortious interference with Cerner’s customer contracts and expected business. Cerner has also alleged that we have engaged in patent misuse by making statements, assertions and representations that are false, misleading and misrepresent the scope and substance of our patent and that, as a result, our patent is unenforceable.
      Among other things, Cerner has asked the court for an award of unspecified damages and an injunction preventing us from threatening or initiating infringement litigation under our patent against Cerner. We are unable to predict the amount of monetary damages or other relief the court may award Cerner if the court were to rule in favor of Cerner on one or more of its claims. A significant monetary judgment against us could materially and adversely affect our business and financial condition. This litigation and any other litigation we may face in the future, whether or not it is ultimately resolved in our favor, could result in a significant expense to us and divert the efforts of our management. We have filed a counterclaim against Cerner alleging that, among other things, they have infringed our patent. If the court issues an injunction against us and we are unsuccessful in the pursuit of our infringement claim against Cerner, we will be unable to use our patent to prevent Cerner from marketing and selling its competing product offerings to our customers and potential customers. If we did not adequately respond to this competition, our business, financial condition and operating results could be harmed. In connection with the reassessment of the fair value of our common stock that we conducted solely for purposes of accounting for stock-based compensation, our board of directors and management selected discount rates for use in their valuation calculations. One of these discount rates reflected the potential impact of the Cerner litigation on our enterprise valuation in the periods to which the respective valuations applied. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation.” These discount rates do not reflect the potential impact that unfavorable developments in the Cerner litigation might have on our business, financial condition or operating results.
                  Increasing competition for our products and services could make it harder for us to sell our eICU Program.
      The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. In particular, the healthcare information technology systems market is characterized by frequent software product introductions and enhancements and evolving industry standards and requirements. Although the market for software products that provide an advanced remote monitoring technology for hospital ICU beds is relatively new and still developing, we face increasing competition from other companies in the healthcare information technology market. Our actual and potential competitors include companies that provide critical care information systems or enterprise clinical and hospital information systems.
      Many of our actual and potential competitors have significantly greater financial, technological and other resources and name recognition than we do and more established distribution networks and relationships with healthcare providers. Because of their greater resources, many of these companies can respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution and litigation and finance capital equipment acquisitions for their customers. Our actual and potential competitors may develop new products, services or technologies that could render our products or technologies obsolete or noncompetitive. If our actual or potential competitors incorporate a competing product or service into their existing product offerings, the incremental cost to potential customers for that competing product or service may be lower than the price for our program. Because we do not and for the foreseeable future will not have the financial, technological and other resources and marketing, distribution and support capabilities of our actual or potential competitors, we may not be able to compete successfully. If we do not adequately respond to competitive pressures, our business, financial position and operating results may be harmed.
                  We have a relatively short operating history and a limited number of customers. We are unable to predict whether our customers will renew their support agreements after the initial term, and low renewal rates could adversely affect our revenues and our business.
      Our support agreements with our customers typically have a term of three years and are subject to renewal. Because of our relatively short operating history and our limited number of customers, the initial term of most of our support agreements has not yet expired. Accordingly, we have limited historical data with respect to renewal rates and are unable to predict whether our customers will renew their support agreements after the expiration of their initial terms. Support agreements are subject to renewal for four eICU Centers in 2006, seven eICU Centers in 2007 and 12 eICU Centers in 2008. Renewal rates for our support agreements may fluctuate as a result of a number of factors, including the level of customer satisfaction with our program and our customers’ ability to continue their operations and spending levels. If a significant number of our customers fail to renew their support agreements, our revenues may be harmed and our business may suffer.
                  A downturn or upturn in our sales may not be immediately reflected in our operating results because we recognize revenues from license fees ratably over the term of our agreements.
      We recognize revenues ratably over the term of our support agreements with our customers, which is typically three years. As a result, most of the revenues that we report in each quarter reflect our recognition of deferred revenues from agreements entered into during previous periods. Because of this revenue recognition policy, a decline in new customer sales or renewals of support agreements in any quarter or series of quarters may not be immediately reflected in our operating results and may negatively affect our revenue in future quarters. In addition, it is difficult for us to rapidly increase our revenue by entering into new customer agreements in any period because revenues from new customers must be recognized over the term of our support agreements.
                  Our revenues from existing customers may decrease and we may be required to provide refunds to existing customers if we offer lower pricing terms for comparable purchases to another customer.
      Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us, we must offer that same lower price to those existing customers. Some of our existing customer agreements also expressly require us to refund or credit license fees previously paid by the existing customer if we offer a lower price on license fees to new customers making comparable purchases. These pricing terms limit our ability to negotiate discounted license rates to new customers without triggering an obligation to provide the same discount to many of our existing customers who previously entered into agreements for comparable purchases. These pricing terms may decrease the revenue that we receive from our existing customers, limit our potential revenue growth and negatively affect our ability to compete with other companies based on pricing. We expect that we will continue to include these pricing terms in our new customer contracts.

                  Defects in or performance problems with our eICU Program could diminish demand for our products and services and harm our reputation.
      Any errors, defects or other performance problems with our eICU Program could affect critical aspects of patient care. Our program may have errors or defects that customers identify after they begin using it. In that event, our customers may elect not to renew our support agreements after the expiration of their initial terms or delay or withhold payment to us. In addition, because our program depends on the proper functioning of our customers’ hardware and internal network and third-party software products, any associated defects or malfunctions could leave our customers unable to access or use our program or lead to errors. Even though the performance of our customers’ hardware and network connections and third-party software products are outside our control, any associated defects or malfunctions could make our customers less likely to renew their support agreements with us after the expiration of their initial terms, negatively affect patient care, adversely affect future sales of our eICU program and harm our reputation.
                  Product liability claims may require us to pay damages, reduce the demand for our eICU Program and harm our reputation.
      Our business exposes us to a risk of product liability claims and other adverse effects of product failures. We provide products that, among other things, assist intensivists and nurses in monitoring and making treatment decisions regarding the care given to acutely ill patients. Our customers or their patients may assert claims against us in the future alleging that they suffered damages due to a defect, error or other failure of our products or services. A product liability claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of the claim. Although we attempt to limit by contract our liability for damages arising from negligence, errors or mistakes, these contractual provisions may not be enforceable or may not otherwise protect us from liability for damages. For example, we recently received notice that we may be named as a defendant in a lawsuit threatened to be filed against one of our customers and several physicians claiming negligent treatment and care of a patient in the customer’s intensive care unit. Because we have not been served with a complaint, at this time we do not have facts or other information that would enable us to assess the merits of the possible claim or claims or our potential exposure, if any. In addition, we maintain general liability insurance, including product liability insurance. However, this coverage may not be sufficient for one or more claims against us or otherwise continue to be available on terms acceptable to us. The insurer also could disclaim coverage as to any future claim. A successful claim brought against us that is uninsured or under-insured could materially harm our business, financial condition or operating results. A product liability claim also could harm our reputation, adversely affect future sales of our eICU program and lead to a decline in revenue.
                  Our inability to effectively manage our growth could adversely affect our business and our operating results.
      We have expanded our operations rapidly in recent years and expect continued growth in our operations. In addition, a component of our growth strategy is to acquire and form strategic partnerships with complementary businesses. We are still in the process of developing and implementing our operating and financial systems, including our internal systems and controls. Our management will be required to devote considerable time to this process, which will reduce the time they will have to implement our business and expansion plans. To manage our business and planned growth effectively, we must successfully develop, implement, maintain and enhance our financial and accounting systems and controls, integrate new personnel and businesses and manage expanded operations. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy.

                  Our inability to successfully introduce new, enhanced and competitive products that keep pace with rapidly changing technology, industry standards and customer requirements could adversely affect our ability to compete effectively.
      The markets for our products and services are characterized by rapidly changing technology and evolving industry standards, including developments in required regulatory certifications. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete or noncompetitive and could exert pricing pressures on our existing products. It is critical to our success for us to anticipate changes in technology, industry standards and customer requirements and to successfully acquire, develop and introduce new, enhanced and competitive products on a timely basis. We may not have adequate resources available to develop new technologies or products or be able to successfully develop new products or introduce new applications for existing products. Any new products and applications that we develop may not achieve market acceptance and the introduction of new products or technological developments by others may render our products obsolete. In addition, uncertainties about the timing and nature of new and enhanced products or technologies could increase our development expenses. If we fail to develop products that are competitive in technology and price, satisfy certification standards and meet customer needs, our market share will decline materially and our business, revenues, financial condition and operating results would suffer materially.
                  Any loss of the third-party intellectual property and technology licenses on which we rely in providing our eICU Program could result in additional costs or interruptions in the functionality of our products and services.
      We rely on intellectual property and technology, such as software and content, that we license from third parties and incorporate into our eICU Program. If any of our third-party suppliers were to change product offerings, increase prices or terminate our licenses or supply contracts, then we might need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our eICU Program. These alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology of our existing suppliers. Any loss of the right to use any of this intellectual property or technology could result in interruptions in the full functionality of our eICU Program.
                  We are dependent on our senior executive management, and the loss of any member of our senior executive management may prevent us from managing and growing our business effectively.
      Our future success depends largely on the continued service of our senior executive management, especially Mr. Frank T. Sample, our President, Chief Executive Officer and Chairman of our board of directors, Dr. Brian Rosenfeld, our Executive Vice President and Chief Medical Officer, and Dr. Michael Breslow, our Executive Vice President, Clinical Research and Development. Other than Mr. Sample, none of our senior executives has an employment agreement. The loss of any member of our senior executive management could materially harm our ability to manage and grow our business effectively. In that event, we might not be able to replace any member of our senior executive management in a timely manner, or at all, on acceptable terms.
                  We depend on highly specialized personnel, and the loss or failure to identify, hire, develop, motivate and retain these personnel could adversely affect our ability to grow our business.
      Our future success and the execution of our growth strategy depend on our continued ability to identify, hire, develop, motivate and retain highly specialized personnel for technical, clinical, management and sales positions within our organization. For example, we must identify experienced candidates for sales positions who can effectively communicate the costs and clinical and information technology benefits of our products and services to our customers. In addition, we rely on software engineers with high levels of experience in designing and developing our software solutions. Our potential competitors, employers in other industries, academic institutions and governmental entities and organizations also often seek persons with similar qualifications. Many of these potential competitors have greater financial resources than we do. As a result, we may not be able to identify and hire the personnel we need in a timely manner.
      In addition, to hire, motivate and retain these personnel, we believe we must provide them with a competitive compensation package, which may include stock-based incentives, such as restricted stock or options. Increases in shares available for issuances under our equity incentive plan generally may require stockholder approval, and our stockholders may not approve future increases. Recent changes in the accounting for stock options may cause us to issue fewer stock options and rely more on restricted stock grants instead, which may be less attractive to potential employees. If this occurs, we may find it more difficult to hire, motivate and retain highly specialized personnel, which could adversely affect our ability to grow our business.
                  Any efforts we may make in the future to expand our eICU Program beyond the adult ICU market may not yield a sufficient return on our investment.
      To date, we have focused our business on providing our eICU Program primarily to multi-hospital systems. However, part of our strategy is to evaluate opportunities to offer our eICU Program to hospitals to monitor lower acuity beds, emergency departments, and other special care units. Any efforts we make to expand beyond the adult ICU market may never result in significant revenue growth for us. In addition, our efforts to expand our eICU Program beyond the adult ICU market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business.
                  We intend to increase sales of our eICU Program to government agencies, which subjects us to risks inherent in government contracts.
      We intend to increase sales of our eICU Program to healthcare facilities operated by the U.S. federal and state government and government agencies, including by acting as subcontractor under government prime contracts. Traditionally, the opportunities to generate significant profit margins under government contracts are limited. Furthermore, as a party to government contracts, we are subject to complex laws and regulations relating to the formation, administration and performance of government contracts. Failure to comply with these laws and regulations may subject us to civil and criminal penalties and administrative sanctions. In addition, government customers are subject to stringent budgetary constraints and political considerations. Our future business, revenues and operating results may be adversely affected if levels of government expenditures and authorizations for spending on healthcare information technology decrease, remain constant or shift to programs in areas where we do not provide products and services.
      Furthermore, government parties under government contracts, as well as the prime contractor, typically enjoy broad discretion to terminate contracts for their convenience. Changes in government programs, adoption of new laws or regulations and delays or changes in the annual process for appropriating government funding, among other factors, may cause government agencies or prime contractors to reduce purchases under existing contracts, terminate existing contracts for convenience or decline to renew contracts or exercise contract options, any of which could impair our future business, financial position and operating results.
      As a government contractor, we may be subject to frequent government audits. If any of our costs are found to be unallowable, non-allocable or unreasonable, the costs may not be reimbursed and any costs already reimbursed may need to be refunded. These adjustments may materially impair our revenues. If, during the course of an audit, the government discovers any improper or illegal activities, we may be subject to civil, criminal or administrative penalties.
                  We intend to expand our international sales efforts, which exposes us to risks inherent in international operations, and we do not have substantial experience in international markets.
      We plan to expand sales of our eICU Program in markets outside the United States. We have very limited experience in marketing, selling and supporting our program abroad. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources and will subject us to risks and challenges that we would not otherwise face if we conducted our business only in the United States. The risks and challenges associated with operations outside the United States may include:

•	localization of our program, including translation into foreign languages and associated expenses;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including healthcare, employment, tax, privacy, healthcare information technology and data protection laws and regulations;

•	laws regulating exports of technology products from the United States and foreign government restrictions on acquisitions of U.S.-origin products;

•	fluctuations in foreign currency exchange rates;

•	difficulties in staffing and managing foreign operations; and

•	longer accounts receivable payment cycles and other collection difficulties.
      If one or more of these risks materialize in connection with the planned expansion of our international sales and operations, our planned expansion may be unsuccessful and our financial condition and operating results could be materially harmed.
                  The long sales cycles for our eICU Program may cause our operating results to fluctuate significantly, which may result in volatility in the price of our common stock.
      Our eICU Program has a lengthy sales cycle, which is typically nine months and may take longer. A customer’s decision to implement our eICU Program involves a significant commitment of its resources and a lengthy product evaluation and qualification process. These sales may be subject to delays based on a customer’s internal procedures for approving large expenditures and other factors beyond our control. We may incur substantial sales and marketing expense and expend significant management efforts during the sales cycle, regardless of whether we make a sale. As a result of the lengthy sales cycles for our eICU Program, it is difficult for us to predict the quarter in which a particular sale may occur. Accordingly, our operating results may vary significantly, which in turn could create volatility in the price of our common stock.
                  If we are required to change our revenue recognition policy in the future, our financial results could fluctuate significantly, which may result in volatility in the price of our common stock.
      We provide our customers with a perpetual license of our software, clinical and technical implementation services and ongoing support services under a three-year support agreement. We do not yet have objective and reliable evidence of the fair value of each of the elements of our arrangements with our customers, including our ongoing support services. Accordingly, we recognize revenue from customer arrangements ratably over the term of the support agreement.
      If, in the future, we are able to objectively and reliably determine the fair value of the elements of our customer arrangements, we may begin to recognize all of the revenue from delivered software and implementation services immediately upon customer acceptance. Accordingly, our future financial results may vary significantly from our historical financial results. In addition, a change in our revenue recognition policy combined with our lengthy sales cycle may cause our financial results to fluctuate significantly from quarter to quarter, which may result in volatility in the price of our common stock.
                  Acquisitions and investments could result in integration difficulties, dilution or other adverse financial consequences.
      We may acquire other businesses that we believe are complementary to our business. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired operations successfully with our business and we may not achieve the anticipated benefits from the acquired business. If we are unable to integrate any new business successfully, we could be required either to dispose of the acquired operations or to undertake changes to the acquired operations in an effort to integrate them with our business. The acquired business may never generate sufficient revenues to offset acquisition costs. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Acquisition financing, if needed, may not be available on favorable terms.
                  The requirements related to being a public company will subject us to increased costs and may strain our resources and distract our management. If we do not comply with these requirements, we may be subject to penalties and investors may lose confidence in us.
      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, these requirements and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and internal controls, as well as on our personnel. Accordingly, our management’s attention may be diverted from other business concerns. We will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to document and possibly make significant changes to our internal control over financial reporting. We may be required to improve our financial and managerial controls, reporting systems and procedures, to incur significant expenses to make such improvements and to hire additional personnel. We also expect these new rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to obtain the same or similar coverage.
      We may not be able to complete our evaluation, testing and remediation actions required by Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the Securities and Exchange Commission or the Nasdaq Stock Market. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access the capital markets. In addition, the controls and procedures that we implement may not comply with all of the relevant rules and regulations of the Securities and Exchange Commission and the Nasdaq Stock Market. If we fail to develop and maintain adequate controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner, which could cause a decline in our stock price and adversely affect our ability to raise capital.
                  Because our operating results may fluctuate significantly and may be below the expectations of analysts and investors, the market price for our stock may be volatile.
      Our operating results are difficult to predict and may fluctuate significantly in the future. As a result, our stock price may be volatile. The following factors, many of which are outside our control, can cause fluctuations in our operating results and volatility in our stock price:

•	the size, timing, terms and conditions of orders from our customers;

•	changes in hospitals’ budgets and procurement policies and priorities, and funding delays;

•	new competitors and the introduction of enhanced products from new or existing competitors;

•	expenses incurred in pursuing and closing acquisitions and in follow-up integration efforts;

•	unforeseen legal expenses, including litigation costs;

•	unanticipated delays or problems in releasing new products and services; and

•	the amount and timing of our investments in research and development activities.

      The deferral or loss of one or more significant contracts could materially and adversely affect our operating results, particularly if there are significant sales and marketing expenses associated with the deferred or lost contracts. Additionally, we base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs to compensate for an unexpected near-term shortfall in revenues.
      Actual or anticipated fluctuations in our operating results could cause our stock price to decline. Due to fluctuations in our operating results, a period-to-period comparison of our operating results may not be a good indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors and our stock price could decline as a result.
                  We might require additional capital to support our business growth, and this capital might not be available.
      We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the acquisition and integration of additional businesses, enhancing existing products and services, accelerating our research and development efforts and further developing our sales and marketing channels and capabilities. Accordingly, we may need to engage in private or public equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain required financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.
                  If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications or if clearances for future products and indications are delayed or not issued, our business would be harmed.
      Our eICU Program and related products are classified as medical devices and are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, and other federal, state and local authorities. These regulations relate to manufacturing, labeling, sale, promotion, distribution, importing and exporting and shipping of our products. In the United States, before we can market a new medical device, or a new use of or claim for an existing product, we must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA’s 510(k) clearance process usually takes from 90 days to over a year from the date of a complete filing, depending on the number of questions the FDA has concerning the submission. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the premarket approval application is submitted to the FDA until an approval is obtained. The FDA cleared our eICU Program through the 510(k) notification process.
      Medical devices may be marketed only for the indications for which they are approved or cleared. The FDA may not approve or clear indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products. Our clearances can be revoked if safety or effectiveness problems develop.

                  After clearance or approval of our products, we are subject to continuing regulation by the FDA. If we fail to comply with these FDA regulations, our business could suffer.
      The FDA could object to our post-market activities. We are subject to continuing regulation by the FDA, including the requirements that our facilities be registered and our devices listed with the agency. We are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We also are subject to the notices of correction or removal and recall regulations, which require us to report to the FDA about corrections and removals in cases in which the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act caused by the device that may present a risk to health, and maintain records of other corrections or removals. The FDA closely regulates promotion and advertising and our promotional and advertising activities could come under scrutiny. If the FDA objects to our promotional and advertising activities or finds that we failed to submit reports under the Medical Device Reporting regulations, for example, the FDA may allege our activities resulted in violations.
      The FDA has broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall, seizure or removal of authority to distribute our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing a request for 510(k) clearance of new products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.
      If any of these events were to occur, they could harm our business.
                  The FDA could retroactively determine that modifications that we have made to our eICU Program following FDA clearance were improper and require us to stop marketing and recall the modified products.
      Any modification to an FDA-cleared device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use requires a new 510(k) clearance or a premarket approval. We may be required to submit extensive pre-clinical and clinical data depending on the nature of the changes to our products. We may not be able to obtain additional 510(k) clearances or premarket approvals for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and operating results. We have made modifications to our eICU Program in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. We are not required to notify the FDA of modifications to our eICU Program that do not require additional clearances or approvals. However, the FDA may become aware of these modifications in connection with a periodic inspection or a proposed modification that requires additional FDA clearance or approval. If the FDA requires new clearances or approvals for the modifications that we have made, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products. In addition, we could be subject to fines, penalties and other sanctions authorized by the Federal Food, Drug and Cosmetic Act.
                  Federal regulatory reforms may adversely affect our ability to sell our products profitably.
      From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to accurately predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of any changes may be.
                  If we fail to comply with the FDA’s Quality System Regulation, our manufacturing operations could be halted and our business would suffer.
      We are currently required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic unannounced inspections. We have been, and anticipate in the future being, subject to these inspections. Our failure to comply with the QSR or to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of or restrictions on our manufacturing operations, delays in approving or clearing a product, a recall or seizure of our products, fines, injunctions, civil or criminal penalties, or other sanctions, any of which could cause our business and operating results to suffer.
                  We may face additional compliance costs and liability risks under HIPAA.
      Our eICU Program involves the storage and transmission of patients’ personal information, much of which is subject to regulation under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Federal regulations issued in accordance with HIPAA impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA-compliant and non-compliant formats and health plans. Failure to comply with these standards under HIPAA may subject our customers to civil monetary penalties and, in some circumstances, criminal penalties. These HIPAA standards include:

•	transaction and code set standards that prescribe specific transaction formats and data code sets for specified electronic healthcare transactions;

•	privacy standards that protect individual privacy by limiting the uses and disclosures of individually identifiable health information; and

•	data security standards that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form.
      Under HIPAA, covered entities may be subject to civil monetary penalties in the amount of $100 per violation, capped at a maximum of $25,000 per year for violation of any particular standard. Also, the U.S. Department of Justice may seek to impose criminal penalties for some violations of HIPAA. Criminal penalties under the statute vary depending upon the nature of the violation but could include fines of not more than $250,000 and imprisonment. In addition, criminal penalties could be imposed under other federal statutes.
      Although we are not directly regulated by HIPAA, our customers are mandated by HIPAA to enter into written agreements with us, known as business associate agreements, that require us to safeguard individually identifiable health information. Business associate agreements typically include:

•	a description of our permitted uses of individually identifiable health information;

•	a covenant not to disclose the information other than as permitted under the agreement and to make our subcontractors, if any, subject to the same restrictions;

•	assurances that appropriate administrative, physical and technical safeguards are in place to prevent misuse of the information;

•	an obligation to report to our customer any use or disclosure of the information not provided for in the agreement;

•	a prohibition against our use or disclosure of the information if a similar use or disclosure by our customer would violate the HIPAA standards;

•	the ability for our customers to terminate the underlying support agreement if we breach a material term of the business associate agreement and are unable to cure the breach;

•	the requirement to return or destroy all individually identifiable health information at the end of our support agreement; and

•	access by the Secretary of the Department of Health and Human Services to our internal practices, books and records to validate that we are safeguarding individually identifiable health information.
      We have agreed in many of our customer contracts to indemnify our customers for civil liabilities that they may incur as a result of our breach of the business associate agreement or our HIPAA-related obligations under the customer contract.
      Legal and industry standards regarding compliance with HIPAA, including procedures and safeguards that companies like ours will be required to implement, are likely to continue to evolve. In addition, the HIPAA security rules allow covered entities a flexible approach in deciding what security measures to use, taking into account the size, complexity and capabilities of the covered entity, the covered entity’s technical infrastructure, hardware, and software security capabilities, the costs of security measures and the probability and criticality of potential risks to electronic individually identifiable health information. Thus the standard for compliance may vary from one customer to another. As a result, we may not be able to adequately address the business risks created by HIPAA and its implementation. Furthermore, we are unable to predict what changes to HIPAA, or the regulations issued pursuant to HIPAA, might be made in the future or how those changes could affect our business or the costs of compliance with HIPAA.
                  We may face compliance costs and liability risks under other privacy protection laws and regulations.
      Other regions or countries in which we plan to do business also regulate the storage, transfer and disclosure of patient information, which may require us to take different or additional compliance measures that may involve material costs or may otherwise affect our ability to provide our program. We are unable to predict what, if any, the impact the introduction or amendment of privacy laws and regulations outside the United States will have on our compliance costs or our ability to obtain and retain customers outside of the United States.
                  If our security measures are breached and unauthorized access is obtained to patient data, we may face liabilities and our program may be perceived as not being secure, causing customers to curtail or stop using our program, which may lead to a decline in revenues.
      We are required to implement administrative, physical and technological safeguards to ensure the security of the patient data that we store. These safeguards may fail to ensure security of patient data, thereby subjecting us to liability, including civil monetary penalties and possible criminal penalties. If our security measures are breached, whether as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to patient data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.
Risks Related to This Offering
                  There has been no prior market for our common stock. Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.
      Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or continue after this offering. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not be representative of the price that will prevail in the open market following the offering or of any other established criteria of the value of our business. If an active trading market for our stock develops and continues, our stock price nevertheless may be volatile. If you purchase our common stock in this offering, you may not be able to resell your shares at or above the initial public offering price. The following factors, in addition to other risks described in this prospectus, may have a significant impact on the market price of our common stock:

•	regulatory developments and funding priorities;

•	market conditions for our products and services in general;

•	announcements of technological innovations or new products by us or our competitors;

•	adoption of industry standards that our products and services do not satisfy;

•	the loss of any of our key management or technical personnel;

•	restatements of our financial results and material weaknesses in our internal controls;

•	changes in financial estimates or recommendations by securities analysts;

•	the results of the pending, and any future, intellectual property-related lawsuits, claims or actions involving us;

•	sales of large blocks of our common stock; and

•	sales of our common stock by our executive officers, directors and significant stockholders.
      The stock markets generally and the market for technology stocks in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us could result in substantial costs, which would hurt our financial condition and operating results, and divert management’s attention and resources from our business.
                  If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.
      The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. In addition, if one or more of the analysts who do cover us downgrade our stock, or if our performance is not in line with estimates published by those analysts, our stock price would likely decline rapidly. As a newly public company, we may be slow to attract research coverage, and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.
                  Our executive officers, directors and principal stockholders own a significant percentage of our company and could exert significant influence over matters requiring stockholder approval.
      We anticipate that our executive officers, directors, principal stockholders and their affiliates will beneficially own or control approximately 64.6% of our outstanding common stock after this offering, or approximately 62.9% if the underwriters exercise their over-allotment option in full. Accordingly, these executive officers, directors, principal stockholders and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, and they may in some instances exercise this influence in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, could deprive you of the opportunity to receive a premium for your common stock as part of a sale and could adversely affect the market price of our common stock.
                  Our management will have broad discretion as to the use of proceeds of this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.
      Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We might not apply the net proceeds of this offering in ways with which you agree, or in ways that increase the value of your investment. We expect to use the net proceeds from this offering for working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.
                  If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
      The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $10.06 per share, based on an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution.
                  If a significant number of shares of our common stock are sold into the market following this offering, the market price of our common stock could drop substantially, even if our business is doing well.
      Prior to this offering, no public market existed for our common stock. If a trading market develops for our common stock, many of our current stockholders will have an opportunity to sell shares of our common stock that they own for the first time. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect the market price for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities. Upon the closing of this offering, we will have outstanding an aggregate of 31,112,103 shares of our common stock, based upon the number of shares of common stock outstanding as of February 28, 2006. All of the shares of common stock sold in this offering will be freely tradable in the public market, except for any shares sold to our affiliates, as that term is defined in Rule 144 under the Securities Act, or to someone who is subject to a lock-up agreement described below. The remaining 25,112,103 shares of common stock held by existing investors are restricted securities as that term is defined under Rule 144.
      Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 under the Securities Act.
      Our officers and directors and substantially all of our existing stockholders are subject to 180-day contractual lock-up agreements with the underwriters. Morgan Stanley & Co. on behalf of the underwriters may, in its sole discretion, permit our officers, directors and current stockholders who are subject to the contractual lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Morgan Stanley does not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale. The 180-day restricted period under the lock-up agreements may be extended under specified circumstances. The sale of a substantial number of shares of our common stock following the expiration of these lock-up agreements, could adversely affect the market price for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.
      After the lock-up agreements pertaining to this offering expire, up to 24,008,567 shares will be eligible for sale in the public market subject to vesting provisions, of which 13,837,271 are held by our directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144. Promptly following the closing of this offering, we intend to file a registration statement on Form S-8 registering the sale of up to 4,700,000 shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plan. Shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to certain vesting arrangements and exercise of outstanding options, the lock-up agreement described above, and the restrictions of Rule 144 in the case of our affiliates. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
                  Because we do not intend to pay dividends, our stockholders will benefit from their investment in shares of our common stock only if it appreciates in value.
      We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.
                  Provisions of our certificate of incorporation, bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board and management.
      Our corporate charter documents that will be in place upon the completion of this offering will, and provisions of Delaware law to which we are subject, contain provisions that could discourage, delay or prevent a change in control of our company or changes in our board and management that the stockholders of our company may deem advantageous. Because we are significantly smaller than most of our potential competitors and many of the other companies in our industry, we may be more likely than other companies in our industry to be the target of a takeover attempt.
      Our certificate of incorporation will allow our board of directors to issue up to 10,000,000 shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock, for example by adopting a stockholders’ rights plan.
      Our certificate of incorporation will also provide that the members of the board are divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, Chairman of the board of directors, President or a majority of the board of directors will be able to call special meetings of stockholders. The staggering of directors’ terms of office and the limitation on the ability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. The bylaws will also require that stockholders give advance notice to our Secretary of any nominations for director at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.
      Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including in particular the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of this prospectus, contains forward-looking statements. All statements other than historical facts contained in this prospectus, including statements regarding our future financial position, business policy and objectives for future operations are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential” or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have based these forward-looking statements on our current expectations about future events. Many factors will affect our ability to achieve our objectives, including the following:

•	reluctance by hospitals to reduce their reliance on traditional ICU practices, monitoring systems and on-site personnel;

•	inability of hospitals to successfully integrate our eICU Program into an ICU due to lack of on-site physician adoption, including the resulting harm to our reputation;

•	financial and budget constraints of hospitals;

•	changes in hospitals’ budgets and procurement policies and priorities and funding delays;

•	competition and the introduction of enhanced products from new or existing competitors;

•	the availability, price, performance and reliability of competing products and services;

•	the price, performance and reliability of our products and services;

•	loss of key management personnel;

•	increases or changes in the government regulation of our products or services;

•	unanticipated delays or problems in releasing new products and services;

•	significant legal expenses, including litigation costs; and

•	loss of intellectual property protection.
      These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus.
      Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of the shares in this offering will be approximately $65.1 million, assuming an initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our net proceeds from this offering by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $75.2 million.
      We intend to use the net proceeds from this offering for general corporate purposes and to support the growth of our business. Although we have not yet identified and determined the specific initiatives, nor the specific amounts, for the use of the net proceeds, we expect to use portions of the net proceeds to increase our sales and marketing efforts, to enhance our product offerings and to pursue additional research and development initiatives. We expect that our increased sales and marketing efforts will include hiring, training and deploying additional sales representatives and sales support personnel, pursuing international sales and expanding our marketing and advertising campaigns, including trade shows, to generate greater brand awareness. We expect that enhancements to our product offerings and additional research and development initiatives will include the continued evolution of our current suite of software products, the evaluation and possible expansion of our eICU Program model to monitor lower acuity beds, emergency departments and other special care units and modifying our solution for sale to international markets.
      We also may use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or companies. We have no commitments, understandings or agreements with respect to any such acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction. Accordingly, our management will have broad discretion in applying the net proceeds from this offering.
      Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.
DIVIDEND POLICY
      On October 14, 2005, our board of directors declared a special cash dividend of approximately $7.8 million, or $.33 per share, to all holders of our outstanding shares of common and preferred stock. Our board of directors declared this special cash dividend in order to afford our existing stockholders a partial return on their investments. We paid the special cash dividend on October 27, 2005. Prior to this special cash dividend, we had never declared or paid any cash dividends on our common or preferred stock.
      We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any additional cash dividends on our common stock in the foreseeable future.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 19,385,285 shares of common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to our sale of 6,000,000 shares of common stock offered by us at an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

      You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of December 31, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)
Cash and cash equivalents(1)	$11,379,152	$11,379,152	$76,489,152

Capital lease obligations	$99,235	$99,235	$99,235
Stockholders’ equity (deficit):
Series A Preferred Stock, $.0001 par value; 3,500,000 shares authorized and 3,375,000 shares issued and outstanding actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	338	—
Series B Preferred Stock, $.0001 par value; 11,500,000 shares authorized and 11,016,057 shares issued and outstanding actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	1,103	—
Series C Preferred Stock, $.0001 par value; 15,000,000 shares authorized and 4,994,228 shares issued and outstanding actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	499	—
Common stock, $.0001 par value; 30,000,000 shares authorized actual and pro forma; 4,537,841 shares issued and outstanding actual; 23,923,126 shares issued and outstanding pro forma; 100,000,000 shares authorized and 29,923,126 shares issued and outstanding pro forma as adjusted	453	2,393	2,993
Preferred stock, $.0001 par value; no shares authorized, issued or outstanding actual and pro forma; 10,000,000 shares authorized and no shares issued or outstanding pro forma as adjusted
Additional paid-in capital(1)	32,905,204	32,905,204	98,014,604
Unearned stock-based compensation	(4,949,497)	(4,949,497)	(4,949,497)
Accumulated deficit	(34,899,422)	(34,899,422)	(34,899,422)

Total stockholders’ equity (deficit)(1)	(6,941,322)	(6,941,322)	58,168,678

Total capitalization(1)	$(6,842,087)	$(6,842,087)	$58,267,913

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. The pro forma information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

      The table above does not include:

•	4,462,828 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, with exercise prices ranging from $.10 to $2.82 per share and a weighted average exercise price of $.84 per share;

•	1,252,650 shares of common stock reserved for future issuance under our equity incentive plan as of December 31, 2005; and

•	43,796 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 2005, with an exercise price of $1.37 per share.

DILUTION
      If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of December 31, 2005 was $(7.1) million, or $(.30) per share of our common stock. Pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding after giving effect to the automatic conversion of all shares of our outstanding preferred stock upon the closing of this offering.
      After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of December 31, 2005 would have been $58.0 million, or $1.94 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $2.24 per share to our existing stockholders and an immediate and substantial dilution in pro forma net tangible book value of $10.06 per share to new investors purchasing shares in this offering.
      The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$12.00
Pro forma net tangible book value per share as of December 31, 2005	$(.30)
Increase per share attributable to new investors	2.24

Pro forma net tangible book value per share after this offering		1.94

Dilution per share to new investors		$10.06

      A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our pro forma net tangible book value by approximately $5.6 million, our pro forma net tangible book value per share after this offering by approximately $.19 and dilution per share to new investors by approximately $.81, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.
      The table above does not give effect to the underwriters’ exercise of their over-allotment option. In addition, to the extent any outstanding options or warrants are exercised, you will experience further dilution.
      The following table summarizes, as of December 31, 2005, the number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, to us by existing stockholders and new investors purchasing shares of our common stock in this offering at an assumed initial offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	23,923,126	80%	$26,334,047	27%	$1.10
New investors	6,000,000	20	72,000,000	73	12.00

Total	29,923,126	100%	$98,334,047	100%

      A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the total consideration paid by new investors by $6.0 million and increase (decrease) the percent of total consideration paid by new investors by approximately 2%, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

      The number of shares purchased is based on 4,537,841 shares of common stock outstanding as of December 31, 2005 and an additional 19,385,285 shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering, and excludes:

•	4,462,828 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2005, with exercise prices ranging from $.10 to $2.82 per share and a weighted average exercise price of $.84 per share;

•	1,252,650 shares of common stock reserved for future issuance under our equity incentive plan as of December 31, 2005; and

•	43,796 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 2005, with an exercise price of $1.37 per share.

      If all our outstanding options and the outstanding warrant were exercised, our pro forma net tangible book value as of December 31, 2005 would have been $(3.3) million, or $(.12) per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $1.80 per share, causing dilution to new investors of $10.20 per share.

SELECTED FINANCIAL DATA
      You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the selected financial data for the years ended December 31, 2003, 2004 and 2005 the selected balance sheet data as of December 31, 2004 and 2005 from the audited financial statements that are included in this prospectus. We have derived the selected financial data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 from our audited financial statements not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected in any future periods and the results for any interim period are not be considered indicative of results to be expected for a full fiscal year.

	Year Ended December 31,

	2001	2002	2003	2004	2005

Statements of Operations:
Revenues:
License revenue	$—	$16,879	$685,933	$2,268,119	$8,160,675
Service revenue	1,429,037	1,427,748	1,532,514	3,245,707	10,191,811

Total revenues	1,429,037	1,444,627	2,218,447	5,513,826	18,352,486
Direct cost of revenues:
Cost of licenses	—	1,400	66,563	120,197	404,136
Cost of services	1,778,368	1,081,038	702,329	1,346,194	3,462,185

Total direct cost of revenue	1,778,368	1,082,438	768,892	1,466,391	3,866,321

Gross profit (loss)	(349,331)	362,189	1,449,555	4,047,435	14,486,165
Operating expenses:
Sales and marketing	1,183,406	1,647,242	2,721,322	3,283,777	4,140,040
Research and development	1,512,542	2,697,956	3,233,074	4,251,510	5,279,026
General and administrative	4,406,126	3,509,479	3,889,135	4,637,997	6,756,903

Total operating expenses	7,102,074	7,854,677	9,843,531	12,173,284	16,175,969

Loss from operations	(7,451,405)	(7,492,488)	(8,393,976)	(8,125,849)	(1,689,804)
Other income (expense):
Interest income	209,277	40,107	8,255	31,226	357,315
Interest expense	(12,689)	(3,984)	(6,919)	(12,443)	(26,765)

Total other income	196,588	36,123	1,336	18,783	330,550

Loss before income taxes	(7,254,817)	(7,456,365)	(8,392,640)	(8,107,066)	(1,359,254)
Income tax expense (benefit)	—	—	11,598	(3,980,428)	(11,425,981)

Net income (loss)	(7,254,817)	(7,456,365)	(8,404,238)	(4,126,638)	10,066,727
Accretion of redeemable preferred stock	(1,471,880)	(1,948,942)	(1,993,408)	(2,019,247)	(354,060)

Net income (loss) attributable to common stockholders	$(8,726,697)	$(9,405,307)	$(10,397,646)	$(6,145,885)	$9,712,667

Net income (loss) attributable to common stockholders per share:
Basic	$(2.94)	$(3.22)	$(3.30)	$(1.83)	$2.61
Diluted	(2.94)	(3.22)	(3.30)	(1.83)	.38
Shares used in computing per share amounts:
Basic	2,967,167	2,917,239	3,146,485	3,352,234	3,722,484
Diluted	2,967,167	2,917,239	3,146,485	3,352,234	26,815,711

In the preceding table, cost of revenue and operating expenses include non-cash stock-based compensation expense as follows:

	Year Ended December 31,

	2001	2002	2003	2004	2005

Non-cash stock-based compensation expense:
Cost of services	$—	$—	$—	$—	$48,267
Sales and marketing expense	—	—	—	10,736	321,562
Research and development expense	—	—	—	12,165	266,386
General and administrative expense	—	—	—	5,959	421,422

Total non-cash stock-based compensation expense	$—	$—	$—	$28,860	$1,057,637

	As of December 31,

	2001	2002	2003	2004	2005

Balance Sheet Data:
Cash and cash equivalents	$1,925,029	$2,423,158	$2,493,057	$8,639,224	$11,379,152
Working capital (deficit)	1,037,112	1,479,020	(1,085,926)	3,317,350	3,208,390
Total assets	3,208,051	5,317,641	8,039,144	24,750,737	44,699,613
Total deferred revenue	39,167	2,614,719	13,228,473	33,090,777	47,612,708
Redeemable preferred stock	21,072,518	29,783,213	31,802,461	33,821,708	—
Total stockholders’ deficit	(18,962,933)	(28,238,728)	(38,616,852)	(44,614,809)	(6,941,332)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” section of this prospectus and our financial statements and related notes appearing at the end of this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
      We are a healthcare information technology and clinical solutions company focused on transforming the delivery of hospital-based critical care through our eICU Program. Our eICU Program is an advanced remote monitoring system for ICUs that allows hospitals to help improve patient outcomes, reduce costs, increase capacity, improve the quality of life of critical care professionals and increase revenue potential. We sell our eICU Program primarily to multi-hospital systems and networks of community and rural hospitals. We have implemented our eICU Program with some of the largest multi-facility healthcare providers in the United States.
      Our eICU Program consists of our eCareManager suite of software products and clinical solutions and services. We supplement the eCareManager software with comprehensive technical and clinical implementation services and ongoing product and program support and reporting services.
      We were founded in March 1998. We implemented our first eICU Program in June 2000. Our total revenues increased from $2.2 million in 2003 to $5.5 million in 2004 and to $18.4 million in 2005. Our revenue growth has been driven primarily by growth in our customer base, which has increased from six activated eICU Centers as of December 31, 2003 to 27 activated eICU Centers as of December 31, 2005, and from additional sales to existing customers to expand their use of our eICU Program.
      Our current strategy for long-term, sustained growth in our revenue consists of increasing our sales and marketing efforts to both new and current customers in the United States, enhancing our solution offerings, evaluating opportunities to expand the eICU Program model within the hospital setting and pursuing international market opportunities.

Sources of Revenue
      Our principal sources of revenues are license, implementation and customer support service fees. We derive our revenues under multiple element arrangements with our customers. Under these arrangements, we provide our customers with a perpetual license of our software, professional services over a scheduled implementation plan and support services following implementation over a three-year support agreement. Our scheduled implementation plan ranges from seven to nine months for an initial implementation for a new customer and from four to nine months for an additional implementation for an existing customer. Our support agreements are typically renewable for additional three-year terms.
      Our software license fees typically are based on a combination of the number of eICU Centers a customer operates and the number of ICU beds that the customer monitors with the eICU Program. Our implementation fees typically are based on an implementation plan developed in conjunction with the customer. Our support fees typically are calculated as a percentage of license fees. Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us, we must offer that same lower price to those existing customers. Some of our existing customer agreements also expressly require us to refund or credit license fees previously paid by the existing customer if we offer a lower price on license fees to new customers making comparable purchases. We expect to maintain the principal terms of our existing customer contracts and include our standard principal contract terms in contracts that we sign with new customers.

      We typically invoice our license fees based on contract milestones that trigger license payment obligations by our customers. These milestones typically include execution of the contract and customer activation of our eICU Program. We typically invoice our professional service implementation fees based on contract milestones that trigger implementation payment obligations by our customers. These milestones typically include execution of the contract, interim implementation milestones and achievement of fully operational status of our eICU Program. We typically invoice our customer support service fees quarterly in advance throughout the three-year term of the support agreement, commencing upon the expiration of the warranty period which is typically sixty days after activation. Our customer agreements typically require payment within 30 days to 45 days from the date of invoice. As described below in “—Critical Accounting Policies—Revenue Recognition,” we recognize revenues from license, implementation and support service fees ratably over the term of the customer’s support agreement, beginning when our eICU Program is fully operational at the customer site. As a result, to the extent we have not yet recognized any of the invoiced fees described above as revenue, we record those unrecognized amounts on our balance sheet as deferred revenues.
      Our eICU Program has a lengthy sales cycle, which is typically nine months and may take longer. As a result, it is difficult for us to predict the quarter in which a particular sale may occur. Accordingly, our sales may vary significantly from quarter to quarter. In addition, because we recognize revenues from customer contracts ratably over the term of our support agreements, a change in new customer sales or renewals of support agreements in any one quarter or series of quarters may not be immediately reflected in our financial results and may negatively affect our revenue in future quarters.
      Our multi-year customer support agreements combined with our ratable revenue recognition methods provide us with a substantial backlog of contractually committed future revenues. As of December 31, 2005, our revenue backlog, which we determine by totaling the minimum fees payable over the term of each customer contract and subtracting revenues recognized to date, amounted to $70.2 million. We expect to recognize approximately 40% of this backlog in 2006. As of December 31, 2004, our revenue backlog amounted to $53.1 million. Our backlog will decrease as we recognize revenues under existing contracts, and it will increase as we sign more customer contracts. Our backlog would also decrease if any of our customers are unable to fulfill their obligations under their agreements with us or terminate their agreement with us prior to expiration. Our customers may terminate their agreements if we breach any material term and fail to cure the breach within a specified time after receipt of written notice of the breach, which is typically 30 days.

Direct Cost of Revenues
      The direct cost of our revenues consists primarily of:

•	salaries, benefits and stock-based compensation for personnel to provide professional and support services to customers;

•	cost of customer-related services provided by subcontractors;

•	billable and non-billable travel, lodging and other out-of-pocket customer-related expenses; and

•	license fees for third-party software used to enhance our program.
      We capitalize direct and incremental costs of revenues for which revenue has been deferred, primarily labor costs for professional implementation service fees, and recognize those costs ratably over the related period of revenue recognition.

Operating Expenses
      Sales and Marketing. Sales and marketing expense consists primarily of:

•	salaries, benefits and stock-based compensation related to sales and marketing personnel;

•	commissions;

•	travel, lodging and other out-of-pocket expenses; and

•	marketing programs such as trade shows and advertising campaigns.
      Although we recognize substantially all of our revenues ratably over the term of our customer support agreements, we recognize sales commissions at the time a customer agreement is executed. Accordingly, we incur a portion of our sales and marketing expense prior to the recognition of the corresponding revenue. We plan to continue to invest in sales and marketing by increasing the number of direct sales personnel in order to add new customers and increase sales to our existing customers. We also plan to expand our marketing activities. As a result, we expect that in the future, sales and marketing expenses will increase in absolute terms but will decrease as a percentage of revenues.
      Research and Development. Research and development expense consists primarily of salaries, benefits and stock-based compensation related to personnel who work on the development of new products, enhancement of existing products, quality control and testing. We expect that in the future, research and development expenses will increase in absolute terms but will decrease as a percentage of revenues.
      General and Administrative. General and administrative expense consists primarily of:

•	salaries, benefits and stock-based compensation related to general and administrative personnel;

•	professional fees; and

•	facilities and other related overhead.
      We expect that general and administrative expenses will increase in absolute terms and as a percentage of revenue in the foreseeable future as we invest in infrastructure to support our growth and incur additional expenses related to being a publicly traded company, including increased audit fees and costs of compliance, primarily resulting from the Sarbanes-Oxley Act of 2002.
     Legal and Regulatory Proceedings
      Our only issued U.S. patent is the subject of ongoing legal and regulatory proceedings. iMDsoft Ltd. has requested that the U.S. Patent Office declare an interference and that our patent be revoked and a patent with identical claims be issued to iMDsoft. In addition, Cerner Corporation has filed a lawsuit against us in which it seeks as one of its remedies a declaration that our patent is invalid and unenforceable. If the outcome of one or more of these proceedings is unfavorable to us, our business and our financial results could be adversely affected. We are unable to predict the outcome of these proceedings or to quantify any effect that they might have on our liquidity, financial position or business.
Critical Accounting Policies
      We prepare our financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
      We believe that of our significant accounting policies, which are described in Note 2 to our financial statements appearing at the end of this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition
      We derive our revenues under multiple element arrangements with our customers. Under these arrangements, we license software, provide professional services and provide post-contract customer support services for our eICU Program. We recognize revenue for software licenses and services in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, No. 97-2, Software

Revenue Recognition, as amended. Under SOP No. 97-2, revenues from software license and service agreements are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. We allocate the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables based on vendor specific objective evidence. Evidence of fair value is limited to the price or fee for the deliverable when we sell it separately from other deliverables. In the absence of evidence of the fair value of a delivered element, we allocate revenue first to the undelivered elements based on evidence of fair value, and then allocate residual revenue to the delivered elements. If evidence of the fair value of the undelivered elements is not known, we defer the revenue until such time as the only remaining undelivered element is post-contract customer support services, at which time we recognize revenue ratably over the term of the support agreement.
      We do not yet have objective and reliable evidence of the fair value of each of the elements of our arrangements with customers, including our post-contract customer support services. Accordingly, we recognize revenue from customer arrangements ratably over the post-contract customer support service period, which is typically three years. If we are able to objectively and reliably determine the fair value of the post-contract customer support services, we could begin to recognize revenue from the delivered software and implementation services upon customer acceptance. In 2005, one of our customers renewed its support agreement for an additional three-year term. Support agreements are subject to renewal for four eICU Centers in 2006, seven eICU Centers in 2007 and twelve eICU Centers in 2008. If a significant number of these customers renew their support agreements at the contractual renewal rate, we may determine that we are able to objectively and reliably determine the fair value of the post-contract customer support services.

Allowance for Doubtful Accounts
      Our accounts receivable consist primarily of payments due from customers under license and support agreements. We specifically analyze accounts receivable for collectibility based on the creditworthiness of each customer and our customer payment history. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable.
      Historically, we have recorded insignificant amounts of bad debt expense, and at December 31, 2005, we estimated that all accounts receivable were likely to be collected. We may determine in future periods that allowances for uncollectible accounts receivable are required, based on changes in conditions and trends or customer payment history.

Deferred Contract Costs
      We capitalize direct and incremental implementation costs specifically attributable to customer contracts for which revenue has been deferred. These costs consist principally of labor costs related to the implementation of our eICU Program. We recognize these costs ratably over the related period of revenue recognition.

Software Development Costs
      We account for costs of software developed to be sold or licensed to our customers under SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under SFAS No. 86, we expense the costs of research, including our predevelopment efforts prior to establishing technological feasibility and costs incurred for training and maintenance. We capitalize software development costs when technological feasibility has been established until the product is available for general release and anticipated future revenues assure recovery of the capitalized amounts. Our determination of when technological feasibility has been established requires a judgment in assessing a number of complex factors involving the technical status of our development projects. We amortize capitalized costs over the estimated useful life of the asset.
      We reported approximately $155,000 of capitalized software costs, net of accumulated amortization, in other assets in our balance sheet as of December 31, 2005, approximately $183,000 as of December 31, 2004 and approximately $55,000 as of December 31, 2003. We are generally amortizing these costs over a three-year period.

Stock-Based Compensation
      For stock option grants prior to November 29, 2005, the date that we originally filed the registration statement of which this prospectus is a part, we accounted for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, we recorded compensation expense for stock options issued to employees in fixed amounts and with fixed exercise prices only to the extent that the exercise prices were less than the fair value of our common stock at the date of the grant. We made disclosure in our financial statements regarding employee stock-based compensation using the minimum value method in accordance with Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and related interpretations.
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of Statement 123(R) on January 1, 2006 using the modified prospective method, which will be applied to the awards issued after November 29, 2005. We did not grant any stock options between November 29, 2005 and December 31, 2005. We will continue to account for unvested stock-based awards issued prior to November 29, 2005 using the intrinsic value method originally applied to those awards. Our adoption of Statement 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. For more information regarding our accounting for stock option grants, see Note 1 to our financial statements, “Stock Options Granted to Employees,” and Note 5, “Stock Options.”
      Prior to July 1, 2005, we granted our employees options to purchase our common stock at exercise prices equal to the fair value of the underlying common stock at the date of each grant, as determined by our board of directors at the time. Our board of directors determined these values primarily based upon internal valuation estimates as well as arm’s-length transactions involving our preferred stock. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these option grants because our board of directors, which includes several of the investors in our preferred stock financings, determined that it had the relevant expertise to reasonably estimate the fair value of our common stock. These estimates were based on several factors, including the fair value of preferred stock we issued through 2002 with superior rights and preferences to our common stock, current market conditions and our financial performance.
      In connection with the preparation of our 2004 audited financial statements, we determined that because of significant improvements in our operating results, as indicated by, among other things, growth in the number of our customers, revenue backlog and cash flow from operations, we were no longer considered an early stage business. We concluded that the valuation of our common stock was more complex and required independent valuations. As a result, we engaged Hooke Associates, LLC, an unrelated valuation specialist, in August 2005 to prepare retrospective valuations of our common stock for all options granted from January 1, 2004 through June 30, 2005 for the purpose of accounting for employee stock-based compensation. In addition, in connection with the preparation of our 2005 audited financial statements, we engaged Hooke Associates to perform contemporaneous valuations for stock options on a quarterly basis for periods commencing after June 30, 2005.
      In assessing the fair value of the shares of common stock underlying the stock options granted in 2004 and 2005, our valuation specialist considered a combination of the market and transaction approaches that it believed were consistent with the practices recommended by the American Institute of Certified Public Accountants in its practice aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensa-

tion, or the Practice Aid. The assumptions used by our valuation specialist involve a significant degree of complexity and judgment. These assumptions included:

•	our actual operating performance;

•	our projected operating performance;

•	significant events in our history;

•	issuances of our preferred stock, including the prices and superior rights and preferences to our common stock at the time of issuance;

•	risks, including litigation surrounding our patents, and the non-liquid nature of our common stock; and

•	trends and comparable valuations in the broad market for privately-held and publicly-traded technology and healthcare companies, and the likelihood of a liquidity event, such as an initial public offering.
      Subsequently, in connection with our preparation of our 2005 audited financial statements during the course of this offering and solely for the purposes of accounting for stock-based compensation, our board of directors and management reconsidered the fair value of the common stock underlying the stock options that we granted to employees after January 1, 2004. Our board and management reexamined the approaches that had been taken and the assumptions that had been relied upon in our valuation specialist’s valuation reports in light of our business achievements and our progress in connection with this offering. In particular, our board and management noted the disparities between the fair values of the common stock as determined in the retrospective and contemporaneous valuations prepared by our valuation specialist and the midpoint of the price range for this offering. As a result, our board and management reviewed and, where appropriate, reassessed the estimates of fair value of our common stock after January 1, 2004.
      During the period from January 2004 through June 2004, we were in an early adoption phase with respect to our products and services and a high degree of uncertainty existed as to whether we could achieve our business goals and we had a significant operating loss. Our valuation specialist valued our common stock for this period using two methods. Applying a transaction method, our valuation specialist analyzed changes in relevant venture capital indexes compared to the purchase price of our series C preferred stock that we issued in June 2002. Applying a market approach, our valuation specialist analyzed a guideline company valuation relating to an equity private placement in a comparable private company. Our valuation specialist applied equal weight to both of these methods, which resulted in an estimated fair value of our common stock of $0.40 per share. We have utilized the estimate of the valuation specialist in the retrospective valuation report as the fair value of our common stock during this period and have determined that no reassessment of this estimate is appropriate.
      During the period from July 2004 through December 2004, we were still in an early adoption phase. Although we had demonstrated some progress in obtaining new customer contracts, activating more installations and building our revenue backlog, we had a significant operating loss and we were not achieving our revenue or sales forecasts. Our valuation specialist valued our common stock for this period applying both the transaction method, based on an analysis of price changes in relevant venture capital indexes compared to the purchase price of our series C preferred stock, and the market approach, based on an analysis of guideline public company valuations. Our valuation specialist applied a 40% discount rate to the market approach valuation to reflect the lack of marketability of our stock as a private company. Our valuation specialist applied equal weight to both the transaction and market methods, which resulted in an estimated fair value of our common stock of $0.78 per share. We have utilized the estimate of the valuation specialist in the retrospective valuation report as the fair value of our common stock during this period and have determined that no reassessment of this estimate is appropriate.
      During the period from January 2005 through March 2005, we were no longer in the early adoption phase and had made progress toward meeting key development milestones related to obtaining new customer contracts, activations of more sites, growth in revenue backlog and financial performance. Our valuation specialist estimated the fair value of our common stock for this period applying the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with discounts of 40% for the lack of marketability of our common stock and an additional 30% to reflect the potential impact of the Cerner litigation. The market approach applying these adjustments resulted in an estimated fair value of our common stock during this period of $1.10 per share. However, as a result of our recent review of our stock option grants to employees, we determined that a reassessment of this fair value estimate was appropriate. As an initial matter, we concluded that because our business had demonstrated continued growth and improvement during the first quarter of 2005 and the fair value of our common stock was in a period of sequential increases, a valuation report that estimated the fair value of our common stock nearest to the end of the period, rather than the beginning of the period, would provide a more reliable and conservative estimate of the fair value of our common stock underlying stock option grants made during that period. In addition, to better reflect the growth and development of our business and to achieve consistency with the valuation methodologies used by our underwriters to establish the price range for this offering, we adjusted some of the assumptions relied upon in that valuation report. Specifically, we increased the weighting on the free cash flow component of our valuation specialist’s valuation approach and increased the relative weighting of public guideline company comparables versus acquisition transaction multiples. In addition, we reduced the discount for lack of marketability to 30% and the litigation discount to 5%. As a result of these adjustments, we have retrospectively estimated that the fair value of our common stock during the first quarter of 2005 was $3.74 per share.
      During the period from April 2005 through June 2005, we expanded the use of our eICU program at some existing customers and continued to add new customers and build our revenue backlog. Our valuation specialist estimated the fair value of our common stock for this period by applying the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with adjustments for our common stock’s lack of marketability and the continuing litigation. Our valuation specialist applied a 40% discount to reflect the lack of marketability of our stock as a private company and an additional 15% discount to reflect the potential impact of the litigation. The market approach applying these adjustments resulted in an estimated fair value of our common stock of $1.90 per share. However, as a result of our recent review of our stock option grants to employees, we determined that a reassessment of this fair value estimate was appropriate. In connection with this reassessment, we determined to utilize the valuation report that estimated the value of our common stock nearest to the end of the period. This was a contemporaneous valuation report that also applied the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with adjustments for our common stock’s lack of marketability and the continuing litigation. In addition, to better reflect the continued growth and development of our business and to achieve consistency with the valuation methodologies used by our underwriters to establish the price range for this offering, we adjusted some of the assumptions relied upon in that valuation report. Specifically, we increased the weighting on the free cash flow component of our valuation specialist’s valuation approach and increased the relative weighting of public guideline company comparables versus acquisition transaction multiples. In addition, we reduced the discount for lack of marketability to 25% and the litigation discount to 5%. As a result of these adjustments, we have retrospectively estimated that the fair value of our common stock during the second quarter of 2005 was $4.78 per share.
      During the period from July 2005 through September 2005, we activated additional eICU Centers and continued to expand our eICU Program, and we had our first profitable fiscal quarter. In addition, during this period we began to draft a registration statement for this offering and took other steps in contemplation of this offering. However, our plans to pursue this offering were subject to a number of risks and uncertainties, and we had no assurance during this period that we would ultimately complete the process of preparing and filing a registration statement. Our valuation specialist estimated the fair value of our common stock for this period by applying the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with adjustments for our common stock’s lack of marketability and the continuing litigation. Our valuation specialist applied a 40% discount rate to reflect the lack of marketability of our stock as a private company and an additional 15% discount to reflect the potential impact of the litigation. The market approach applying these adjustments resulted in an estimated fair value of our common stock of $2.01 per share. However, as a result of our recent review of our stock option grants to employees, we determined that a reassessment of this fair value estimate was appropriate. In connection with this reassessment, we determined to utilize the valuation report that estimated the value of our common stock nearest to the end of the period. This was a contemporaneous valuation report that also applied the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with adjustments for our common stock’s lack of marketability and the continuing litigation. In addition, to better reflect the continued growth and development of our business and the preliminary steps that we had taken toward the preparation for this offering and to achieve consistency with the valuation methodologies used by our underwriters to establish the price range for this offering, we adjusted some of the assumptions relied upon in that valuation report. Specifically, we increased the weighting on the free cash flow component of our valuation specialist’s valuation approach and increased the relative weighting of public guideline company comparables versus acquisition transaction multiples. In addition, we reduced the discount for lack of marketability to 20% and the litigation discount to 5%. As a result of these adjustments, we have retrospectively estimated that the fair value of our common stock during the third quarter of 2005 was $5.99 per share.
      During the period from October 2005 through December 2005, we continued to add new customers, activate more customer sites and build our revenue backlog. Also during this period, we filed the registration statement for this offering. However, our plans to pursue this offering remained subject to risks and uncertainties, and we had no assurance during this period that we would ultimately complete this offering. Our valuation specialist estimated the fair value of our common stock for this period by applying the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with adjustments for our common stock’s lack of marketability and the continuing litigation. Our valuation specialist applied a 30% discount rate to reflect the lack of marketability of our stock as a private company and an additional 10% discount to reflect the potential impact of the litigation. The market approach applying these adjustments resulted in an estimated fair value of our common stock of $3.00 per share. However, as a result of our recent review of our stock option grants to employees, we determined that a reassessment of this fair value estimate was appropriate. In connection with this reassessment, we determined to utilize the valuation report that estimated the value of our common stock nearest to the end of the period. This was a contemporaneous valuation report that applied the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with adjustments for our common stock’s lack of marketability and the continuing litigation. Our valuation specialist also considered the midpoint of our price range for this offering. In addition, to better reflect the continued growth and development of our business and the progress that we had made toward this offering and to achieve consistency with the valuation methodologies used by our underwriters to establish the price range for this offering, we adjusted some of the assumptions relied upon in that valuation report. Specifically, we increased the weighting on the free cash flow component of our valuation specialist’s valuation approach and increased the relative weighting of public guideline company comparables versus acquisition transaction multiples. In addition, we reduced the discount for lack of marketability to 15% and the litigation discount to 5%. As a result of these adjustments, we have retrospectively estimated that the fair value of our common stock during the fourth quarter of 2005 was $10.05 per share.
      During the period from January 2006 through the date of this prospectus, we continued to add new customers and activate more customer sites. We also made substantial progress toward the possible consummation of this offering. Our valuation specialist estimated the fair value of our common stock for this period by applying the market approach based on an analysis of guideline company valuations, including public companies and prices paid in acquisitions of comparable companies, with adjustments for our common stock’s lack of marketability and the continuing litigation. Our valuation specialist applied a 30% discount rate to reflect the lack of marketability of our stock as a private company and an additional 10% discount to reflect the potential impact of the litigation. Our valuation specialist also considered the midpoint of the price range for this offering. The market approach applying these adjustments resulted in an estimated fair value of our common stock of $5.67 per share. However, as a result of our recent review of our stock option grants to employees, we determined that a reassessment of this fair value estimate was appropriate. To better reflect the continued growth and development of our business and the significant progress that we had made toward this offering and to achieve consistency with the valuation methodologies used by our underwriters to establish the price range for this offering, we adjusted some of the assumptions relied upon in that valuation report. Specifically, we increased the weighting on the free cash flow component of our valuation specialist’s valuation approach and increased the relative weighting of public guideline company comparables versus acquisition transaction multiples. In addition, we reduced the discount for lack of marketability to 10% and the litigation discount to 5%. As a result of these adjustments, we have estimated that the fair value of our common stock during the first quarter of 2006 was $10.64 per share.
      The estimate of the fair value of our common stock that was determined for each of the above periods is based on a comparable analysis of guideline company valuations gathered by our valuation specialist and the methodologies as set forth in the Practice Aid. In reviewing and reassessing these estimates of fair value, our board of directors and management considered our progress in meeting targeted results, the initiation and progress toward completing this offering and the continued growth of our business. From January 2005 through September 2005, the difference between the reassessed fair value of our common stock underlying the stock options granted to our employees and $12.00, which is the midpoint of the price range for this offering, is primarily attributable to market conditions for an initial public offering in January 2006 and our continued growth in new customers and site activations. From October 2005 through the date of this prospectus, the difference between the reassessed fair value of our common stock underlying the stock options granted and $12.00 is primarily attributable to changes in market conditions, the uncertainty and volatility of the markets for comparable companies, the continued growth of our business and the significant progress we have made toward completing this offering.
      We have also granted nonqualified stock options to non-employees who have provided services to us. For these options, we recognize the stock-based expense as the options vest based on an estimate of their fair value as of the date of each balance sheet using the Black-Scholes option pricing model, which requires us to make several key judgments including:

•	the estimated value of the common stock;

•	the expected life of issued stock options;

•	the expected volatility of our stock price; and

•	the expected dividend yield to be realized over the life of the stock option.

      We prepared these estimates based upon our historical experience, the stock price volatility of comparable publicly-traded companies and our best estimation of future conditions.
      As a result of our reassessment of the fair value of our common stock underlying stock option grants to employees, we have recorded unearned stock-based compensation for each stock option granted during the reassessed periods based upon the difference between the retrospectively determined fair value of our common stock at the date of the stock option grant and the exercise price of the stock option. We amortize the unearned stock-based compensation and record stock-based compensation expense ratably over the vesting periods of these stock options. As of December 31, 2005, we recorded $4.9 million of unearned stock-based compensation. For the year ended December 31, 2005, we recorded $1.1 million of stock-based compensation expense. From January 1, 2006 to the date of this prospectus, we granted our employees options to purchase 431,100 shares of our common stock. We recorded additional unearned stock-based compensation of $3.1 million related to these options. We expect that the aggregate unearned stock-based compensation recorded as of December 31, 2005, together with the aggregate unearned stock-based compensation recorded in 2006 through the date of this prospectus, will be amortized as stock-based compensation expense as follows: $2.1 million in 2006, $2.2 million in 2007, $2.2 million in 2008 and $1.5 million in 2009.
      Additionally, we account for stock-based compensation relating to stock options granted to non-employees based on the fair value of the options granted, using the Black-Scholes option pricing model. We measure the fair value of the option issued to a non-employee as of the earlier of the performance commitment date or the date the services required under the arrangement with the non-employee have been completed. We recognize estimated amounts of stock-based compensation expense as the non-employee performs under the arrangement. We adjust our estimates as of the final measurement date.
      We cannot predict the impact to us of adoption of Statement 123(R) at this time because it will depend significantly on the levels of share-based payments granted in the future.
      Based on an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, the intrinsic value of our outstanding options at December 31, 2005 was $49.8 million, with $32.7 million attributable to vested options and $17.1 million attributable to unvested options.

Income Taxes
      We account for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount and tax bases of assets and liabilities and operating loss and tax credit carryforwards. We recorded significant deferred tax assets in the past several years, consisting primarily of operating loss carryforwards and deferred revenue temporary differences. Our net deferred tax assets totaled approximately $4.0 million at December 31, 2004 and $15.9 million at December 31, 2005 before considering valuation allowances.
      We are required to make estimates of the amount of the valuation allowance for deferred tax assets at each balance sheet date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Assessing the need for, and the amount of, a valuation allowance for deferred tax assets requires significant judgment. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive and negative evidence regarding realization of the deferred tax assets. This analysis typically includes scheduling reversals of temporary differences, evaluating expectations of future profitability, and evaluating potential tax planning strategies. The future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period under the tax law.
      Prior to 2004, we could not objectively forecast future taxable income because of our history of significant losses. In addition, our backlog of contractually committed future customer revenues in 2003 did not overcome the negative evidence of significant losses in recent periods.
      During 2004, our backlog of customer contract value increased significantly, despite the fact that we still reported cumulative losses for income tax purposes for the three years ended December 31, 2004. In making our estimate of the valuation allowance at December 31, 2004, we considered only objectively verifiable elements of income and expense to be reported for income tax purposes and did not consider forecasts of future profitability resulting from future projected contracts with customers. Using the verifiable amounts of taxable income resulting from existing contracts and income tax positions, we estimated it was likely we would report taxable income of approximately $10.0 million in 2005. Accordingly, we reduced the valuation allowance to report net deferred tax assets of $4.0 million at December 31, 2004.
      During 2005, our backlog of customer contract value continued to increase, providing significant positive evidence of future taxable income. At December 31, 2005, our unrecognized revenue backlog was $70.2 million, we reaffirmed our estimate that taxable income would be approximately $10 million in 2005 and we determined that for the first time in 2005, we would report cumulative taxable income for the most recent three-year period. Accordingly, we gave additional weight to our future forecasts of profitability in determining the amount of the valuation allowance and concluded it was more likely than not that we will realize all of our $15.9 million of deferred tax assets at December 31, 2005. Based on this estimate, we reduced the valuation allowance for our deferred tax assets to zero, resulting in a net income tax benefit for 2005 of $11.4 million.
      Because of the inherent uncertainty of projections of future profitability, it is possible that our estimates of the realization of recorded deferred tax assets may change in future periods.

Results of Operations
      The following table sets forth selected statement of operations data expressed as a percentage of total revenues for each of the periods indicated.

	Year Ended December 31,

	2003	2004	2005

Revenues:
License revenue	31%	41%	44%
Service revenue	69	59	56

Total revenues	100	100	100
Direct cost of revenues:
Cost of licenses	3	2	2
Cost of services	32	24	19

Total direct cost of revenues	35	27	21

Gross profit	65	73	79
Operating expenses:
Sales and marketing	123	60	23
Research and development	146	77	29
General and administrative	175	84	37

Total operating expenses	444	221	88

Loss from operations	(378)	(147)	(9)
Other income:
Total other income:	0	0	2

Loss before income taxes	(378)	(147)	(7)
Income tax expense (benefit)	1	(72)	(62)

Net income (loss)	(379)%	(75)%	55%

Years Ended December 31, 2005 and 2004
      Revenues. Total revenues for 2005 were $18.4 million, an increase of $12.8 million, or 233%, over revenues of $5.5 million for 2004. The increase in revenues was due to the increase in the number of activated eICU Centers and additional activations by existing customers to expand their use of our eICU Program. The number of activated eICU Centers increased from 17 eICU Centers at December 31, 2004 to 27 eICU Centers at December 31, 2005. The increase in customers was the result of the addition of sales personnel, increased marketing activity and broader market recognition and acceptance of our eICU Program. We record revenue attributable to our eICU Centers monthly, on a pro rata basis, over the post-contract customer support period, which typically is three years and begins after the eICU Center is activated. An eICU Center that is activated early in any period contributes more to revenue during that period than a comparable eICU Center that is activated late in that period. As a result, the increase in revenue for any period compared to the prior period does not directly correlate to the increase in the number of activated eICU Centers at the end of the period compared to the beginning of the period.
      Total deferred revenue increased from $33.1 million as of December 31, 2004 to $47.6 million as of December 31, 2005. This increase was primarily due to the increase in the number of contractually committed eICU Centers. At December 31, 2004, we had 23 contractually committed eICU Centers, of which 17 were activated and six were in the process of implementing the eICU Program. At December 31, 2005, we had 33 contractually committed eICU Centers, of which 27 were activated and six were in the process of implementing the eICU Program. We consider an eICU Center to be contractually committed once a customer has signed a contract ordering our eICU Program. We consider a contractually committed eICU Center to be activated once the implementation of our eICU Program has been completed and the eICU

Center is operational. The increase in contractually committed eICU Centers resulted in an increase in deferred revenue because we invoice our fees before we recognize revenue.
      Direct Cost of Revenues. Total direct cost of revenues for 2005 was $3.9 million, an increase of $2.4 million, or 164%, over total direct cost of revenues of $1.5 million for 2004. The increase was primarily due to increased implementation expenses of $1.1 million from the growth in the number of activated eICU Centers and additional activations by existing customers, increased employee-related costs of $949,000, including non-cash stock-based compensation of $48,000, for ongoing support services and increased costs of $284,000 for third-party licenses. We had 35 full-time equivalent employees who provided technical, clinical and post-contract support services at December 31, 2005 compared to 29 full-time equivalent employees at December 31, 2004 as we hired additional personnel to provide technical and clinical and post-contract support services to our growing customer base. The increase in third-party license expenses was primarily due to the additional licenses needed to support our growing customer base.
      Total deferred contract costs increased from $3.8 million as of December 31, 2004 to $4.5 million as of December 31, 2005. The increase in deferred costs was due to the increase in our customer base during this period.
      Gross Profit. Gross profit increased from $4.0 million, or 73% of total revenues, for 2004 to $14.5 million, or 79% of total revenues, for 2005. The increase in gross profit as a percentage of total revenues was primarily due to efficiency gains in the cost of ongoing support services as a result of an increasing customer and revenue base.
      Sales and Marketing Expense. Sales and marketing expenses for 2005 were $4.1 million, an increase of $856,000, or 26%, over sales and marketing expenses of $3.3 million for 2004. The increase was primarily due to increased employee-related costs of $543,000, including sales commissions and non-cash stock-based compensation of $322,000, and increased costs of $212,000 for marketing programs, including trade shows. We had 11 full-time equivalent sales and marketing employees at December 31, 2005 compared to 10 full-time equivalent employees at December 31, 2004.
      Research and Development Expense. Research and development expenses for 2005 were $5.3 million, an increase of $1.0 million, or 24%, over research and development expenses of $4.3 million for 2004. The increase was primarily due to increased employee and contractor related costs of $904,000, including non-cash stock-based compensation of $266,000. We had 35 full-time equivalent research and development employees at December 31, 2005 compared to 32 full-time equivalent employees at December 31, 2004 as we hired additional personnel to upgrade and expand our software programs in an effort to release a software upgrade approximately once every six to nine months.
      General and Administrative Expense. General and administrative expenses for 2005 were $6.8 million, an increase of $2.1 million, or 46%, over general and administrative expenses of $4.6 million for 2004. The increase in general and administrative expenses was primarily due to increased recruiting and employee-related costs, including non-cash stock-based compensation of $421,000, training and administrative costs for our implementation personnel of $847,000, and increased professional services fees of $973,000, consisting of legal fees primarily related to the defense of a lawsuit filed against us and the preparation for our initial public offering as well as increased accounting fees associated with the growth of our operations and the preparation for becoming a public company. We had 13 full-time equivalent general and administrative employees at December 31, 2005 compared to 10 full-time equivalent employees at December 31, 2004 as we hired additional administrative, technical support and accounting personnel to support our growth.
      Other Income (Expense). Other income for 2005 was $331,000, compared to $19,000 for 2004. The increase was due to interest income earned on our cash balances, which increased during 2005.
      Income Taxes. Our income tax benefit for 2005 was $11.4 million, compared to $4.0 million for 2004. The increase in the income tax benefit consists primarily of the reversal of valuation allowances for our deferred tax assets based on changes in our estimates of ultimate realization.

Years Ended December 31, 2004 and 2003
      Revenues. Total revenues for 2004 were $5.5 million, an increase of $3.3 million, or 149%, over revenues of $2.2 million for 2003. The increase in revenues was due to the increase in the number of activated eICU Centers and additional activations by existing customers to expand their use of our eICU Program. The number of activated eICU Centers increased from 6 eICU Centers at December 31, 2003 to 17 eICU Centers at December 31, 2004. The increase in customers was the result of improved production from our sales personnel, increased marketing activity and broader market recognition and acceptance of our eICU Program.
      Total deferred revenue increased from $13.2 million as of December 31, 2003 to $33.1 million as of December 31, 2004. This increase was primarily due to the increase in the number of contractually committed eICU Centers, from 15 eICU Centers at December 31, 2003 to 23 eICU Centers at December 31, 2004.
      Direct Cost of Revenues. Total direct cost of revenues for 2004 was $1.5 million, an increase of $697,000, or 91%, over total direct cost of revenues of $769,000 for 2003. The increase was primarily due to increased implementation expenses of $414,000 from the growth in the number of activated eICU Centers and additional activations by existing customers, increased employee-related costs of $188,000 for ongoing support services and increased costs of $54,000 for third-party licenses. We had 29 full-time equivalent employees who provided technical, clinical and post-contract support services at December 31, 2004 compared to 18 full-time equivalent employees at December 31, 2003 as we hired additional personnel to provide technical and clinical and post-contract support services to our growing customer base. The increase in third-party license expenses was primarily due to the additional licenses needed to support our growing customer base.
      Total deferred contract costs increased from $2.2 million as of December 31, 2003 to $3.8 million as of December 31, 2004. The increase in deferred costs was due to the increase in implementation activity to our growing customer base during this period.
      Gross Profit. Gross profit increased from $1.4 million, or 65% of total revenues, for 2003 to $4.0 million, or 73% of total revenues, for 2004. The increase in gross profit as a percentage of total revenues was primarily due to efficiency gains in the cost of ongoing support services as a result of an increasing customer and revenue base.
      Sales and Marketing Expense. Sales and marketing expenses for 2004 were $3.3 million, an increase of $562,000, or 21%, over sales and marketing expenses of $2.7 million for 2003. The increase was primarily due to increased employee-related costs of $283,000, including sales commissions, increased costs of $49,000 for marketing programs, including trade shows and our users’ conference, and increased travel costs of $100,000 relating to sales activities. We had 10 full-time equivalent sales and marketing employees at December 31, 2004 and 2003.
      Research and Development Expense. Research and development expenses for 2004 were $4.3 million, an increase of $1.0 million, or 32%, over research and development expenses of $3.2 million for 2003. The increase was primarily due to increased employee-related costs. We had 32 full-time equivalent research and development employees at December 31, 2004 compared to 28 full-time employees at December 31, 2003, as we hired additional personnel to upgrade and expand our software programs in an effort to release a software upgrade approximately every six to nine months.
      General and Administrative Expense. General and administrative expenses for 2004 were $4.6 million, an increase of $749,000, or 19%, over general and administrative expenses of $3.9 million for 2003. The increase in general and administrative expenses was primarily due to increased professional services fees of $328,000 and increased expenses of $283,000 related to our office relocation in 2004 and personnel recruiting and relocation. The increase in professional services fees primarily relate to legal fees for the defense of a lawsuit filed against us and the increase in accounting fees associated with the growth of our operations. We had 10 full-time equivalent general and administrative employees at December 31, 2004 and December 31, 2003.
      Income Taxes. Our income tax benefit for 2004 was $4.0 million. In 2003 we did not record an income tax benefit. The increase in the income tax benefit consists of the reversal of valuation allowances for our deferred tax assets based on changes in our estimates of ultimate realization.

Quarterly Results of Operations
      The following table sets forth selected unaudited quarterly statement of operations data for the four most recent quarters, as well as the percentage of total revenues for each line item. The information for each of these quarters has been prepared on the same basis as the audited financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. These quarterly operating results are not necessarily indicative of our operating results for future periods or a full fiscal year.

	Three Months Ended

	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005

		Percentage		Percentage		Percentage		Percentage
		of Total		of Total		of Total		of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues

Statements of Operations:
Revenues:
License revenue	$1,499,154	43%	$1,859,539	44%	$2,190,750	45%	$2,611,232	45%
Service revenue	1,995,879	57	2,333,042	56	2,678,777	55	3,184,113	55

Total revenues	3,495,033	100	4,192,581	100	4,869,527	100	5,795,345	100
Direct cost of revenues:
Cost of licenses	60,749	2	81,158	2	119,160	2	143,069	2
Cost of services	694,019	20	795,614	19	903,345	19	1,069,207	18

Total direct cost of revenue	754,768	22	876,772	21	1,022,505	21	1,212,276	21

Gross profit	2,740,265	78	3,315,809	79	3,847,022	79	4,583,069	79
Operating expenses:
Sales and marketing	1,006,152	29	966,162	23	1,012,591	21	1,155,135	20
Research and development	1,285,144	37	1,361,936	32	1,229,064	25	1,402,882	24
General and administrative	1,506,644	43	1,561,781	37	1,640,496	34	2,047,982	35

Total operating expenses	3,797,940	109	3,889,879	93	3,882,151	80	4,605,999	79

Loss from operations	(1,057,675)	(30)	(574,070)	(14)	(35,129)	(1)	(22,930)	—
Total other income	38,983	1	70,871	2	113,967	2	106,729	2

Income (loss) before income taxes	(1,018,692)	(29)	(503,199)	(12)	78,838	2	83,799	1
Income tax expense (benefit)	1,000	—	1,250	—	(11,349,097)	(233)	(79,134)	(1)

Net income (loss)	(1,019,692)	(29)	(504,449)	(12)	11,427,935	235	162,933	3
Accretion of redeemable preferred stock	(354,060)		—		—	—	—

Net income (loss) attributable to
common stockholders	$(1,373,752)	(39)%	$(504,449)	(12)%	$11,427,935	235%	$162,933	3%

Net income (loss) attributable to common stockholders per share:
Basic	$(.40)		$(.15)		$3.04		$.04
Diluted	(.40)		(.15)		.42		.01
Shares used in computing per share amounts:
Basic	3,429,442		3,473,937		3,762,428		4,215,395
Diluted	3,429,442		3,473,937		27,382,671		27,921,876

     In the preceding table, cost of revenue and operating expenses include non-cash stock-based compensation expense as follows:

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Non-cash stock based compensation expense:
Cost of services	$3,078	$11,342	$16,381	$17,467
Sales and marketing expense	40,794	61,938	78,302	140,529
Research and development expense	52,031	38,771	54,785	120,798
General and administrative expense	27,407	65,858	126,155	202,001

Total non-cash stock-based compensation expense	$123,310	$177,909	$275,623	$480,795

      Revenues increased in each of the quarters presented primarily due to increases in the number of activated eICU Centers. Gross profit increased for the quarters presented primarily due to revenue growth and improved efficiency in the delivery of our technical and clinical professional services. Operating expenses as a percentage of revenues decreased in each of the quarters presented as we expanded our customer base and increased revenues without a commensurate increase in cost of revenues and operating expenses. Cost of revenues and operating expenses in absolute terms increased primarily due to increases in personnel.
Liquidity and Capital Resources
      At December 31, 2005, our principal sources of liquidity were cash and cash equivalents totaling $11.4 million and accounts receivable of $9.0 million. On October 14, 2005, our board of directors declared a special cash dividend of approximately $7.8 million, or $.33 per share, to all holders of our outstanding shares of common and preferred stock. We paid the special cash dividend on October 27, 2005. Prior to this special cash dividend, we had never declared or paid any cash dividends on our common or preferred stock. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.
      From our inception in March 1998 through late 2003 we did not generate sufficient cash flow to fund our operations and the growth in our business. Accordingly, we funded our business primarily through issuances of preferred stock that provided us with gross proceeds of approximately $24.8 million. In 2004 and 2005, we funded our operations through cash flow generated by the operating activities of our business. Net cash provided by operating activities was $10.9 million during 2005, $7.2 million during 2004 and $579,000 during 2003. Net cash provided by operating activities in 2004 and 2005 consisted primarily of increases in deferred revenues offset by net losses from operations. Historically, net cash used by operating activities consisted primarily of net losses from operations and increases in accounts receivable, offset by increases in deferred revenues.
      Our total deferred revenue was $47.6 million as of December 31, 2005, $33.1 million as of December 31, 2004 and $13.2 million as of December 31, 2003. This increase reflects growth in the invoiced amounts to our customers. We record amounts that have been invoiced in accounts receivable and deferred revenue, which we then recognize ratably over the term of the customer support agreement. If we enter into new customer contracts, we would expect our deferred revenue and accounts receivable balances to increase.
      As of December 31, 2005, we had net operating loss carryforwards of $14.5 million available to reduce future taxable income. In the future, we expect to utilize our available net operating loss carryforwards and would begin making cash tax payments at that time. In addition, the limitations on utilizing net operating loss carryforwards and other minimum state taxes may also increase our overall tax obligations.
      Net cash used in investing activities was $1.2 million during 2005, $1.2 million during 2004 and $525,000 during 2003. Net cash used in investing activities consisted primarily of purchases of fixed assets for network infrastructure, development tools and equipment, and computer equipment for our employees. We intend to increase our expenditures in each of these areas to support the anticipated growth of our operations.
      Net cash used in financing activities was $6.9 million during 2005, consisting primarily of the special dividend payment of $7.8 million to common and preferred stockholders partially offset by proceeds from the exercise of options of $965,000. Net cash provided by financing activities was $111,000 during 2004 and $17,000 during 2003, consisting primarily of proceeds from the exercise of options to purchase our common stock.
      Upon completion of this offering, all outstanding shares of our preferred stock will automatically convert into shares of our common stock. Given our current cash and cash equivalents, accounts receivable, the expected net proceeds of this offering and our expectation of continued positive cash flow from operations, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations over at least the next 12 months. However, we may need to raise additional funds sooner than expected if we pursue acquisitions or investments in complementary businesses or technologies or experience operating losses. Accordingly, we may need to engage in private or public equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain required financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.
Contractual Obligations
      We have contractual obligations for noncancelable office space and computer equipment under operating leases and office equipment under a capital lease. The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2005:

		Payment Due By Period

		Less Than
	Total	1 Year	1-3 Years	3-5 Years

Capital lease	$115,414	$31,735	$63,470	$20,209
Operating leases	1,590,867	352,623	682,862	555,382

Total	$1,706,281	$384,358	$746,332	$575,591

Off-Balance Sheet Arrangements
      As of December 31, 2005, 2004 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements.
Quantitative and Qualitative Disclosures about Market Risk
      Some of the net proceeds of this offering as well as our existing cash and cash equivalents may be invested in short-term, interest-bearing, investment grade securities pending their application. The value of these securities will be subject to interest rate risk and could fall in value if interest rates rise.

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative.
      We adopted the provisions of Statement 123(R) on January 1, 2006 using the modified prospective method, which will be applied to the awards issued after November 29, 2005. We did not grant any stock options between November 29, 2005 and December 31, 2005. We will continue to account for unvested stock-based awards issued prior to November 29, 2005 using the intrinsic value method originally applied to those awards. Our adoption of Statement 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend significantly on levels of share-based payments granted in the future.

BUSINESS
Overview
      We are a healthcare information technology and clinical solutions company focused on transforming the delivery of hospital-based critical care through our eICU Program. Our eICU Program is an advanced remote monitoring system for ICUs that allows hospitals to help improve patient treatment outcomes by leveraging their scarce critical care trained staff to monitor ICU patients more frequently and to intervene earlier to prevent or manage crises. Using our eICU Program, one intensivist and two critical care nurses can manage up to 100 patients and direct on-site caregivers in providing proactive and timely care. In addition, because our eICU Program is designed to improve compliance with current ICU best practice treatment methods, we believe it enables our customers to reduce medical errors and improve outcomes in the ICU. These improvements can shorten recovery times and the length of stay of ICU patients, which reduces costs and increases revenue opportunities for our customers.
      Our eICU Program consists of an eICU Center with direct data, video and audio links with ICU patient rooms and our eCareManager suite of software products. In the eICU Center, intensivists and critical care nurses use multiple screens at eCareManager workstations to monitor real-time data, current visual status, care plan, diagnostic results and treatment history for each patient. Each eCareManager workstation has direct high-resolution video and two-way audio links with the patient room. This feature allows the eICU staff to make virtual rounds of the ICU beds, consult with and respond to calls from the on-site caregivers and direct necessary patient interventions. Our eCareManager software suite processes the data from the vital sign monitoring and other hospital systems to alert the eICU staff to those patients whose conditions are deteriorating or who are in need of immediate intervention. This early intervention helps the eICU staff prevent potential crises as well as manage those crises that do arise.
      We were founded in March 1998 by two Johns Hopkins Hospital intensivists determined to improve patient care in the ICU. Studies have shown that a significant increase in intensivist-directed ICU care could result in as much as a 30% reduction in hospital mortality, or an estimated 54,000 lives annually. However, there are only approximately 6,000 board certified intensivists in the United States, which we estimate is one-quarter of the number needed to cover all ICU beds in the country. Our eICU Program helps to address this critical shortage by significantly increasing the number of patients that can be treated simultaneously by each intensivist. In our Critical Care Medicine study, the use of our eICU Program by one of our customers reduced mortality risks in that customer’s ICUs by approximately 27% and reduced the average length of stay in the ICUs by approximately 16%. In the study, these improvements were shown to reduce average costs per case by approximately 25% and increase the hospital’s average contribution margin per case by approximately 56%. Contribution margin represents revenue less variable costs. We believe that the significant patient care benefits and the meaningful return on investment that our eICU Program can provide differentiates it from other clinical information solutions.
      We focus on delivering effective implementation, user training and workflow redesign and ongoing support services as an integral part of our eICU Program. During the implementation phase, which we typically complete in seven to nine months, we use proven project management principles, including change management and remote, on-line learning techniques, to facilitate rapid and complete adoption by our customers. After implementation, we evaluate system performance and user behaviors and, when appropriate, recommend organizational and operational adjustments that we consider necessary to improve eICU Program effectiveness and efficiency. These optimization services measure the ultimate success of our customers’ implementation through the use of web-based surveys and reports on productivity, operating performance and return on investment. We believe that our focus on implementation and ongoing support services helps ensure that our customers’ investments in our program are well managed and achieve our customers’ financial and operational objectives.
      We sell our eICU Program primarily to multi-hospital systems and networks of community and rural hospitals. Since our first eICU Program implementation in June 2000, we have implemented our eICU Program with some of the largest multi-hospital healthcare providers in the United States. As of

February 28, 2006, we had activated 29 eICU Centers that serve 192 ICUs in 106 hospitals and monitor approximately 2,460 ICU beds.
Industry Background
      There are approximately 4,900 hospitals in the United States, which provide inpatient care to more than 36 million patients annually. Hospital costs represented approximately 30% of total healthcare expenditures in the United States, or approximately $486 billion, in 2002. Although fewer than 12% of hospital patients require ICU care, these patients may account for approximately $110 billion to $170 billion, or 22% to 34%, of total hospital costs. Approximately four million adult patients are treated in ICUs each year, resulting in direct ICU costs of $35 billion to $55 billion per year. Hospital administrations and their boards of directors are seeking ways to improve the quality of care and limit their operating costs. As a result, hospitals are increasing their spending on information technology solutions that improve patient safety and control costs. We believe that hospitals are particularly interested in information technology solutions that address staffing shortages, improve efficiency and meet increasing competitive pressures.
      According to the American Hospital Association, there are approximately 60,000 adult ICU beds in the United States. Based on our current pricing for the eICU Program, which excludes hardware and third-party products, this equates to a $1.5 billion initial market opportunity for installation and implementation, plus the opportunity for ongoing annual support revenues of approximately $170 million. Based on beds at which our eICU Program has already been installed and for which we have committed orders, we estimate that we have captured approximately 5% of our addressable market. In addition, our program may be applicable to other care areas, such as step-down units, operating and recovery rooms and emergency departments. The international market for our eICU Program represents another potential opportunity.
      Hospitals face significant challenges, including improving patient care, managing staffing and controlling costs in the ICU.

Increasing Number, Acuity and Costs of ICU Patients
      ICU patients are often physiologically unstable with one or more organs failing, which increases the likelihood of medical errors and adverse events. The inherent instability of these patients requires constant monitoring and access to the appropriate expertise of caregivers with a broad knowledge base and ability to prioritize among competing problems. In a study sponsored by the Agency for Healthcare Research and Quality, researchers reported that approximately 20% of ICU patients experience an adverse event, of which almost half may be preventable. We believe that over the last decade, the number and acuity of patients in ICUs has increased significantly due to the aging population and advances in medicine. According to a study from The Advisory Board, approximately 28% of total hospital costs are spent in the ICU. It is estimated that 40% to 50% of ICU costs are spent on only 14% of ICU patients. According to the Advisory Board study, the average total cost per day of caring for an ICU patient is four times the cost of caring for a patient on a general medical and surgical floor.

Shortage of Intensivists and ICU Nurses
      Intensivists are specialists in managing acute life-threatening events. The Leapfrog Group, a coalition of more than 170 large public and private organizations, has estimated that improved ICU care directed by intensivists could result in as much as a 30% reduction in hospital mortality, or an estimated 54,000 lives annually. However, a shortage of intensivists in the United States has prevented hospitals from providing additional intensivist oversight in the ICU. In the United States, only 10% to 20% of hospitals currently have the dedicated intensivists on staff needed to meet the Leapfrog Group’s ICU physician staffing criteria. The American Society of Anesthesiologists estimates that 10,000 to 25,000 full-time intensivists would be needed to staff all ICUs in the United States around-the-clock. However, there are only approximately 6,000 intensivists in the United States. The Committee on Manpower for Pulmonary and Critical Care Societies has predicted that a growing shortage of intensivists is likely to persist for many years. In addition to a shortage of intensivists, hospitals also face a shortage of trained critical care nurses. This combination frequently results in inexperienced medical personnel staffing the ICU.

Lack of Available ICU Beds Cause Hospital Bottlenecks
      Approximately 40% of ICU patients originate from the emergency department and approximately 20% from operating rooms. When there are no available ICU beds, emergency departments send ambulances to other hospitals and elective surgeries must be cancelled or rescheduled. An American Hospital Association study found that 62% of hospital emergency departments were at or above capacity and that a lack of available ICU beds was the largest reported reason for emergency departments sending ambulances to other hospitals. A Government Accounting Office study reported that approximately 10% of hospitals in large population areas were sending ambulances to other hospitals 20% of the time, or more than 4 hours per day. A California study found that patients admitted from the emergency department accounted for 38% of hospital admissions and generated an average profit of $1,220 per admission. A study by The Johns Hopkins Hospital, a major teaching hospital in Baltimore, Maryland, estimated that it lost approximately $6.6 million a year in revenue as a result of its inability to accept patients through the emergency department because of a lack of ICU beds. Similarly, the rescheduling of major surgeries that require post surgical ICU care results in significant physician and patient dissatisfaction and potential lost revenue if the surgery is cancelled or rescheduled at a different hospital.
Our Solution
      Our eICU Program is an advanced remote monitoring system and set of clinical services designed to improve critical care. Key benefits of our eICU Program include:
      Improved Patient Outcomes. Our eICU Program is designed to promote rapid clinical intervention and the standardization of patient care through more frequent monitoring of ICU patients, increased intensivist-directed care and improved compliance with current ICU best practice treatment methods. As a result, the eICU Program enables our customers to improve patient outcomes and reduce medical errors. In our Critical Care Medicine study, our eICU Program reduced mortality risks in a customer’s ICUs by approximately 27%, reduced the number of patients who stayed in the ICU for more than six days, known as outlier patients, by approximately 16% and reduced the average length of stay in the ICU by approximately 16%.
      Reduced Hospital Costs. As shown in our Critical Care Medicine study, our eICU Program can help reduce the average length of ICU stay, in part due to a reduction in the number of outlier patients, and reduce the average costs per case of ICU patients through more frequent monitoring, earlier intervention and more consistent application of current ICU best practice treatment methods. The reductions in average length of ICU stay and daily costs of ICU care shown in our Critical Care Medicine study resulted in a reduction in average cost per case of approximately 25% and an increase in average contribution margin per case of approximately 56%.
      Increased Productivity and Improved Quality of Life of Critical Care Professionals. Through our eICU Program, one intensivist and two ICU nurses making virtual rounds can effectively monitor up to 100 ICU patients, compared to the current practice of one on-site intensivist monitoring only 10 to 12 patients. In addition, our technology can improve the quality of life for physicians. The 24-hour per day clinical direction provided by the eICU Center assures physicians that high quality care is provided to their patients even when the physicians are at home or otherwise unavailable. In addition, because the bedside nurses in the ICU can rely on the eICU physicians for consultation and patient care decisions, after hours interruptions of physicians can be minimized.
      Increased Hospital Revenue Potential. Our eICU Program enhances hospital revenue opportunities by reducing the average length of stay of patients in the ICU and freeing beds for additional patients. In many larger hospitals, ICUs are a bottleneck that can delay or cause emergency departments to send ambulances to other hospitals and limit the number of serious, but elective, surgical operations. Our Critical Care Medicine study estimated that our eICU Program permitted the ICUs at the study site to generate more than $3 million in financial benefit over the six-month study period. In addition, our eICU Program supports accurate documentation of care and provides reports to hospital billing departments that can justify appropriate charges based on data substantiating the acuity of the condition treated or therapy provided.

Our eICU Program
      Our eICU Program consists of our eCareManager suite of software products, the underlying platform and networking technology and our clinical program guides and services. The eCareManager system and services enable our customers to establish and operate an eICU Center. Our advanced eCareManager suite of software products provides the primary functionality for our eICU Program. We supplement the eCareManager software with comprehensive technical and clinical implementation services and ongoing product and program support and reporting services. Our software is used to operate an eICU Center networked to multiple ICU beds in one or more hospitals. The eICU Center is staffed by the hospital’s intensivists and critical care nurses. Each clinician has a workstation that runs our software system. Each workstation has multiple screens that display the patient’s profile and electronic medical record, provide Smart Alert prompts and a clinical care support tool to guide treatment decisions. Each workstation also displays continuous data from patients’ bedside monitors and can be configured to access other hospital systems, such as pharmacy systems. Direct high resolution video and two-way audio links with the patient room allow the eICU Center staff to make virtual rounds of the ICU beds, consult with and respond to calls from on-site caregivers and direct necessary patient interventions. In addition, the hospital can equip each patient’s room with an eICU call button, or eLert, that allows the on-site medical professionals to request the help of the eICU Center staff at any time.
      Our eCareManager software implements the eICU Center functions, processes, policies and workflow and the ICU and eICU Center interactions to communicate information and coordinate and standardize care. We work with each customer to adopt and modify these functions to their care policies and procedures.
      Our eCareManager suite of software products is comprised of our Patient Care and Best Practice Tools and Reporting Solutions Core Reports.
      eCareManager Patient Care and Best Practice Tools. eCareManager Patient Care displays clinical information in views and formats that allow the user to quickly evaluate an individual patient’s status and move quickly to other patients. A patient profile screen automatically summarizes vital sign trends, organ systems, interventions, current treatments and results. The eICU staff uses the patient profile to prepare, update and review a detailed care plan and enter progress notes. Users enter these notes and other data using drop down menus that are processed by the software and used in other eCareManager applications, such as task lists and Smart Alert prompts. These notes are also used to produce Core Reports. An interactive multi-disciplinary care plan displays the goals and actions for each day. During virtual rounds, the eICU staff can quickly navigate through all their patients’ information and recommend treatment. Our eCareManager system securely stores patient data and restricts access to the data only to authorized users. Our program interfaces with our customers’ existing clinical information and administrative systems and serves as the patient’s critical care record repository.
      In addition, the on-site nurse or physician can use eCareManager Patient Care Tools at the patient’s bedside as the electronic critical care record. This electronic record features a full-function vital sign flow sheet and provides the same care plan and notes functionality that is available to the eICU staff. This greatly facilitates coordination of care and communication among all the physician and nurses providing patient care.
      Our proprietary Smart Alert prompts continuously evaluate incoming clinical data from patient monitors and other sources to detect changes in values and trends that might signify an impending change in a patient’s condition. These changes are often too subtle to be detected by a bedside caregiver who is typically involved in direct care tasks for multiple patients. For example, although a minor change in both heart rate and respiration rate over a short period of time may not trigger an alarm for either condition individually and may not be noticed by a bedside nurse, the combination may signify an impending crisis and trigger a Smart Alert prompt. The eICU Center workstations display Smart Alert prompts to notify the ICU staff to look in on a patient to determine if any intervention or closer monitoring is required.

      The Source is an online, interactive decision support application that helps clinicians make diagnostic and therapeutic decisions at the point of care. As part of our Best Practices Tools, the Source incorporates current best practice treatment methods and provides a standardized approach to hundreds of the most common clinical and therapeutic dilemmas that occur in critical care. The Source support tool is available from the eCareManager at the eICU Center or at the patient’s bedside.
      Reporting Solutions Core Reports. Core Reports generate detailed information about overall hospital ICU practice patterns and performance. The eCareManager software generates Core Reports from the data captured in its database. By profiling how ICU care is delivered, Core Reports provide information not normally available to ICU physicians or administrators, such as blood glucose levels among all patients in the ICU over a period of time, appropriate use of beta blockers and occurrence of complications in the ICU. ICU directors and hospital administrators use the Core Reports to guide performance improvements and monitor progress.
     Transforming Critical Care Services
      We focus on delivering effective implementation, user training and workflow redesign and ongoing support services as an integral part of our program. We have designed our clinical and technical implementation program to maximize user acceptance, promote behavioral change at all levels and increase the probability of complete implementation success. We believe that our focus on implementation and support services helps ensure that our customers’ investments in our program are well managed and achieve the customers’ financial and operational objectives.
      Technology Integration and Clinical Transformation Services. Our technology integration and clinical transformation services departments provide system installation and activation and ensure that the eICU Program is integrated into a customer’s technical and operational environment. We focus on delivering effective technical and clinical implementations on time and on budget. Through our technology integration services, we provide a project manager to oversee the entire implementation process and the technical resources to help install and configure our system. Through our clinical transformation services, we conduct detailed clinical reviews and planning sessions with our customers to prepare them to operate the eICU Center and to interact with their ICU staffs and physicians.
      Technology Integration Services. Each implementation project, whether for a new client or an expansion by an existing client, begins with engagement of the customer’s executive team to set the expectations and commitment for their organization. We assign one of our project managers to each implementation project to work with the customer’s project manager to develop, schedule and execute the implementation plan. Our implementation process typically requires seven to nine months between a new customer order and full implementation. During this period, we are in frequent contact with the customer at levels from senior hospital management to information technology to the chief medical officer. We use proven project management principles, including change management and remote, on-line learning techniques, to facilitate rapid and complete adoption by our customers. Our technical team works with each customer to specify, order, configure and install necessary system hardware, networking and interfaces.
      Clinical Transformation Services. Our clinical transformation services team of physicians and nurses assists our customers’ ICU staff and physicians to effectively transition and implement our eICU Program. We work closely with the customer to create the business process design to incorporate the eICU Center into the hospital’s day-to-day operations. Early in the implementation process we engage the hospital leadership to become active in the integration process. Our clinical transformation services team is comprised of experienced critical care physicians and nurses who recommend operational structure design, policies and procedures, eICU Center and ICU integration, workflow standardization, clinical data collection, training and activation support. Our role is to provide expertise, advice and support. The customer makes all policy, procedure and personnel staffing decisions.
      We have developed a remote, on-line training program for use by customer clinicians in learning the software and system operations. This program provides an on-line simulation of the eICU Center and provides the customer a cost effective way to train new clinicians at the customer’s site.

      Clinical Optimization Services. We also promote our customers’ eICU Program success by providing a set of reports and consulting services to help our customers improve eICU Center operations and coordinate and collaborate with ICUs. Our eCareManager Reporting Solutions and Clinical Excellence consultative services assist our customers in tracking their eICU Center and ICU performance and benchmarking themselves against other eICU Centers. The Clinical Optimization Services involves periodic on-site reviews and recommendations following implementation, quarterly eCareManager system reports and quarterly web-based surveys. Core Reports address compliance with best practices, eICU utilization rates and risk adjusted outcomes. On-site reviews address organizational and workflow efficiency, effectiveness and integration of the ICUs with the eICU Center.
Our Strategy
      Our goal is to become the industry leader in using information technology and clinical programs to transform the management of acutely ill patients. Key elements of our strategy include:
      Increasing Sales and Marketing Efforts in the United States. There are approximately 60,000 adult ICU beds in over 3,500 hospitals in the United States. Based on beds at which our eICU Program has already been installed and those for which we have committed orders, we estimate that we have captured approximately 5% of our addressable market. We plan to use a portion of the proceeds of this offering to expand our sales and marketing efforts so that we may pursue new customers. As we pursue new customers, we intend to continue to focus our efforts on multi-hospital systems that typically recognize the greatest benefits and fastest return on an investment in our program and represent the largest individual sales opportunities. We also intend to seek to expand our customer base to serve additional U.S. government hospitals. We believe our position as a provider of an advanced information technology solution to ICUs, together with our implementation experience and installed base of nationally recognized reference customers, will help us attract new customers.
      Expanding Penetration with our Existing Customer Base. We believe that there are significant opportunities to expand within our installed customer base, in particular by increasing the number of monitored beds at existing multi-hospital system customers. As of February 28, 2006, we had customer relationships with multi-hospital systems to provide 35 eICU centers that have approximately 4,500 ICU beds. We have activated approximately 54% of these beds and have contractual orders to provide service to approximately 74% of these ICU beds. Our contracts with these customers normally cover implementation of only a portion of the facilities or ICU beds managed by the health system. Once our eICU Program is installed and operational, it has been our experience that our customers often seek to expand the number of ICU beds monitored, thereby increasing our licensing and recurring support fees. In addition, our customers can extend the eICU Program to non-affiliated hospitals as part of outreach and regional efforts. This provides us opportunities to extend our market reach without additional direct sales efforts.
      Enhancing our Program Offerings. Our customers’ clinical and operational needs drive our product program and support development. We believe that further enhancements and additional functionality should assist us in selling our program to multi-hospital systems and expanding sales to our existing customers. We intend to pursue these enhancements through internal development, our relationship with Microsoft, IBM and other technology partners, and the acquisition or license of additional technology. Examples of enhancements and additional functionality currently under development include:

•	improving the utility of Smart Alert prompts;

•	adding the eCareMobile option to provide modular ICU bed monitoring;

•	expanding Reporting Solutions beyond the current capabilities of Core Reports with more advanced analytic and data mining tools, reports and benchmarking metrics and customer direct access to underlying data;

•	refining our clinical optimization services department to provide more effective, data-driven consulting services to assist customers to successfully improve their critical care program; and

•	reducing the resources, costs and time for both us and our customers that is needed to implement and upgrade our program through improved project methods, additional remote services and advanced software configuration design.
      Evaluating Opportunities to Expand our eICU Program Model. We believe that there are significant opportunities to offer our eICU Program to hospitals to monitor lower acuity beds, emergency departments and other special care units. There are approximately 65,000 step-down beds in transitional care units. Patients in these units, while still at risk, are typically monitored but do not require intensive nursing care. In addition, based on a Government Accounting Office study, there are 40,000 to 80,000 emergency department beds or treatment spaces in the United States. Because of a lower risk patient population, these settings do not have the potential for the same reduction in costs and mortality as ICUs. However, once an eICU Program is in place at a hospital, extending it to these lower acuity areas becomes a viable option. In addition, we believe that there is an opportunity to include peri-operative, neonatal and pediatric intensive care and general care beds within the eICU Program. As we better define these opportunities, we may elect to either build or acquire the core clinical information technology and services.
      Pursuing International Sales of the eICU Program. We believe that there are significant opportunities to offer our eICU Program to customers outside of the United States, many of which face the same cost and personal challenges as domestic hospitals. We estimate that there are approximately 50,000 to 60,000 ICU beds in Europe and approximately another 40,000 to 50,000 ICU beds in the rest of the world. Because each national market may have different clinical, economic and regulatory requirements, we may elect to collaborate with third parties as we approach these markets.
Sales, Marketing and Customers

Sales
      We use a direct sales model. Our sales representatives have substantial experience in healthcare related direct sales and are trained in our eICU Program and the needs of our potential customers. Our sales strategy includes identifying potential customers in various regions and then qualifying a subgroup in each region that will then become the focus of the sales effort. We evaluate progress and provide coaching at regularly scheduled conference calls and meetings.
      Our executive management and sales support and marketing communications team, which provides sales aids, product demonstrations, lead generation, market development and proposal assistance, support our sales representatives. As part of the sales process, most prospective customers visit an existing eICU Center and meet with that hospital’s executives and caregivers who use our eICU Program. Our ability to provide strong references from our existing customer base is a high priority and often necessary in the sales process. As a result, the sales process is complex and expensive. A typical sales cycle is nine months from the point when serious customer interest is established until a definitive agreement is executed.
      We provide all potential customers with a detailed return on investment analysis and cost proposal. The proposal includes our software license, support fees and our implementation services as well as third-party hardware and platform costs. We currently provide our customers with a perpetual license and require an annual software support fee. We do not negotiate discounts from our list price. However, customers can reduce costs per bed by initially licensing more beds and implementing our eICU Program at these beds over a two-year period. Our customers often choose to add hospitals and ICU beds to the master contract and implement these beds in phases over the two-year period.
      As of February 28, 2006, we had ten sales representatives. We plan to use a portion of the net proceeds from this offering to expand our sales and marketing efforts, including the hiring, training and deploying of additional sales representatives and sales support personnel, so that we may increase our market coverage and complete sales more quickly.

Marketing
      Our marketing strategy is designed to generate qualified sales leads and build awareness of the eICU Program as a more effective alternative to the traditional management of ICUs. In our marketing efforts, we use references from our existing customers, industry word-of-mouth referrals, and the local and national media coverage of our customers after they begin using our eICU Program. Our key marketing efforts include:

•	working with customers to obtain local and national news coverage and journal articles;

•	obtaining national news recognition and awards;

•	exhibiting at healthcare trade shows;

•	advertising in medical healthcare technology magazines; and

•	conducting web-based seminars targeted at key hospital decision makers.
      Market research shows that health systems’ top priorities are controlling their operating costs, improving the quality of care and expanding their market share. Many of our customers operate in competitive environments and seek to preserve or increase their market share. We believe that the eICU Program addresses costs and quality issues and provides early adopters with a market differentiator and competitive advantage. For example, the eICU Program allows hospitals to meet the Leapfrog ICU physician staffing requirements, which require, among other things, that an intensivist be on-site to manage the ICU eight hours per day, seven days per week, or alternatively that an intensivist be available 24 hours per day, seven days per week, by telemedicine. Our customers market the value of the eICU approach to patient care and in turn have received significant local and national television and print news coverage. Our customers and the eICU Program have been the subjects of stories on the ABC and CNN television networks and in national publications, including USA Today, the Wall Street Journal, U.S. News & World Report and Prevention. Local media, including television and newspapers, have covered virtually all prior eICU Center activations. We actively assist our customers in maximizing this coverage.

Customers
      We sell our eICU Program primarily to multi-hospital systems. We can provide one or multiple eICU Centers to support as many facilities as our customers require. One customer, Sutter Health System, has activated multiple eICU Centers to support several hospital regions that monitor a total of approximately 208 beds as of February 28, 2006. Generally, our customers have found they need a minimum of 40 ICU beds for the eICU Center to be an appropriate technological solution from a cost standpoint. However, in several instances, smaller hospital systems, with fewer ICU beds individually, have established joint arrangements to share the cost and use of our program for the monitoring of their ICU beds. A typical installation of our program at a single hospital involves a multi-million dollar investment by our customer over a multi-year contract period.
      As of February 28, 2006, we had activated 29 eICU Centers that serve 192 ICUs in 106 hospitals and monitor approximately 2,460 ICU beds. Our multi-year customer support agreements combined with our ratable revenue recognition methods provide us with a substantial backlog of contractually committed future revenues. As of February 28, 2006, our revenue backlog, which we determine by totaling the minimum fees payable over the term of each customer contract and subtracting revenues recognized to date, amounted to $71.6 million. We expect to recognize approximately 33% of this backlog over the remainder of 2006. As of February 28, 2005, our revenue backlog amounted to $60.8 million.
      The following selected customers, many of which have purchased our program for use at multiple hospitals, represent the different types of hospitals at which we have implemented our program:

•	Sentara Healthcare was our first eICU Program customer and participated in our Critical Care Medicine study. Sentara operates a five hospital system in the Norfolk, Virginia area. It is consistently named one of the top health systems in the country.

•	Advocate Health Care in Chicago initially implemented our eICU Program to monitor 44 beds, and as of February 28, 2006 was monitoring over 240 beds from a single eICU Center, the largest single center.

•	The University of Pennsylvania, a leading academic medical center, uses the eICU Program to monitor ICUs in its main hospital and in one of its community hospitals.

•	Avera Health, based in South Dakota, is one of our smallest installations with less than 60 beds. Avera Health uses the eICU Program at its larger hospitals and is offering the eICU Program to small, outlying critical access hospitals.

•	The United States Army uses the eICU Program at Tripler Army Hospital in Honolulu to monitor patients thousands of miles away in Guam.
      For the year ended December 31, 2005, we derived approximately 13% of our revenues from Sutter Health, a community-based healthcare provider in Northern California, and approximately 12% of our revenues from Advocate Health Care, a multi-hospital healthcare provider in Illinois. For the year ended December 31, 2004, we derived approximately 23% of our revenues from Advocate Health Care, approximately 23% of our revenues from New York-Presbyterian Healthcare System, a multi-hospital healthcare system, approximately 20% of our revenues from Sutter Health and approximately 10% of our revenues from Sentara Healthcare, a multi-hospital system in southeastern Virginia. For the year ended December 31, 2003, we derived approximately 34% of our revenues from New York-Presbyterian Healthcare System, approximately 21% of our revenues from the Tripler Army Hospital, approximately 16% of our revenues from Sutter Health, approximately 15% of our revenues from Advocate Health Care and approximately 14% of our revenues from Sentara Healthcare.
Customer Support Services
      Our Customer Support department is designed to ensure that our systems are fully operational and that any customer problems are quickly resolved. We provide 24-hour per day, 365-day per year service and support for our software. Our call center evaluates calls and begins an immediate response depending on the severity of the issue. In every instance our response team works to have the eICU Center fully functional as soon as possible. This may include remote diagnostics or dispatching one of our technical resources to work with the customer on-site. Customer Support also proactively contacts all accounts to keep them advised of upcoming software releases, discuss problems, share solutions implemented at other locations and answer any other questions.
Technology, Research and Development

Technology
      Our eCareManager suite of software products operate on our customers’ networks. Our system coexists with current information systems and is capable of importing data and patient information from other sources, such as patient admitting data, lab results, medication orders and third-party flow sheets. Our software system is built as an n-tier application based on Internet protocols and Microsoft technology. Hardware servers and networking are industry standard and compatible with customers’ existing networks and platforms. We do not sell infrastructure hardware, networking or operating and database software, which are required to host our applications. We provide customers with complete systems requirements based on their existing networking and planned installation as part of the implementation services. Each customer must then provide the specified infrastructure from the customer’s preferred infrastructure vendors. In addition, we specify the in-room audio and video products, which are provided by a third-party integrator. User workstations require high-end personal computers but can coexist with other hospital applications. These may be deployed on wired or wireless networks or over virtual private networks for remote users. We also specify necessary standard interfaces to monitoring and hospital information systems. Hospitals with varying levels of technological advancement use our program, including hospitals with complete clinical information systems and hospitals with none.

      Our software is designed around an open standards architecture that allows integration with clinical information systems and devices. We believe our commitment to open standards, such as Health Level Seven messaging and document standards, means that our software will be compatible with new clinical information systems and device technologies that conform to these common standards. Our software also includes tools that enable the transfer of our critical care record to enterprise health record systems.
      We can deploy our software in a high availability configuration on redundant server clusters with redundant storage systems. We support either full backup and recovery or mirrored archives in two different locations, enabling uninterrupted operation in the event of the loss of one server. Our software is developed in compliance with ISO 9001 and has been certified as ISO 9001 compliant since 2003.

Research and Development
      We follow a formal product development process based on a two-year product development plan and employ dedicated product development personnel. Clinical advisory boards and end-user focus groups that are organized by area of expertise advise us on the clinical functionality of our program. We host an annual users’ group, which is attended by clinical and technical leaders from our customer base and is designed to provide us with direct feedback on our programs. We have focused our research and development efforts on the continued evolution of an intelligent, fault tolerant, highly scalable system and operational program for ICU management and the treatment of ICU patients. We adhere to a philosophy of open standards-based solutions. We believe that we have designed our eICU Program in a way that enables us to add new functionality more quickly and more economically than traditional methods of building software, providing us with a competitive advantage. We plan upgrades to our eCareManager software to be released approximately once every six to nine months.
      As of February 28, 2006, we had 36 employees primarily dedicated to research and development activities. In addition to our employees, we also engage contractors and consultants on a routine basis to perform specified research and development activities. We incurred company-sponsored research and development expenses of $3.2 million in 2003, $4.3 million in 2004 and $5.3 million in 2005. We plan to use a portion of the proceeds of this offering to expand our research and development efforts.

Products and Applications Under Development
      We are actively developing additional products and applications for our products designed to better serve our customers and expand our revenue opportunities. These include the following:
      Future Versions of eCareManager Software. We focus our new release efforts on five areas:

•	architecture;

•	usability;

•	new functions;

•	integration; and

•	support/installation.
Each release incorporates some balance of these areas to improve the eICU Program. For example, recent and near term releases have added new Smart Alert prompts and improved specificity, meaning fewer false alarms, and sensitivity, meaning an ability to detect impending events. Similarly, we have added a medications interface in order to automatically capture new drug orders. New releases have moved the software onto the latest versions of Microsoft Windows Server, making use of new architectural features.
      eCareMobile. We are currently in beta testing of our eCareMobile product to provide modular ICU bed monitoring, which we believe will have applications for temporary monitoring and consultations on the general care floors, in the emergency department and for small hospitals. eCareMobile incorporates the eCareManager application and a video camera and two-way audio mounted on a mobile computer cart using wireless networking. eCareMobile allows the eICU Program to be made available to varying locations as needs arise as opposed to being available only on designated ICU beds.
      Reporting Solutions. We are extending the reporting capabilities inherent in the eCareManager Core Reports with two new products: eSearchtm and Quarterly Outcomes and Best Practices Reports. Both these new products are designed to provide our customers with better tools to measure and improve the eICU critical care transformation program. We are currently beta testing eSearch, a data analysis and reporting solution. eSearch, which runs on a separate server from the eCareManager system, extracts, transforms and loads patient information from the production database into a relational database optimized for cross-patient reporting and analysis. This is a tool to permit eICU leadership, health system administration, quality managers and clinical researchers to evaluate the effectiveness and efficiency of the critical care being delivered in their system. We expect to sell eSearch as a separate option to the eCareManager System. With the Quarterly Outcomes and Best Practices Reports, we expect to be able to aggregate patient data from each of the eICU Centers across the country into a central data warehouse. All patient data will be cleansed of any identity information and would therefore be HIPAA compliant. We expect to provide customers with quarterly reports showing their risk adjusted results benchmarked against other eICU Centers.
Intellectual Property
      We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses and employee and third-party nondisclosure agreements and other protective measures to protect our proprietary technology and our brand. We have filed patent applications and we intend to continue to file patent applications, when appropriate, as an important part of our intellectual property strategy.
      Our co-founders, Dr. Brian Rosenfeld and Dr. Michael Breslow, developed the underlying core technology for the eICU Program and its related functionality. We own, by assignment or by contractual terms, all of the core technology evidenced in our patent and pending patent applications.
      We have one issued U.S. patent, which expires in 2019. Our issued patent covers a system and method for the care of critically ill patients receiving hospital intensive care that combines a real-time, multi-node telemedicine network and an integrated, computerized patient care management system. Our eICU Program is an implementation of the system and method covered by our issued patent as well as our pending patent applications. In 2005, the U.S. Patent Office initiated a reexamination of our issued patent pursuant to a request made by iMDsoft. During the reexamination proceeding, we amended our patent claims. In March 2006, the U.S. Patent Office issued a notice of intent to issue a reexamination certificate allowing all 26 claims of our U.S. patent as amended. Under U.S. Patent Office procedure, the issuance of the reexamination certificate will conclude the reexamination proceeding. Our patent remains the subject of an application for interference filed by iMDsoft with the U.S. Patent Office and a lawsuit between us and Cerner Corporation. These proceedings are described in more detail under “—Legal Proceedings.”
      We have filed ten additional patent applications that are now pending. These patent applications are continuation-in-part applications of the original filing and relate to various individual technological aspects of the eICU Program disclosed in our issued patent. Because these pending patent applications are based on the technological aspects of the eICU Program originally disclosed in our issued patent but have claims different from the claims of our issued patent, the issuance of patents based on these patent applications is not dependent on the outcome of the current reexamination of our issued patent. If any patents are issued from these continuation-in-part applications, we expect that some of the resulting patents would also expire as early as 2019.
      We have issued foreign patents in Singapore, Canada, and Australia. These foreign patents also expire in 2019. A European application is currently pending and, if allowed, may be registered in all of the countries in the European Union at our election. We do not expect that our foreign patents and patent applications will be affected by the outcome of the reexamination of our issued patent by the U.S. Patent Office.
      We developed and own a majority of the software that is used in our product and service offerings. The other software used in our product and service offerings, as well as the hardware that is required to implement our eICU Program, are commercially available products. We have all of the software licenses from third parties that we believe are necessary to implement our current program. As we develop new products and new versions of products, it may be necessary to renegotiate with these third parties to ensure that our licenses are complete and valid. In such a case, our existing third-party licensors may not be willing to make the needed licenses available on terms acceptable to us, but we believe in most cases there are alternative vendors from whom we could obtain any necessary software licenses.
      Our trademarks include VISICU®, eICU®, eVantage®, SmartAlerts®, eCareMobiletm, eCareManagertm, eLerttm and our logo. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.
Competition
      We face a highly competitive environment in the healthcare information technology market and more generally among the many healthcare improvement initiatives that compete for hospitals’ limited management and capital resources. The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. In particular, the healthcare information technology systems market is characterized by frequent new software solution introductions and software solution enhancements and evolving industry standards and requirements. Although the market for software products and processes that provide an advanced remote monitoring technology for hospital ICU beds is relatively new and still developing, we face increasing competition from other companies in the healthcare information technology market. Our actual and potential competitors include companies that provide critical care clinical information software systems. These companies may seek to expand their product offerings to include remote monitoring and processes similar to those included within our eICU Program. These companies include Picis and iMDsoft, which provide ICU patient management and software information systems, as well as Philips Medical Systems and General Electric Healthcare, which provide patient monitoring systems. Other actual and potential competitors include companies that sell enterprise clinical and hospital information systems. These companies may seek to expand or enhance their product offerings in the future to include an ICU application module offering a process similar to our eICU Program. These companies include Cerner Corporation, Eclipsys Corp., Epic Systems Corp., IDX Systems Corp., McKesson Corp., Medical Information Technology, Inc. and Siemens Medical Solutions Health Services Corporation. We expect that other major software information systems companies, large information technology consulting service providers and system integrators, telemedicine and Internet-based companies and others specializing in the healthcare industry may develop products or services that compete with our eICU Program.
      It may be difficult for us to compete in the future based on pricing. Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us we must offer that same lower price to those existing customers. In some cases, we could be required to refund to those existing customers a portion of the license fees already paid to us. This pricing term limits our ability to negotiate discounted license rates to new customers without triggering an obligation to provide the same discount to many of our existing customers who previously entered into agreements for comparable purchases.
      Many of our actual and potential competitors have significantly greater financial, technological and other resources and name recognition than we do and more established distribution networks and relationships with healthcare providers. Because of their greater resources, many of these companies can respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution and litigation and finance capital equipment acquisitions for their customers. Our actual and potential competitors may develop new products, services or technologies that could render our products or technologies obsolete or noncompetitive.
      Our ability to compete successfully will depend on a number of factors both within and outside our control, including:

•	ease of integration of our technology with existing clinical programs, infrastructure and services;

•	speed of implementation;

•	length of development cycles of our technology and our clinical program;

•	product innovation and development of new products and features;

•	product quality, features and performance;

•	cost-effectiveness;

•	customer service and support;

•	the experience of our clinical services professionals; and

•	the product and policy decisions announced by our competitors.
Government Regulation
      We market, sell, and distribute our products and services in the heavily regulated U.S. healthcare industry. Our business operations and financial arrangements in this industry may be subject to a complex array of federal laws and regulations. Our healthcare provider customers are also subject to laws and regulations governing reimbursement, sales and discounting practices, and referrals as well as patient privacy and data security, because our products are used in diagnosing and treating patients enrolled in government-funded healthcare programs such as Medicare and Medicaid. In addition, a number of states have adopted their own laws and regulations, and these laws may vary significantly from one state to the next. Violation of such federal and state laws and regulations can result in civil and criminal penalties involving substantial fines and imprisonment. Furthermore, if we are successful in implementing our strategy of beginning to offer and sell our products internationally, we will become subject to additional regulations by foreign governments.

Food and Drug Administration
      Our eICU Program is a medical device subject to extensive regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, or the FDC Act. Each device that we wish to distribute commercially in the United States, unless otherwise exempt, requires regulatory clearance or approval prior to commercial distribution.
      Medical devices are classified by the FDA into one of three classes based primarily on the risk posed to patients. The lowest risk devices are in Class I and are generally exempt from any form of premarket clearance. Class II devices are moderate risk devices and, unless exempt, require FDA clearance of a premarket notification, which is commonly referred to as a 510(k), for marketing. Our eICU Program is a Class II device. Devices that pose the greatest risk are in Class III and require approval of a premarket approval application or PMA. When submitted to the FDA, both premarket notifications and premarket approval applications must be accompanied by a user fee, unless exempt.
      The FDA cleared our eICU Program, and its use for providing patient information and surveillance of hospitalized patients both at the point of care and at a remote location, through the 510(k) notification process. This process requires submission of a notification demonstrating that the proposed device is substantially equivalent to a so-called “predicate device,” which is a device that has already received 510(k) clearance or was used in the marketplace prior to May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. A device is substantially equivalent to a predicate device if it has the same intended use as the predicate and either the same technological characteristics of the predicate, or different technological characteristics that do not raise new questions of safety and effectiveness, and the device is as safe and effective as the marketed device. Clearance under the 510(k) process typically takes from 90 days to over a year from the date of a complete filing, depending on the number of questions the FDA has concerning the submission. Some applications may never receive clearance because the FDA raises safety issues that cannot be resolved or requests additional data that the company cannot produce or that may not be economical to produce. Therefore, there is the risk that FDA clearance for any of our future devices, or for further clinical uses of our existing device, may be delayed or not cleared. There is also the risk that FDA clearance may restrict us from making claims we would like to make. Moreover, the FDA is always free to subsequently withdraw any clearance previously granted.

      If our future devices or further clinical uses of our eICU Program cannot be cleared through the 510(k) process, we would be required to submit a premarket approval application, which is known as a PMA. We would be required to support the PMA with extensive data, including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.
      Our eICU Program did not require premarket approval, nor do we currently expect that any future device or indication will require premarket approval.
      After a device receives 510(k) clearance or a PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any decision and may disagree with a manufacturer’s determination. We have modified aspects of our eICU Program since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. We are not required to notify the FDA of modifications that do not require additional clearances or approvals. However, the FDA may become aware of these modifications in connection with a periodic inspection or a proposed modification that requires additional FDA clearance or approval. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA approval, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distributing the modified device, and to recall any sold devices, until 510(k) clearance or premarket approval is obtained. In addition, we could be subject to significant regulatory fines, penalties or other sanctions.
      The FDA requires that we manufacture our products in accordance with its Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Our failure to maintain compliance with the QSR requirements could result in the shutdown of our manufacturing operations and the recall of our products.
      The FDA can conduct announced and unannounced inspections of our facilities at any time. The FDA inspected our facility once in 2002 and we believe we have adequately addressed the few concerns raised by the FDA.
      After a device is placed on the market, numerous regulatory requirements apply. These include:

•	FDA’s quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures for manufacturing, labeling, packaging, storage and shipping of products;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•	notices of correction or removal and recall regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDC Act that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.
      Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters and warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall, seizure or removal of authority to distribute our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance of new products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.
      Advertising and promotion of medical devices are regulated by the FDA, the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement actions brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims.
      International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

HIPAA Privacy and Security Regulations
      The Privacy Rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibit a covered entity from using or disclosing an individual’s personally identifiable protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rules. The Privacy Rules impose a complex system of requirements on covered entities for complying with these standards. In addition, the Security Rules under HIPAA required most covered entities to achieve compliance by April 21, 2005. Under the Security Rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. Violations of the Privacy Rules or the Security Rules are punishable by civil monetary penalties that can range up to $25,000 for multiple violations in a given year. Basic criminal penalties can include fines of up to $50,000 and imprisonment of up to one year. However, criminal penalties increase substantially if the offense occurs under false pretenses or with the intent to sell, transfer, or use individually identifiable health information for commercial advantage, for personal gain, or with malicious harm.
      The Privacy Rules and Security Rules apply directly only to covered entities such as health plans, healthcare clearinghouses and healthcare providers who engage in HIPAA-defined standard electronic transactions.
      We are not a covered entity, but our customers are. In order to provide to a customer certain services that may involve the use or disclosure of protected health information, the Privacy Rules and Security Rules require our customers to enter into business associate agreements with us. These agreements must provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that appropriate administrative, physical and technical safeguards are in place to prevent misuse of information;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and inappropriate uses or disclosures of the information; and

•	that we will assist the covered entity with certain of its duties under the Privacy Rules.
      In addition to requiring us to provide these adequate written assurances, the business associate agreements with our customers also impose significant privacy and information security requirements on us, compliance with which may require us to expand substantial funds. Furthermore, in many of our customer contracts, we have agreed to indemnify our customers for civil liabilities that they may incur as a result of our breach of the business associate agreement or our HIPAA-related obligations under the customer contract.

We cannot assure you that we will not in the future be subject to civil liability in connection with those business associate agreements and the indemnification provisions of our customer contracts. In addition, it is possible that, as a business associate, we could be subject to criminal penalties if we are involved in any HIPAA violations.
      In addition to the Privacy Rules and Security Rules, most states have enacted patient confidentiality laws which protect against the disclosure of confidential medical information, and many are considering further legislation in this area. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements.

Government Reimbursement
      Our customer base consists of healthcare providers that are subject to regulation by a number of governmental agencies, including those which administer government-funded healthcare programs such as Medicare and Medicaid. Accordingly, our customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies. During recent years, there have been numerous federal legislative and administrative actions that have affected the Medicare and Medicaid programs, including reductions in payments to hospitals and other healthcare providers. It is likely that the federal government will consider and could implement future reductions in reimbursement or other changes that adversely affect funding available to our healthcare customer base. Any such changes could adversely affect our own financial condition by reducing the capital expenditure budgets of our customers.
      At this time, none of our customers bill or receive direct reimbursement by the government or other third payers for the eICU services. In some instances our customers have or are negotiating with third-party payers for some payment to reflect the costs of providing this service to improve care. Our customers pay eICU staff either as employees or independent contractors for the hours worked in the center. We do not believe any such arrangements are improper or contrary to any government rules or regulations, including those concerning fraud and abuse. However, we cannot assure you that they will be found compliant if examined by regulatory authorities.
     Fraud and Abuse
      A number of federal laws, loosely referred to as fraud-and-abuse laws, are used to prosecute healthcare providers, physicians and others that fraudulently or wrongfully obtain or solicit remuneration in exchange for the referral of patients or ordering of services covered by a federal health program. Given the breadth of these laws and regulations, we cannot assure you that they will not be found applicable to our business or the financial arrangements through which we market, sell, and distribute our products. These include federal anti-kickback and self-referral laws and regulations.
      Anti-Kickback Law. The anti-kickback provisions of the Social Security Act prohibit the exchange of anything of value with the intent to encourage utilization of items or services payable under a federal healthcare program unless the arrangement meets all of the requirements for a limited set of exceptions or “safe harbor” conditions. Courts have construed the anti-kickback law to mean that a financial arrangement will violate such law if even one of the purposes of one of the parties is to encourage patient referrals or other federal healthcare program business, regardless of whether legitimate purposes also exist for the arrangement. Penalties for federal anti-kickback violations are severe. Conviction can result in up to five years imprisonment, a $25,000 fine per offense, and exclusion from participation under federal healthcare programs. Violators may also be assessed civil monetary penalties ranging from $10,000 to $50,000 per offense, as well as damage assessments equal to three times the total amount of the kickback. We believe that all of our arrangements with physicians and healthcare facilities are lawful. But given the broad sweep of the federal anti-kickback law, we cannot assure you that all such arrangements will be found compliant with such law if examined by government regulators, to the extent that such regulators determine that any of our arrangements are subject to such law.
      Stark Law. The Ethics in Patient Referrals Act, known as the “Stark Law,” also prohibits certain types of referral arrangements between physicians and healthcare entities. Physicians are prohibited under the original Stark Law, its subsequent Stark II amendment, and the Stark implementing regulations from referring patients for “designated health services” reimbursed under federal healthcare programs to entities with which the physician has a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties of up to $15,000 per improper referral and exclusion from federal healthcare programs. We do not believe that our arrangements with physician consultants or other healthcare providers violate the Stark Law, but we cannot provide assurances to such effect, nor can we assure you that we will not in the future be subject to Stark Law penalties.
      State Law. Various states have enacted equivalents of the foregoing federal statutory and regulatory provisions. These state law equivalents would apply to items or services reimbursed by any third-party payor, including commercial payors. Many of these laws vary significantly from state to state, rendering compliance a costly and uncertain endeavor.
     Emerging Certification Requirements
      The current administration is pursuing an aggressive strategy to promote the use of interoperable electronic health records and systems and has created an Office of the National Coordinator for Health Information Technology, or ONC. ONC has introduced a strategic framework and is now entertaining proposals to advance a national health information network and interoperable EHRs. One project within this framework is a “voluntary” private sector based certification commission to certify electronic health record systems as meeting minimum functional and interoperability requirements. While such certification is neither certain nor likely for hospital in-patient systems, such as eCareManager system, for several years, it is possible that such certification may become a requirement for selling clinical systems. While we believe our system is well designed in terms of function and interoperability, we cannot be certain that it will meet future, undefined requirements.
     Foreign Regulations
      If we are successful in implementing our strategy of beginning to offer and sell our products internationally, we will become subject to additional regulations by foreign governments.
      European Union Regulation. The primary regulatory environment in Europe is that of the European Union, which consists of 25 member countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacturing, labeling and adverse event reporting for medical devices and the use and disclosure of personal information. A device that complies with the requirements of a relevant directive is entitled to bear a mark, called a CE Marking, and to be commercially distributed throughout the European Union. The CE Marking is required on all medical products sold and used in the European Union, and is also recognized by many countries outside the European Union.
      Other Foreign Regulation. In the future, we may seek to sell our program in other countries and thus would be regulated by additional foreign governmental agencies.
Employees
      As of February 28, 2006, we had 99 employees, 36 of whom were primarily engaged in research and development, 14 of whom were primarily engaged in sales and marketing, 36 of whom were primarily engaged in providing implementation services and 13 of whom were primarily engaged in administration and finance. A majority of these employees are located at our corporate headquarters in Baltimore, Maryland. None of our employees is a party to a collective bargaining agreement, and we consider our relationship with our employees to be good.
      We engage physicians and nurses as consultants on a part time basis to augment our clinical services team based on implementation scheduling. We do not staff or operate our customers’ eICU Centers. All eICU Centers are staffed by physicians and nurses that are the employees of our customers.

Properties
      Our principal offices occupy approximately 17,430 square feet of leased office space in Baltimore, Maryland. The lease expires in August 2010. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.
Legal Proceedings
      On November 12, 2004, Cerner Corporation, a supplier of healthcare information technology, including a solution related to the delivery of care to patients in ICUs, filed a lawsuit against us in the United States District Court for the Western District of Missouri. In this matter, Cerner requests a declaration that, among other things: (1) our issued U.S. patent is invalid and unenforceable; (2) Cerner has not infringed our patent; and (3) certain actions that we have taken have threatened Cerner and its customers with infringement of our patent and constituted unfair competition and tortious interference with Cerner’s customer contracts and expected business. Cerner has asked the court for an award of damages in an unspecified amount and an injunction preventing us from threatening or initiating infringement litigation under our patent against Cerner, its customers or potential customers and from misrepresenting the scope and substance of our patent to Cerner’s customer or potential customers. Cerner has also alleged that we have engaged in patent misuse by making statements, assertions and representations that are false and misleading and misrepresent the scope and substance of our patent and as a result our patent is unenforceable.
      On October 23, 2005, we filed an answer, affirmative defenses and counterclaims with respect to Cerner’s complaint. In our answer we deny and provide affirmative defenses for the claims made by Cerner. In addition, we have asserted counterclaims alleging that Cerner has, among other things: (1) infringed, induced others to infringe, or contributed to the infringement of our patent; (2) misappropriated our trade secrets; (3) breached its contractual obligations to us in non-disclosure agreements; (4) engaged in unfair competition; and (5) tortiously interfered with our customer contracts and expected business. We have asked the court for an award of damages in an unspecified amount and an injunction preventing Cerner from infringing the our patent, using or disclosing our trade secrets, making false or misleading statements regarding the company or tortiously interfering with our customer contracts or expected business. We have also asked the court for an order instructing Cerner to publicly retract all false and misleading statements about our products. On November 28, 2005, Cerner filed an answer to our counterclaim in which Cerner denies and provides affirmative defenses for the claims made by us.
      On December 6, 2005, the court stayed the litigation until the completion of the reexamination of our U.S. patent by the U.S. Patent Office and any appeals. We expect that the stay will be lifted and the litigation will resume following the issuance by the U.S. Patent Office of a reexamination certificate in the patent reexamination proceeding.
      On January 19, 2005, iMDsoft, Ltd, a software company that develops and implements clinical information systems in the intensive care environment, including a remote ICU monitoring system, filed a request with the U.S. Patent Office, requesting a reexamination of all of the twenty-six claims previously allowed under our issued U.S. patent. In response to iMDsoft’s request, the U.S. Patent Office initiated an ex parte proceeding in which it reexamined all of the claims of our patent. During the reexamination proceeding, we amended our patent claims. On March 8, 2006, the U.S. Patent Office issued a notice of intent to issue a reexamination certificate allowing all 26 claims of our U.S. patent as amended. Under U.S. Patent Office procedure, the issuance of the reexamination certificate will conclude the reexamination proceeding.
      On November 12, 2004, iMDsoft filed an application with the U.S. Patent Office for the purpose of having the U.S. Patent Office declare an interference and requesting that our patent be revoked and a patent with identical claims be issued to iMDsoft. To our knowledge, as of the date of this prospectus, the U.S. Patent Office has taken no action with respect to the iMDsoft filing.
      Other than the foregoing, we are not currently a party to any material legal proceedings.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth the name, age and position of each of our directors and executive officers as of February 28, 2006.

Name	Age	Position

Frank T. Sample	60	President, Chief Executive Officer and Chairman of the Board of Directors
Brian A. Rosenfeld, M.D.	52	Executive Vice President and Chief Medical Officer
Michael J. Breslow, M.D.	56	Executive Vice President, Clinical Research and Development and Director
Vincent E. Estrada	41	Senior Vice President and Chief Financial Officer
Stuart H. Altman	68	Director
Michael G. Bronfein(1)	50	Director
John K. Clarke(2)(3)	52	Director
Frances M. Keenan(1)	50	Director
James A. Oakey(2)(3)	71	Director
Thomas G. McKinley(2)(3)	54	Director
Ralph C. Sabin(1)	54	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.
      Frank T. Sample has served as President and Chief Executive Officer since September 2001 and Chairman of our Board of Directors since October 2001. From October 1997 until June 2001, Mr. Sample served as President and Chief Executive Officer of VitalCom, Inc., a public wireless patient monitoring technology company. From June 2001 to September 2001, Mr. Sample served as Vice Chairman of Data Critical Corporation, a healthcare focused wireless communications company, following its merger with VitalCom, Inc. From December 1990 to July 1997, Mr. Sample served as President and Chief Executive Officer of PHAMIS, Inc., a provider of integrated healthcare information systems. From August 1997 to October 1997, Mr. Sample served as Executive Vice President at IDX Systems Corporation, a leading provider of information technology to the healthcare industry, following its merger with PHAMIS. Mr. Sample holds a B.B.A. in Business Administration from Cleveland State University.
      Brian A. Rosenfeld, M.D., one of our co-founders, has served as our Executive Vice President and Chief Medical Officer since June 1998. Dr. Rosenfeld previously served as a Director from June 1998 until October 1999, from November 2000 until December 2001, from January 2003 until January 2004 and from January 2005 until January 2006. Dr. Rosenfeld is an intensivist trained in internal medicine, pulmonary medicine and anesthesiology. He has practiced critical care medicine for more than fifteen years and served as an adjunct Associate Professor at the Johns Hopkins Medical Institutions since April 1999. Prior to founding our company, Dr. Rosenfeld was Medical Director of two critical care units at The Johns Hopkins Hospital. He was selected Chief Resident while at Johns Hopkins during his anesthesiology and critical care fellowship, and won the Shannon Award from the National Institutes of Health. He has been inducted as a fellow in both the College of Critical Care Medicine and the College of Chest Physicians. Dr. Rosenfeld holds a Bachelor of Science degree in Biology from the University of Pittsburgh and an MD degree from Temple University School of Medicine.
      Michael J. Breslow, M.D., one of our co-founders, has served as our Executive Vice President, Clinical Research and Development since June 1998 and as a Director since January 2006. Dr. Breslow previously served as a Director from June 1998 until November 2000, from January 2002 until January 2003 and from January 2004 until January 2005. Dr. Breslow is an intensivist who has practiced critical care medicine for twenty years. Prior to founding our company, Dr. Breslow was Associate Professor at the Johns Hopkins University School of Medicine. During his time at Johns Hopkins, Dr. Breslow directed the surgical intensive care unit and ran the fellowship training program in surgical critical care. Dr. Breslow has served on the scientific advisory boards of the Association of University Anesthesiologists and the American Society of Critical Care Anesthesiologists, and was an officer and Director of the American Society of Critical Care Anesthesiologists. Dr. Breslow holds a Bachelor of Arts degree in Biochemistry from Harvard University and an MD degree from Tufts University School of Medicine.
      Vincent E. Estrada has served as our Senior Vice President and Chief Financial Officer since September 2005. From July 2002 until August 2005, Mr. Estrada was Vice President of Business Development for McKesson Corporation, a publicly traded healthcare services and information technology company, where he was responsible for mergers and acquisitions and business partnerships for the healthcare information technology division. From October 2000 until July 2002, Mr. Estrada was Chief Financial Officer of Sageo LLC, an affiliate of Hewitt Associates LLC, a global management consulting and outsourcing firm. From January 2000 until September 2000, Mr. Estrada was Chief Financial Officer of Channel Health, Inc., an electronic medical records company that was acquired by AllScripts Healthcare Solutions, Inc. From September 1997 until December 1999, Mr. Estrada held various positions at EDiX Corporation, a healthcare services company that was acquired by IDX Systems Corporation, including Chief Operating Officer and Chief Financial Officer. Mr. Estrada began his career as Certified Public Accountant in 1986 with Arthur Andersen & Co. Mr. Estrada holds a Bachelor of Science degree in Accounting from the University of Illinois.
      Stuart H. Altman, Ph.D. has served as a Director since November 2005. Dr. Altman has been a Professor of National Health Policy at The Heller School at Brandeis University since 1977. He served as Dean of The Heller School from September 1977 to June 1993 and as Professor of Economics at Brown University from 1966 to 1970. In November 1997, Dr. Altman was appointed by President Clinton to the Bipartisan Commission on the Future of Medicare. He was a four-term chairman of the U.S. Congressional Prospective Payment Assessment Commission from 1983 to 1996 and served as a senior member of the Clinton-Gore Health Policy Transition Group from November 1992 to January 1993. Since December 2001, Dr. Altman has been a member of the Foundation Board of the Health Plan of New York, a not-for-profit health maintenance organization that provides healthcare services and health insurance coverage throughout the New York metropolitan area. Since December 2001, Dr. Altman has been a member of the board of directors of Lincare Holdings Inc., a publicly-held provider of oxygen, home medical equipment and other respiratory therapy services. Since September 2002, Dr. Altman has also been a member of the Tufts-New England Medical Center, a not-for-profit teaching hospital system. Dr. Altman holds a Bachelor of Business Administration degree in Economics from City College of New York and a Masters in Administration degree in Economics from University of California, Los Angeles. Dr. Altman also holds a Ph.D. in Economics from University of California, Los Angeles.
      Michael G. Bronfein has served as a Director since October 2000. Since November 1999, Mr. Bronfein has served as a Managing Partner of Sterling Venture Partners, L.P., a venture capital firm he co-founded that invests in expansion-stage healthcare, software, industrial technology and business services companies. In 1980, Mr. Bronfein co-founded NeighborCare, a specialty distributor and provider to the long-term care and managed home care industries. He served as Chairman and Chief Executive Officer of NeighborCare until November 1999. Mr. Bronfein is a board member of VOCUS, Inc., a corporate communications software company. Mr. Bronfein received his Bachelor of Science degree in Accounting from the University of Baltimore and is a Certified Public Accountant.
      John K. Clarke has served as a Director since July 1998. Since October 1997, Mr. Clarke has served as Managing General Partner of Cardinal Health Partners, a venture capital firm that he founded that specializes in healthcare and life science investments. Cardinal Health Partners was the founding venture investor of our company. Prior to founding Cardinal Health Partners, Mr. Clarke served as a General Partner of DSV Partners, another venture capital firm, and for General Electric Company in various sales and marketing positions. Mr. Clarke is Chairman of the board of directors of Alnylam Pharmaceuticals, Inc., a publicly-held biopharmaceutical company, and a member of the board of directors of Momenta Pharmaceuticals, Inc., a publicly-held biotechnology company. Mr. Clarke holds a Bachelor of Arts degree in Economics and Biology from Harvard University and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania.
      Frances M. Keenan has served as a Director since September 2005. Since 1987, Ms. Keenan has served as chief financial officer and the Vice President of Finance for the Abell Foundation, Inc., a nonprofit corporation that supports various charitable endeavors throughout Maryland. Ms. Keenan is a Certified Public Accountant and holds a Bachelor of Science Degree in Accounting from the University of North Carolina at Chapel Hill.
      James A. Oakey has served as a Director since October 1998, and was Chairman of our board of directors from October 1999 until October 2001. Prior to his retirement in 1999, Mr. Oakey served as a chief executive officer in the healthcare industry for thirty-five years. Mr. Oakey holds a Bachelor of Science degree in Biology and Sociology from Loyola University of Chicago and a Master of Science degree in Health Administration from the Northwestern University School of Business.
      Thomas G. McKinley has served as a Director since May 2000. Since 1982, Mr. McKinley has served as Co-President of Partech International, a global venture capital firm focused on information technology investments that he co-founded. Mr. McKinley holds a Bachelor of Arts degree in Economics from Harvard University, a Master of Science degree in Accounting from New York University and a Master of Business Administration degree from Stanford University Graduate School of Business.
      Ralph C. Sabin has served as a Director since June 2000. Since September 1995, Mr. Sabin has served as a Managing Partner of Pacific Venture Group, a venture capital firm focused on investments in all sectors of the healthcare industry that he co-founded. Mr. Sabin was previously the Chief Financial Officer of Sonus Pharmaceuticals, Inc. and a Senior Partner with Ernst & Young. Mr. Sabin is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Loyola University of Los Angeles.
Board Composition
      Our board of directors currently consists of nine directors. Following the offering, seven of our directors will be “independent” under the rules of the Nasdaq Stock Market. Upon the closing of this offering, our independent directors will be Dr. Altman, Mr. Bronfein, Mr. Clarke, Mr. Oakey, Mr. McKinley, Mr. Sabin and Ms. Keenan.
      Our fourth amended and restated certificate of incorporation divides our board into three classes having staggered terms with one class being elected each year for a new three-year term. Class I directors will have an initial term expiring in 2007, Class II directors will have an initial term expiring in 2008 and Class III directors will have an initial term expiring in 2009. Class I will be comprised of Dr. Breslow, Mr. Bronfein and Mr. Oakey. Class II will be comprised of Mr. Clarke, Mr. McKinley and Mr. Sabin. Class III will be comprised of Dr. Altman, Ms. Keenan and Mr. Sample.
      Our fourth amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the classes so that, as nearly as possible, each class will consist of one-third of the directors.
Director Compensation
      Our non-employee directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their membership on the board of directors. After this offering, we expect that our non-employee directors will receive $1,000 for each meeting of the board of directors and committee meetings that they attend in person or by teleconference. On April 28, 2005, we granted to each of Messrs. Bronfein, Clarke, McKinley, Oakey and Sabin a fully exercisable option to purchase 50,000 shares of our common stock at an exercise price of $1.80 per share. On September 15, 2005, we granted Ms. Keenan a fully exercisable option to purchase 50,000 shares of our common stock at an exercise price of $1.80 per share. On November 28, 2005, we granted Dr. Altman a fully exercisable option to purchase 50,000 shares of our common stock at an exercise price of $2.82 per share.

Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee
      Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. The audit committee consists of three directors, Ms. Keenan and Messrs. Bronfein and Sabin. Mr. Sabin is the chairman of the audit committee and qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that, except as described below, the members of the audit committee satisfy the applicable independence and financial literacy requirements of the Securities and Exchange Commission and Nasdaq Stock Market. Mr. Bronfein, who is the general partner of a stockholder that is expected to beneficially own approximately 12.1% of our outstanding common stock immediately following this offering, is not independent for purposes of Exchange Act Rule 10A-3. With respect to Mr. Bronfein’s membership on the audit committee following this offering, we are relying on the one-year phase-in provisions under the applicable Nasdaq Stock Market and Exchange Act rules. The principal duties and responsibilities of our audit committee include:

•	appointing and retaining a registered public accounting firm to serve as independent auditors to audit our financial statements, overseeing the independent auditors’ work and determining the independent auditors’ compensation;

•	approving in advance all audit services and non-audit services to be provided to us by our independent auditors;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and our independent auditors the results of the annual audit and the independent auditors’ review of our quarterly financial statements; and

•	conferring with management and our independent auditors about the scope, adequacy and effectiveness of our internal accounting controls.

Compensation Committee
      Our compensation committee reviews and determines the compensation of all our executive officers. The compensation committee consists of three directors, Messrs. Oakey, McKinley and Clarke. Mr. Clarke is the chairman of the compensation committee. Our board of directors has determined that the members of our compensation committee satisfy the applicable independence requirements of the Nasdaq Stock Market. The principal duties and responsibilities of our compensation committee include:

•	establishing and approving performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	setting the compensation of our other executive officers;

•	administering our stock option, stock incentive, and other stock compensation plans;

•	making recommendations to our board of directors regarding director compensation; and

•	preparing a compensation committee report on executive compensation as required by the Securities Exchange Commission to be included in our annual proxy statements or annual reports on Form 10-K filed with the Securities Exchange Commission.

Nominating and Corporate Governance Committee
      Our nominating and corporate governance committee supervises and reviews our affairs as they relate to board of director and committee composition and corporate governance matters. The nominating and corporate governance committee consists of three directors, Messrs. Oakey, Clarke and McKinley. Mr. McKinley is the chairman of the nominating and corporate governance committee. The principal duties and responsibilities of our nominating and corporate governance committee include:

•	identifying and recommending candidates to our board of directors and committees of our board of directors;

•	establishing and monitoring procedures by which our board of directors will conduct, at least annual evaluations of its performance;

•	developing and recommending to our board of directors a set of corporate governance principles and monitoring compliance with those principles; and

•	establishing and monitoring procedures for the receipt of stockholder communications directed to the board of directors.
Compensation Committee Interlocks and Insider Participation
      None of our directors who serve as members of our compensation committee has ever been one of our officers or employees. Our chief executive officer previously served as a member of our compensation committee and participated in deliberations of our compensation committee concerning the compensation of executive officers, other than himself, for the year ended December 31, 2005. No interlocking relationships exist between any member of our board of directors or compensation committee and board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.
Code of Business Conduct
      Prior to the consummation of this offering, we will adopt a written code of business conduct applicable to our directors, officers and employees in accordance with the rules of the Nasdaq Stock Market and the Securities and Exchange Commission. Our code of business conduct will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.
      After this offering, we will make our code of business conduct available on our website at www.visicu.com.

Executive Compensation
      The following table sets forth a summary of the compensation for the years ended December 31, 2004 and December 31, 2005 paid to or earned for services rendered to us by our Chief Executive Officer and our other executive officers whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2005. We refer to these executive officers in this prospectus as our named executive officers. The compensation in the following table does not include perquisites and other personal benefits received by a named executive officer that did not exceed 10% of the officer’s total reported salary and bonus.
Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation
				Shares Underlying
Name and Principal Position	Year	Salary(1)	Bonus	Options

Frank T. Sample	2005	$290,481	$135,000	100,000
Chief Executive Officer and President	2004	265,000	145,000	100,000
Brian A. Rosenfeld	2005	229,231	59,200	75,000
Executive Vice President and Chief Medical Officer	2004	213,013	85,700	50,000
Michael J. Breslow	2005	225,000	59,850	75,000
Executive Vice President, Clinical Research and	2004	213,013	80,460	50,000
Development

(1)	Includes compensation paid in lieu of vacation.
Stock Option Grants
      The following table sets forth information regarding stock option grants made during the year ended December 31, 2005 by us to our named executive officers. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the grant date. Potential realizable value is calculated based on the term of the option at the time of grant, assuming that the market price appreciates from the assumed initial public offering price of our common stock of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, for the entire term of the option and that the option is exercised at the end of the option term. Potential realizable values are net of exercise price, but before taxes associated with exercise. The assumed 5% and 10% rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future stock price projections. Actual gains, if any, on stock option exercises depend on the future performance of our common stock and the date on which the options are exercised.
Option Grants in Last Fiscal Year

						Potential Realizable Value at
			Percent of			Assumed Annual Rates of
			Total Options			Stock Price Appreciation for
	Number of		Granted to	Exercise		Option Term
	Shares Underlying		Employees in	Price Per	Expiration
Name	Options Granted		Fiscal Year	Share	Date	5%	10%

Frank T. Sample	100,000	(1)	6.2%	$.90	1/28/2015	$1,864,674	$3,022,491

Brian A. Rosenfeld	25,000	(1)	1.6	.90	1/28/2015	466,168	755,623
	50,000	(1)	3.1	1.80	4/28/2015	887,337	1,466,245

Michael J. Breslow	25,000	(1)	1.6	.90	1/28/2015	466,168	755,623
	50,000	(1)	3.1	1.80	4/28/2015	887,337	1,466,245

(1)	These options become exercisable in 48 approximately equal monthly installments beginning one month following the grant date.

Option Exercises and Year-End Option Values
      The following table sets forth information regarding the number of shares of common stock issued upon option exercises by our named executive officers and the value realized by our named executive officers. In addition, the table sets forth information regarding the number and value of unexercised options to purchase common stock held on December 31, 2005 by our named executive officers. There was no public market for our common stock on December 31, 2005. Accordingly, we have calculated the values of the unexercised in-the-money options on the basis of an assumed initial public offering price of $12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus less the applicable exercise price, multiplied by the number of shares subject to the option.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities
			Underlying		Value of Unexercised
	Number of		Unexercised Options		In-the-Money Options
	Shares		at December 31, 2005		at December 31, 2005
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Frank T. Sample	220,000	$2,563,000	1,244,545	135,455	$14,486,345	$1,535,655
Brian A. Rosenfeld	—	—	181,249	93,751	2,082,567	1,021,183
Michael J. Breslow	—	—	181,249	93,751	2,082,567	1,021,183
Employment Agreements

Employment Agreement with Frank T. Sample
      In September 2001, we entered into an employment agreement with Mr. Sample, pursuant to which Mr. Sample was appointed our President and Chief Executive Officer for a period of three years. In April 2004, we amended Mr. Sample’s employment agreement to extend the term through December 31, 2006 and to automatically extend the term for successive one-year periods unless either we or Mr. Sample provides twelve months prior notice of a decision not to further extend the term of the agreement.
      If we terminate Mr. Sample’s employment without “just cause” as that term is defined in the agreement, or if Mr. Sample terminates his employment following our failure to cure a “substantial breach” of the agreement within 30 days of receipt of written notice, then Mr. Sample is entitled to continue to receive his salary at the rate in effect on his termination date and any health or other insurance benefits provided by us to Mr. Sample as of the date of his termination for a period of twelve months.
      A “substantial breach,” as defined in the agreement, includes:

•	failure by us to pay Mr. Sample his salary, bonus or benefits;

•	failure by us to allow Mr. Sample to participate in our benefit plans generally available to senior executives;

•	failure of our successor to assume the agreement;

•	assigning to any other person any of Mr. Sample’s material duties or responsibilities; or

•	following a merger or acquisition, Mr. Sample ceasing to be president or chief executive officer.
      Under the agreement, Mr. Sample is entitled to an annual base salary of $250,000, subject to increases as approved by our board of directors. We may pay up to $25,000 of Mr. Sample’s annual base salary through the issuance of shares of our common stock. Mr. Sample is also eligible for a bonus of up to $125,000 payable in cash or shares of our common stock if he meets certain performance objectives set by our board of directors. Mr. Sample’s target bonus is subject to increases as approved by our board of directors. Under the agreement, we granted Mr. Sample an option to purchase up to 1,476,789 shares of our common stock subject to future vesting. We also reimbursed Mr. Sample for relocation expenses.

      During the term of the agreement and ending on the first anniversary of his termination date, Mr. Sample has agreed not to:

•	participate or engage, directly or indirectly, in any business activities undertaken by us in any part of the United States where we are doing business; or

•	solicit or endeavor to entice away from us any of our employees, customers or clients.

Offer Letter with Vincent E. Estrada
      In August 2005, we executed an offer letter with Mr. Estrada, pursuant to which Mr. Estrada was offered a position as our Chief Financial Officer. Mr. Estrada’s employment relationship with us is at will and either we or Mr. Estrada may terminate the relationship at any time with or without cause. Pursuant to the offer letter, we granted Mr. Estrada an option to purchase up to 325,000 shares of our common stock subject to future vesting. If we terminate Mr. Estrada’s employment without “cause” as that term is defined in the offer letter within thirty-six months of his hire date, then these options will continue to vest for an additional twelve months following his termination date and he will have twelve months from the final vesting date to exercise those options. We also provided Mr. Estrada with reimbursement for relocation expenses.
Employee Benefit Plans

Visicu, Inc. Equity Incentive Plan
      Our board of directors adopted and our stockholders approved our equity incentive plan in June 1998 to promote our long-term growth and profitability by providing our people with incentives to improve stockholder value and contribute to our growth and financial success. Our board of directors adopted and our stockholders approved subsequent amendment and restatements of our equity incentive plan in January 2004, April 2005 and October 2005. We believe our equity incentive plan will assist us in attracting, retaining and rewarding the best available people.
      The terms of our equity incentive plan generally apply to any stock options or other awards issued prior to or after the amendment and restatement of our equity incentive plan. Provisions of our equity incentive plan in effect prior to its amendment and restatement will apply with respect to any stock options or other awards issued prior to its amendment and restatement to the extent necessary to avoid establishment of a new measurement date for financial accounting purposes and to preserve the status of any options intended to qualify as incentive stock options under the Internal Revenue Code.
      Eligibility. Our employees, officers and directors, as well as other individuals providing bona fide services to us, may participate in and receive awards under our equity incentive plan, as selected by the plan administrator. Under our equity incentive plan, the plan administrator may grant eligible participants awards consisting of incentive stock options, nonstatutory stock options, restricted or unrestricted shares of our common stock, stock appreciation rights, phantom stock, performance awards and other stock-based awards. While stock options intended to qualify as incentive stock options must have an exercise price at least equal to the fair market value of our common stock on the date of grant, nonstatutory stock options may be granted under our equity incentive plan with an exercise price less than the fair market value of our common stock on the date of the grant. In addition, under our equity incentive plan, the plan administrator may make grants of restricted or unrestricted shares of our common stock on the terms and conditions that the plan administrator may determine, including no consideration or such minimum consideration that may be required by law. In general, the plan administrator has the authority to establish, in its discretion, the terms of all awards granted under our equity incentive plan.
      Stock Options and Other Awards. Our equity incentive plan provides that the shares underlying stock options and other stock-based awards granted under the plan in each calendar year may not exceed two percent of the number of shares of common stock outstanding on the first day of that year plus the number of shares that remained available for awards at the end of the previous calendar year. Our equity incentive plan also limits the number of options that may be issued as incentive stock options under the Internal Revenue Code. As of February 28, 2006, 3,702,139 shares of our common stock were subject to outstanding awards and

915,119 shares of our common stock were available for awards of stock options and other stock-based compensation under our equity incentive plan. We expect that a larger number of shares of common stock will be available for future issuance under our equity incentive plan following this offering, because the number of shares of our common stock that are issued and outstanding will increase as a result of the issuance of shares in this offering.
      Administration. Our equity incentive plan is administered by our board of directors or an authorized committee of the board of directors. We expect that our board of directors will delegate administration of our equity incentive plan to the compensation committee following the completion of this offering. Our equity incentive plan permits our board of directors to authorize, to the extent allowed by applicable state law, an officer or officers to grant awards, other than awards of restricted stock, to other officers and our employees. Under the terms of our equity incentive plan, the plan administrator is authorized to take actions necessary to carry out the purpose and intent of our equity incentive plan, which may include:

•	determining who is eligible to receive stock options or other awards;

•	determining the types of awards to be granted;

•	determining the number of shares to be covered by or used for reference purposes for each award;

•	imposing such terms, limitations, restrictions and conditions upon any such award as the administrator deems appropriate;

•	modifying, amending, extending or renewing outstanding stock options or other awards, accelerating or otherwise changing the time in which a stock option or other award may be exercised or becomes payable; or

•	waiving or accelerating the lapse, in whole or in part, of any restriction or condition with respect to a stock option or other award, such as conditions regarding vesting or exercisability of a stock option or other award following termination of any grantee’s employment or other relationship with us.
      The plan administrator has full power and authority, in its sole and absolute discretion, to administer, construe and interpret the plan, grant agreements under our equity incentive plan and all other documents relevant to the plan and awards issued under our equity incentive plan.
      Change of Control. In the event of specified change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, outstanding stock options granted under our equity incentive plan and other awards granted under our equity incentive plan that are payable in or convertible into our common stock will terminate upon the effective time of such change of control transaction unless provision is made in connection with the transaction for the continuation or assumption of such stock options and other awards by, or for the substitution of the equivalent awards of, the surviving or successor entity or a parent thereof. In the event of such termination, the outstanding stock options and other awards that will terminate upon the effective time of the change of control transaction will become fully vested immediately before the effective time of the transaction, and the holders of the stock options and other awards will be permitted, immediately before the change of control transaction, to exercise or convert all portions of the stock options and other awards that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change of control transaction.

Management Severance Plan
      We have adopted a management severance plan that establishes guidelines regarding severance benefits for managers who are terminated without cause. Pursuant to the plan, upon reaching specified eligibility criteria, management employees terminated without cause are eligible for certain severance benefits. The amount of severance pay is dependent upon the employee’s position with us, and the maximum severance payment under the guidelines ranges from four months of salary for eligible manager-level employees to nine months of salary for vice-presidents. Any severance pay provided under the plan is suspended as soon as the terminated individual acquires other employment.

401(k) Plan
      We have adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended, which covers all of our employees who meet defined age and service requirements. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to specific statutorily prescribed annual limits and have the amount of that reduction contributed to our 401(k) plan. Employees are immediately and fully vested in their contributions under our 401(k) plan. The trustee under our 401(k) plan, at the direction of each participant, invests our 401(k) plan employee salary deferrals in selected investment options. We have the option to make discretionary employer contributions in amounts determined annually by our board of directors. We retain the right to amend or terminate the 401(k) plan at any time.
Limitation of Liability and Indemnification
      Following the completion of this offering, our fourth amended and restated certificate of incorporation will contain provisions that limit the liability of our officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for any breach of fiduciary duties of directors except liability for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	any act related to unlawful stock repurchases or redemptions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.
      Following the completion of this offering, our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also require us to advance expenses incurred by a director or executive officer in connection with certain legal proceedings, and authorize us to obtain insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity.
      Prior to the completion of this offering, we expect to enter into agreements with our directors and executive officers requiring us to indemnify them against expenses, judgments, fines, settlements and other amounts that they become legally obligated to pay, including with respect to a derivative action, in connection with any proceeding, whether actual or threatened, to which they may be made parties by reason of the fact that they are or were our officers or directors, provided that they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also will establish the procedures that will apply in the event any of our covered directors or officers makes a claim for indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. Those provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Since January 1, 2003, we have engaged in the following transactions with our directors, executive officers or stockholders who are known by us to beneficially own more than five percent of our capital stock, in which the amount involved exceeded $60,000.
Special Cash Dividend
      On October 14, 2005, we declared a special cash dividend of approximately $7.8 million, or $.33 per share, to all holders of our common and preferred stock. We paid the special cash dividend on October 27, 2005. The following table sets forth the amount of the special cash dividend for our executive officers and related persons identified below, our directors who held shares of our capital stock on October 14, 2005 and those stockholders who are known by us to beneficially own more than five percent of our capital stock.

Amount of Special
Name	Cash Dividend

Executive Officers and Directors
Frank T. Sample(1)	$89,100
Brian A. Rosenfeld	311,025
Michael J. Breslow	286,605
James A. Oakey	81,509
John K. Clarke(2)	16,500
Thomas G. McKinley(3)	41,420
Ralph C. Sabin(4)	16,500

Five Percent Stockholders
Cardinal Health Partners, L.P.	1,242,920
Envest Ventures I, L.L.C	451,644
Pacific Venture Group(5)	963,504
Partech U.S. Partners IV LLC(6)	1,124,453
Sterling Venture Partners, L.P.(7)	1,222,193

(1)	Consists of $3,300 in respect of 10,000 shares held by Frank T. Sample and Michelle L. Sample, custodians for Lindsay T. Sample, and $85,800 in respect of 260,000 shares held jointly by Frank T. Sample and Michelle L. Sample.

(2)	Mr. Clarke also may be deemed to have beneficial ownership of shares held by Cardinal Health Partners, L.P. For more information, see footnote (5) in the table included under “Principal Stockholders.”

(3)	Consists of $16,500 in respect of 50,000 shares held by Mr. McKinley and $24,920 in respect of 75,515 shares held by Vendome Capital, a McKinley family fund. Mr. McKinley also may be deemed to have beneficial ownership of shares held by Partech U.S. Partners IV LLC and certain other entities. For more information, see footnote (7) in the table included under “Principal Stockholders.”

(4)	Mr. Sabin also may be deemed to have beneficial ownership of shares held by Pacific Venture Group. For more information, see footnote (8) in the table included under “Principal Stockholders.”

(5)	Consists of $935,127 in respect of 2,833,718 shares held by Pacific Venture Group II LP and $28,377 in respect of 85,991 shares held by PVG Associates II LP.

(6)	Consists of $1,044,833 in respect of 3,166,162 shares held by Partech U.S. Partners IV LLC; $39,810 in respect of 120,635 shares held by Double Black Diamond II LLC; $13,270 in respect of 40,211 shares held by Multinvest LLC; and $26,540 in respect of 80,424 shares held by 45th Parallel LLC.

(7)	Michael G. Bronfein, one of our directors, may be deemed to have beneficial ownership of shares held by Sterling Venture Partners, L.P. For more information, see footnote (4) in the table included under “Principal Stockholders.”

Director Compensation
      For information regarding director compensation, see “Management — Director Compensation.”
Executive Compensation
      For information regarding the compensation of our executive officers, see “Management — Executive Compensation,” “Management — Stock Option Grants” and “Management — Year End Option Values.”
Employment Agreements
      For information regarding employment agreements with certain of our executive officers, see “Management — Employment Agreements.”
Indemnification Agreements
      We intend to enter into agreements to indemnify our directors and executive officers. For more information regarding these agreements, see “Management — Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of February 28, 2006 and as adjusted to give effect to the sale of 6,000,000 shares of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	each person known by us to beneficially own more than 5% of our common stock; and

•	all of our executive officers and directors as a group.
      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person are deemed to be outstanding if the options and warrants are exercisable within 60 days of February 28, 2006. The shares subject to options and warrants are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The percentages in the following table are based on a total of 25,112,103 shares of our common stock outstanding on February 28, 2006, assuming the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise noted, the address for each person or entity is c/o Visicu, Inc., 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315.

		Percentage of
		Shares Beneficially
	Number	Owned
	of Shares
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

Executive Officers and Directors
Frank T. Sample(1)	1,515,334	5.9%	4.8%
Brian A. Rosenfeld, MD(2)	1,139,374	4.5%	3.6%
Michael J. Breslow, MD(3)	1,065,374	4.2%	3.4%
Vincent E. Estrada	—	*	*
Stuart H. Altman	50,000	*	*
Michael G. Bronfein(4)	3,763,616	15.0%	12.1%
John K. Clarke(5)	3,816,423	15.2%	12.3%
Frances M. Keenan(6)	1,266,543	5.0%	4.1%
James A. Oakey	246,998	1.0%	*
Thomas G. McKinley(7)	3,532,947	14.1%	11.4%
Ralph C. Sabin(8)	2,969,709	11.8%	9.5%
All executive officers and directors as a group (eleven persons)(9)	19,366,318	74.2%	60.4%
Five Percent Stockholders
Cardinal Health Partners, L.P.(10)	3,766,423	15.0%	12.1%
Envest Ventures I, L.L.C.(11)	1,368,617	5.5%	4.4%
Pacific Venture Group(12)	2,919,709	11.6%	9.4%
Partech U.S. Partners IV LLC(13)	3,407,432	13.6%	11.0%
Sterling Venture Partners, L.P.(14)	3,703,616	14.7%	11.9%

*	Less than 1%

(1)	Includes 17,500 shares held by Frank T. Sample and Michelle L. Sample, custodians for Lindsay T. Sample and 920,000 shares held jointly by Frank T. Sample and Michelle L. Sample. Also includes 577,834 shares of common stock subject to stock options exercisable within 60 days of February 28, 2006.

(2)	Includes 500,000 shares held by Rockland LLC. Dr. Rosenfeld is a managing member of Rockland LLC. Also includes 196,874 shares of common stock subject to stock options exercisable within 60 days of February 28, 2006.

(3)	Includes 400,000 shares held by the Michael J. Breslow Grantor Retained Annuity Trust, of which Dr. Breslow’s wife is the trustee. Also includes 196,874 shares of common stock subject to stock options exercisable within 60 days of February 28, 2006.

(4)	Includes 3,703,616 shares held by Sterling Venture Partners, L.P. Mr. Bronfein is a Managing Partner of Sterling Venture Partners, L.P. Mr. Bronfein may be deemed to share voting and investment power with respect to these shares. Mr. Bronfein disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(5)	Includes 3,766,423 shares held by Cardinal Health Partners, L.P. Mr. Clarke is a managing member of Cardinal Health Partners Management, LLC, the General Partner of Cardinal Health Partners, L.P. Mr. Clarke, together with the other managing members of Cardinal Health Partners Management, LLC, shares voting and investment power with respect to these shares. Mr. Clarke disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(6)	Includes 1,216,543 shares held by The Abell Foundation, Inc. Ms. Keenan is chief financial officer of The Abell Foundation, Inc. Ms. Keenan may be deemed to share voting and investment power with respect to these shares. Ms. Keenan disclaims beneficial ownership of the shares.

(7)	Includes 3,166,162 shares held by Partech U.S. Partners IV LLC; 120,635 shares held by Double Black Diamond II LLC; 40,211 shares held by Multinvest LLC; and 80,424 shares held by 45th Parallel LLC. Mr. McKinley is a Managing Member of each of Partech U.S. Partners IV LLC, Double Black Diamond II LLC, Multinvest LLC and 45th Parallel LLC. In his capacity as a Managing Member, he may be deemed to share voting and investment power with respect to the shares held by each of these entities. Mr. McKinley disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. Also includes 75,515 shares held by Vendome Capital, a McKinley family fund.
(8)	Includes 2,833,718 shares held by Pacific Venture Group II, L.P. and 85,991 shares held by PVG Associates II, LP. Mr. Sabin is a member of PVG Equity Partners II LLC, the General Partner of Pacific Venture Group II, L.P. and PVG Associates II, LP. Mr. Sabin may be deemed to share voting and investment power with respect to these shares. Mr. Sabin disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(9)	Includes 971,582 shares of common stock subject to stock options exercisable within 60 days of February 28, 2006.

(10)	The address of Cardinal Health Partners, L.P. is 221 Nassau Street, Princeton, New Jersey 08542.

(11)	The address of Envest Ventures I, L.L.C. is 2101 Parks Avenue Suite 401, Virginia Beach, Virginia 23451.

(12)	Includes 2,833,718 shares held by Pacific Venture Group II, L.P. and 85,991 shares held by PVG Associates II, LP. The address of Pacific Venture Group is 114 Pacifica Street, Suite 270, Irvine, California 92618.

(13)	Includes 3,166,162 shares held by Partech U.S. Partners IV LLC, 120,635 shares held by Double Black Diamond II LLC, 40,211 shares held by Multinvest LLC and 80,424 shares held by 45th Parallel LLC. The address of Partech U.S. Partners IV LLC is 50 California Street, Suite 3200, San Francisco, California 94111.

(14)	The address of Sterling Venture Partners, L.P. is 6225 Smith Avenue, Suite 210, Baltimore, Maryland 21209.

DESCRIPTION OF CAPITAL STOCK
      Upon completion of this offering and the filing of our fourth amended and restated certificate of incorporation immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $.0001 per share and 10,000,000 shares of preferred stock, par value $.0001 per share, the rights and preferences of which may be established from time to time by our board of directors. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.
Common Stock

Dividend Rights
      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as our board of directors may from time to time determine.

Voting Rights
      Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights
      No holder of our common stock is entitled to preemptive rights to subscribe for any shares of capital stock and our common stock is not subject to conversion or redemption.

Right to Receive Liquidation Distributions
      Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.
Preferred Stock
      Upon the closing of this offering, all outstanding shares of our preferred stock will convert into an aggregate of 19,385,285 shares of our common stock. Upon the closing of this offering, our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, but without further action by our stockholders, to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.
      Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrant
      A warrant to purchase a total of 43,796 shares of our preferred stock at an exercise price of $1.37 per share is currently outstanding. The warrant terminates in July 2010. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the completion of this offering, the warrant will be converted to a warrant to purchase an aggregate of 43,796 shares of common stock at an exercise price of $1.37 per share.
Registration Rights
      The holders of 19,385,285 shares of outstanding shares of our preferred stock and the holder of a warrant to purchase 43,796 shares of preferred stock are entitled to cause their shares of common stock issuable upon the conversion of the preferred stock to be registered under the Securities Act. These rights are contained in our Amended and Restated Stockholder Rights Agreement, or the rights agreement, and in our outstanding warrant, which incorporates certain terms of the rights agreement. The registration rights under the rights agreement will expire five years following the completion of this offering, or for any particular stockholder with registration rights, when that stockholder can sell all shares subject to registration rights pursuant to Rule 144 under the Securities Act during any three-month period.

Demand Registration Rights
      At any time before the expiration of these registration rights, if requested by the holders of at least 40% of the shares of common stock which have registration rights pursuant to the rights agreement, we will be required to register all or a portion of their shares, so long as anticipated gross proceeds of the shares registered would exceed $4 million. These demand registration rights may not be exercised for a period of six months from the date of this prospectus. We are only required to effect two registrations in response to this demand registration right, provided each registration included at least 60% of the registrable securities requested to be included in the registration. We may postpone the filing of any registration statement for up to 90 days once in any 12-month period if we determine it would be seriously detrimental to us or our stockholders. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights, provided that the number may not be reduced unless the number is reduced proportionately among the holders of securities who have registration rights pursuant to the rights agreement. If any holder of securities with registration rights disapproves of the terms of the underwriting, that holder can withdraw from registration. We must pay all expenses, except for underwriters’ discounts and commissions and any stock transfer taxes, incurred in connection with these demand registration rights.

Piggyback Registration Rights
      If we register any securities for public sale, our stockholders with registration rights have the right to include their shares in the registration, subject to specific exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders, subject to limitations. We must pay all expenses, except underwriters’ discounts and commissions and any stock transfer taxes, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights
      If we are eligible to file a registration statement on Form S-3, holders of shares of our common stock having registration rights can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $1 million, subject to other exceptions. We are not required to file a registration statement on Form S-3 if we have already effected one registration on Form S-3 at the request of the holders of shares having these registration rights in the 12-month period prior to the holder’s request or if we have already effected a total of three registrations at the request of the holders of shares having these registration rights. We are also not required to file a registration statement on Form S-3 during the period beginning 60 days prior to our estimated filing and ending six months immediately following the effective date of any registration statement, subject to specified conditions. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. We must pay all expenses, except for underwriters’ discounts and commissions and stock transfer taxes, incurred in connection with these Form S-3 registration rights.
Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws
      Provisions of the Delaware General Corporation Law, our fourth amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Law
      We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
      “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions
      In addition, provisions of our fourth amended and restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect.
      Classified Board of Directors. Our fourth amended and restated certificate of incorporation divides our board into three classes having staggered terms with one class being elected each year for a new three-year term. Class I directors will have an initial term expiring in 2007, Class II directors will have an initial term expiring in 2008 and Class III directors will have an initial term expiring in 2009. Class I will be comprised of Mr. Breslow, Mr. Bronfein and Mr. Oakey. Class II will be comprised of Mr. Clarke, Mr. McKinley and Mr. Sabin. Class III will be comprised of Mr. Altman, Ms. Keenan and Mr. Sample.

      Removal of Directors. Directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.
      No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulative votes in the election of directors unless provided for otherwise in a company’s certificate of incorporation. Our fourth amended and restated certificate of incorporation does not grant our stockholders cumulative voting rights.
      No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. Our fourth amended and restated certificate of incorporation generally prohibits stockholder action by written consent. It and our amended and restated bylaws also provide that special meetings of our stockholders may be called only by our Chief Executive Officer, President or the Chairman of our board of directors or our board of directors pursuant to a resolution approved by our board of directors.
      Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
      Supermajority Provisions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our fourth amended and restated certificate of incorporation provides that the following provisions in our fourth amended and restated certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our Chief Executive Officer, President or the Chairman of our board of directors or our board of directors pursuant to a resolution approved by our board of directors;

•	the provisions relating to the classification of our board of directors;

•	the provisions relating to the size of our board of directors;

•	the provisions relating to the quorum requirements for stockholder action and the removal of directors;

•	the limitation on the liability of our directors to us and our stockholders;

•	the provisions granting authority to our board of directors to amend or repeal our bylaws without a stockholder vote; and

•	the supermajority voting requirements listed above.

      In addition, our fourth amended and restated certificate of incorporation and our amended and restated bylaws provide that the same provisions listed above and also found in our amended and restated bylaws may be amended by stockholders representing no less than two-thirds of the voting power of all the outstanding shares of our capital stock entitled to vote.
      Our fourth amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our fourth amended and restated certificate of incorporation.
Nasdaq National Market Listing
      We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “EICU.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.
      Based on shares outstanding on February 28, 2006, upon completion of this offering, 31,112,103 shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the 6,000,000 shares of common stock sold in this offering, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act and any shares sold through the directed share program that we expect to implement in connection with this offering. The remaining 25,112,103 shares of common stock held by existing stockholders are “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144, 144(k) or 701 under the Securities Act.
      As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, these restricted shares will be available for sale in the public market as follows:

•	approximately 365,833 shares that are not subject to the 180-day lock-up period described below may be sold under Rule 144(k) immediately after the effective date of this offering;

•	approximately 430,203 additional shares that are not subject to the 180-day lock-up period described below may be sold under Rules 144, 144(k) and 701, subject in some cases to the volume and other limitations described below, beginning 90 days after the effective date of this offering;

•	approximately 24,008,567 additional shares may be sold under Rules 144, 144(k) and 701, subject in some cases to the volume and other limitations described below, beginning approximately 180 days after the effective date of this offering, upon the expiration of the 180-day lock-up period described below; and

•	approximately 307,500 additional shares may be sold under Rules 144 and 144(k), subject in some cases to the volume and other limitations described below, at times thereafter upon completion of the applicable statutory holding period.

Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plan may be resold, to the extent not subject to lock-up agreements.
      As of February 28, 2006, options to purchase a total of 3,702,139 shares of common stock were outstanding, of which 1,754,711 options are exercisable. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.
Form S-8 Registration Statements
      We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our equity incentive plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.
Lock-Up Agreements
      In connection with this offering, we and all of our officers and directors and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Morgan Stanley does not have any pre-established conditions to waiving the terms of these lock-up restrictions. Any determination to release any shares subject to the lock-up restrictions would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale by us or any of our officers, directors or stockholders. The 180-day restricted period may be extended under specified circumstances. The lock-up restrictions, certain exceptions and the circumstances under which the 180-day restricted period may be extended are described in more detail under “Underwriters.”
Registration Rights
      Certain of our stockholders are parties to an agreement that obligates us to register their shares of our capital stock after this offering in specified circumstances. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED
STATES HOLDERS OF COMMON STOCK
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership, or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in or under the laws of the United States, or of any political subdivision of the United States other than such a partnership that is treated as foreign under U.S. Treasury regulations;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.
      This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, certain U.S. expatriates, broker-dealers, traders in securities, regulated investment companies, pension plans, owners that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and partnerships or other pass-through entities.
      The following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our common stock as a capital asset, generally property held for investment. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. Each prospective non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.
Distributions on Our Common Stock
      We do not anticipate paying cash distributions on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Dispositions of Common Stock.”

      Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the U.S. and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS. Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, are attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder within the U.S. are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.
      A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy certain other applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.
Gain on Dispositions of Common Stock
      If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a disposition of our common stock unless:

•	you are a nonresident alien individual who holds our common stock as a capital asset and you are present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; in this case you may be subject to tax at a rate of 30% on such gains, which may be offset by U.S. source capital losses of the non-U.S. holder, if any;

•	the gain is effectively connected with your conduct of a trade or business in the United States or, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in these cases, a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.
      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. Although there can be no assurance, we believe that we are not currently, nor have we ever been, nor do we anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.
U.S. Federal Estate Tax
      Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
Information Reporting and Backup Withholding Tax
      We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “— Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
      Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
      Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC, Thomas Weisel Partners LLC and William Blair & Company, L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
Thomas Weisel Partners LLC
William Blair & Company, L.L.C.

Total	6,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          and the total proceeds to us would be $          .
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.
      We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers by any person other than us of shares of common stock or other securities as a bona fide gift; or

•	distributions other than by us of shares of common stock or other securities to limited partners or stockholders;
provided that in the case of each of the last three transactions, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Visicu, Inc.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$
      In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $1.8 million.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “EICU.”
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
Directed Share Program
      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 400,000 shares offered by this prospectus to directors, officers, employees and other individuals associated with us through a directed share program. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Recipients of reserved shares will be required to agree with the underwriters not to sell, transfer, assign, pledge or hypothecate these shares for a period of 180 days after purchasing the shares.
Pricing of the Offering
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS
      DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland will pass upon the validity of the common stock offered by this prospectus for us. Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York is representing the underwriters in connection with this offering.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005, as set forth in their report appearing at the end of this prospectus. We have included our financial statements in the prospectus and the registration statement in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.
      Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section of the Securities and Exchange Commission, 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.
      We intend to provide our stockholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the Securities and Exchange Commission quarterly reports containing unaudited financial data for the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Visicu, Inc.
      We have audited the accompanying balance sheets of Visicu, Inc. as of December 31, 2004 and 2005, and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visicu, Inc. as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP
Baltimore, Maryland
March 10, 2006

VISICU, INC.
BALANCE SHEETS

	December 31,

	2004	2005

Assets
Current assets:
Cash and cash equivalents	$8,639,224	$11,379,152
Accounts receivable	6,235,934	8,971,470
Prepaid expenses and other current assets	453,634	526,844
Deferred tax assets	4,000,000	9,299,549

Total current assets	19,328,792	30,177,015
Property and equipment:
Computer equipment and software	1,598,389	2,666,911
Office furniture and equipment	298,174	327,853
Leasehold improvements	49,035	103,882

	1,945,598	3,098,646
Accumulated depreciation	652,447	1,318,303

	1,293,151	1,780,343
Deferred contract costs	3,838,989	4,537,512
Deferred tax assets	—	6,603,634
Other assets	289,805	1,601,109

Total assets	$24,750,737	$44,699,613

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$988,099	$1,949,717
Accrued compensation and related costs	1,342,010	1,478,300
Deferred revenue	13,657,616	23,515,428
Other current liabilities	23,717	25,180

Total current liabilities	16,011,442	26,968,625
Other long-term liabilities	99,235	575,030
Deferred revenue	19,433,161	24,097,280

Total liabilities	35,543,838	51,640,935
Commitments and contingencies
Redeemable preferred stock:
Series A Preferred Stock, $.0001 par value; 3,500,000 shares authorized; 3,375,000 shares issued and outstanding at December 31, 2004, none at December 31, 2005	5,125,268	—
Series B Preferred Stock, $.0001 par value; 11,500,000 shares authorized; 10,966,057 shares issued and outstanding at December 31, 2004, none at December 31, 2005	20,362,890	—
Series C Preferred Stock, $.0001 par value and related warrants to purchase 43,796 shares of Series C Preferred Stock; 15,000,000 shares authorized; 4,994,228 shares issued and outstanding at December 31, 2004, none at December 31, 2005	8,333,550	—

Total redeemable preferred stock	33,821,708	—
Stockholders’ deficit:
Series A Preferred Stock, $.0001 par value; 3,500,000 shares authorized; 3,375,000 shares issued and outstanding at December 31, 2005	—	338
Series B Preferred Stock, $.0001 par value; 11,500,000 shares authorized; 11,016,057 shares issued and outstanding at December 31, 2005	—	1,103
Series C Preferred Stock, $.0001 par value; 15,000,000 shares authorized; 4,994,228 shares issued and outstanding at December 31, 2005	—	499
Common stock, $.0001 par value; 30,000,000 shares authorized; 3,423,038 and 4,537,841 shares issued and outstanding at December 31, 2004 and 2005, respectively	342	453
Additional paid-in capital	—	32,905,204
Unearned stock-based compensation	—	(4,949,497)
Accumulated deficit	(44,615,151)	(34,899,422)

Total stockholders’ deficit	(44,614,809)	(6,941,322)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$24,750,737	$44,699,613

See accompanying notes.

VISICU, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2004	2005

Revenues:
License revenue	$685,933	$2,268,119	$8,160,675
Service revenue	1,532,514	3,245,707	10,191,811

Total revenues	2,218,447	5,513,826	18,352,486

Direct cost of revenues:
Cost of licenses	66,563	120,197	404,136
Cost of services (1)	702,329	1,346,194	3,462,185

Total direct cost of revenue	768,892	1,466,391	3,866,321

Gross profit	1,449,555	4,047,435	14,486,165

Operating expenses:
Sales and marketing (1)	2,721,322	3,283,777	4,140,040
Research and development (1)	3,233,074	4,251,510	5,279,026
General and administrative (1)	3,889,135	4,637,997	6,756,903

Total operating expenses	9,843,531	12,173,284	16,175,969

Loss from operations	(8,393,976)	(8,125,849)	(1,689,804)
Other income (expense):
Interest income	8,255	31,226	357,315
Interest expense	(6,919)	(12,443)	(26,765)

	1,336	18,783	330,550

Loss before income taxes	(8,392,640)	(8,107,066)	(1,359,254)
Income tax expense (benefit)	11,598	(3,980,428)	(11,425,981)

Net income (loss)	(8,404,238)	(4,126,638)	10,066,727
Accretion of redeemable preferred stock	(1,993,408)	(2,019,247)	(354,060)

Net income (loss) attributable to common stockholders	$(10,397,646)	$(6,145,885)	$9,712,667

Net income (loss) attributable to common stockholders per share:
Basic	$(3.30)	$(1.83)	$2.61

Diluted	$(3.30)	$(1.83)	$.38

Shares used in computing per share amounts:
Basic	3,146,485	3,352,234	3,722,484

Diluted	3,146,485	3,352,234	26,815,711

Dividends per common and preferred share	$—	$—	$.33

(1) Amounts include non-cash stock-based compensation expense as follows:
Cost of services	$—	$—	$48,267
Sales and marketing expense	—	10,736	321,562
Research and development expense	—	12,165	266,386
General and administrative expense	—	5,959	421,422

Total non-cash stock-based compensation expense	$—	$28,860	$1,057,637

See accompanying notes.

VISICU, INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Preferred Stock		Common Stock		Additional	Unearned		Total
					Paid-In	Stock - Based	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Deficit

Balance at January 1, 2003	—	$—	3,077,925	$307	$—	—	$(28,239,035)	$(28,238,728)
Exercise of options for common stock	—	—	139,028	14	19,508	—	—	19,522
Accretion of preferred stock to redemption value	—	—	—	—	(19,508)	—	(1,973,900)	(1,993,408)
Net loss	—	—	—	—	—	—	(8,404,238)	(8,404,238)

Balance at December 31, 2003	—	—	3,216,953	321	—	—	(38,617,173)	(38,616,852)
Non-employee stock-based compensation expense	—	—	—	—	28,860	—	—	28,860
Exercise of options for common stock	—	—	206,085	21	119,047	—	—	119,068
Accretion of preferred stock to redemption value	—	—	—	—	(147,907)	—	(1,871,340)	(2,019,247)
Net loss	—	—	—	—	—	—	(4,126,638)	(4,126,638)

Balance at December 31, 2004	—	—	3,423,038	342	—	—	(44,615,151)	(44,614,809)
Non-employee stock-based compensation expense	—	—	—	—	320,581	—	—	320,581
Issuance of stock options to employees and directors	—	—	—	—	5,686,553	(5,686,553)	—	—
Vesting of employee stock options	—	—	—	—	—	737,056	—	737,056
Exercise of warrants for Series B Preferred Stock	50,000	6	—	—	68,494	—	—	68,500
Excess tax benefit upon exercise of stock options	—	—	—	—	28,602	—	—	28,602
Exercise of options for common stock	—	—	1,114,803	111	463,547	—	—	463,658
Accretion of preferred stock to redemption value	—	—	—	—	(3,062)	—	(350,998)	(354,060)
Dividend declared to common and preferred stockholders	—	—	—	—	(7,833,344)	—	—	(7,833,344)
Reclassification of Series A Preferred Stock to stockholders’ equity	3,375,000	338	—	—	5,172,273	—	—	5,172,611
Reclassification of Series B Preferred Stock to stockholders’ equity	10,966,057	1,097	—	—	20,572,534	—	—	20,573,631
Reclassification of Series C Preferred Stock to stockholders’ equity	4,994,228	499	—	—	8,429,026	—	—	8,429,525
Net income	—	—	—	—	—	—	10,066,727	10,066,727

Balance at December 31, 2005	19,385,285	$1,940	4,537,841	$453	$32,905,204	$(4,949,497)	$(34,899,422)	$(6,941,322)

See accompanying notes.

VISICU, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2004	2005

Operating activities
Net income (loss)	$(8,404,238)	$(4,126,638)	$10,066,727
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	414,722	478,818	665,856
Amortization	—	52,461	125,172
Deferred income taxes	—	(4,000,000)	(11,874,580)
Non-cash stock-based compensation	—	28,860	1,057,637
Loss on disposal of property and equipment	—	57,660	—
Changes in operating assets and liabilities:
Accounts receivable	(899,007)	(3,932,963)	(2,557,731)
Prepaid expenses and other current assets	(4,704)	(237,638)	(73,212)
Deferred contract costs	(1,611,281)	(1,672,469)	(698,523)
Accounts payable and accrued expenses	(126,615)	501,766	196,484
Accrued compensation and related costs	596,059	203,281	73,571
Deferred revenue	10,613,754	19,862,304	13,872,582

Net cash provided by operating activities	578,690	7,215,442	10,853,983
Investing activities
Purchase of property and equipment	(478,885)	(955,812)	(1,153,048)
Capitalized software additions	(54,773)	(172,210)	(96,704)
Change in other assets	8,164	(52,072)	47,306

Net cash used in investing activities	(525,494)	(1,180,094)	(1,202,446)
Financing activities
Repayments of notes payable	(2,819)	—	—
Change in other liabilities	—	—	(3,280)
Payment of financing costs for initial public offering	—	—	(150,401)
Repayment of obligations under capital lease	—	(8,249)	(23,717)
Exercise of options to purchase common stock	19,522	119,068	964,633
Exercise of warrants to purchase preferred stock	—	—	68,500
Dividend paid	—	—	(7,767,344)

Net cash provided by (used in) financing activities	16,703	110,819	(6,911,609)

Net increase in cash and cash equivalents	69,899	6,146,167	2,739,928
Cash and cash equivalents at beginning of year	2,423,158	2,493,057	8,639,224

Cash and cash equivalents at end of year	$2,493,057	$8,639,224	$11,379,152

Supplemental cash flow information:
Income taxes paid	$11,598	$19,572	$301,739

Unpaid financing costs related to initial public offering	—	—	$765,133

See accompanying notes.

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1.	Organization and Summary of Significant Accounting Policies

Organization and Description of Business
      Visicu, Inc. (the “Company”) was incorporated in Delaware on March 19, 1998. The Company is headquartered in Baltimore, Maryland and is a healthcare information technology and clinical solutions company focused on transforming the delivery of hospital-based critical care. The Company’s primary product is its eICU® Program, an advanced remote monitoring system for intensive care units that allows hospitals to help improve patient treatment outcomes by leveraging their scarce critical care trained staff to monitor intensive care unit patients more frequently and to intervene earlier to prevent or manage crises.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.
      The Company is required to make estimates of the amount of the valuation allowance for deferred tax assets at each balance sheet date. Deferred taxes arise from temporary differences between the timing of recognition of amounts for financial reporting and income tax purposes, and the existence of tax credit and net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. Assessing the need for, and amount of, a valuation allowance for deferred tax assets requires significant judgment. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive and negative evidence regarding realization of the deferred tax assets. This analysis often includes scheduling reversals of temporary differences, evaluating expectations of future profitability and evaluating potential tax planning strategies. The future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period under the tax law.
      At December 31, 2005, the Company reported approximately $15.9 million of net deferred tax assets that it expects to realize in future periods when taxable income is reported in its income tax returns. A summary of these deferred tax assets is included in Note 8, “Income Taxes.” In making these estimates, the Company considered the significance of the positive evidence of realization consisting of cumulative taxable income reported in the three-year period ended December 31, 2005, significant deferred revenues, which totaled $47.6 million at December 31, 2005, and forecasts of significant profitability over the next several years. However, because of the inherent uncertainty of projections of future profitability, it is possible that the Company’s estimates of the realization of recorded deferred tax assets may change in future periods.

Cash and Cash Equivalents
      Cash and cash equivalents include highly liquid investments with a remaining maturity when purchased of 90 days or less.

Revenue Recognition and Direct Costs
      The Company derives revenue under multiple element arrangements with its customers to license software, provide implementation services and provide post-contract customer support services (“PCS”) for its eICU software. Revenue for software and services sold by the Company is recognized when persuasive evidence of an arrangement exists, delivery has occurred and the fee is fixed or determinable and probable of collection. In any arrangement where extended payment terms have been provided, revenue is not recognized before payment from the customer is due. The Company allocates the total arrangement fee among each

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
deliverable based on the relative fair value of each of the deliverables based on vendor specific objective evidence. In the absence of evidence of the fair value of a delivered element, revenue is first allocated to the undelivered elements based on evidence of fair value, and the residual revenue is then allocated to the delivered elements. If evidence of the fair value of the undelivered elements is not known, revenue is deferred until such time as the only remaining undelivered element is PCS, upon which time revenue is recognized ratably over the PCS period.
      Direct and incremental costs of contracts for which revenue has been deferred are capitalized and recognized ratably over the related period of revenue recognition. These costs consist principally of labor costs for implementation services.
      Because the Company has yet to sell PCS separately to its customers through significant renewals or otherwise, the Company has not objectively determined the fair value of the PCS element of its arrangements. Accordingly, revenue and related direct costs from all arrangements entered into through December 31, 2005 are being recognized ratably over the PCS period.
      Commencing in July 2005, PCS renewals became exercisable by customers. The renewal of PCS at consistent rates in future periods may allow the Company to establish the fair value of PCS and the residual value of delivered software elements.

Accounts Receivable
      The Company’s accounts receivable consist primarily of payments due from customers under license and support agreements.
      The Company routinely assesses its accounts receivable for collectibility. Judgment is required in assessing the ultimate realization of these receivables, including the credit-worthiness of each customer. Based on the Company’s analysis, an allowance at the end of each period presented in these financial statements was not deemed necessary. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, future allowances may be required. Past due balances are determined based on the date of the invoice. Uncollectible accounts receivable balances, if any, are charged to bad debt expense. Accounts receivable balances are not collateralized.
      Included in accounts receivable at December 31, 2005 is $177,805 due from a customer under a note receivable in consideration for license fees and services. During 2005, the Company signed a note receivable with a customer for a portion of the total fees required under the contract. The current portion of the note is included in accounts receivable on the accompanying balance sheet. The long-term portion of $471,544 as of December 31, 2005 is included in other assets.

Property and Equipment
      Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Computer equipment and software are depreciated over three years. Office furniture and equipment are depreciated over three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining lease term.

Software Development Costs
      Costs for the development of new software products to be marketed or enhancements to existing products are expensed as research and development costs as incurred until technological feasibility has been established, at which time any additional development costs are capitalized until the product or enhancement is available for general release to customers. At December 31, 2004, the Company reported in other assets $183,275 of capitalized software costs, net of accumulated amortization of $43,709. At December 31, 2005,

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
the Company reported in other assets $154,807 of capitalized software costs, net of accumulated amortization of $168,881. Capitalized software costs are generally amortized over a three-year period.

Redeemable Preferred Stock
      The Company accounts for redeemable preferred stock that contains provisions for redemption outside of its control as mezzanine equity. Dividends to accrete the carrying value of the preferred stock to redemption value are recorded as reductions to retained earnings over the period from the date of issuance to the earliest redemption date of the security. In the absence of retained earnings, dividends are recorded as a decrease in additional paid-in capital. In the absence of additional paid-in capital, dividends are recorded as an increase in accumulated deficit.
      On March 4, 2005, the contractual redemption notification date expired and the preferred stock was no longer redeemable and subject to classification as mezzanine equity. Accordingly, preferred stock has been reclassified to permanent equity for periods subsequent to March 4, 2005.

Advertising Costs
      All advertising costs are expensed when incurred. Advertising costs included in selling, general and administrative expense for the years ended December 31, 2003, 2004 and 2005 were $78,468, $99,791 and $179,352, respectively.

Income Taxes
      The Company uses the liability method to account for income taxes. Under the liability method, deferred income taxes are provided for temporary differences between the basis of the Company’s assets and liabilities for financial reporting and income tax purposes. The Company records valuation allowances for deferred tax assets that are not more likely than not to be realized.

Share-Based Payments
      The Company records compensation expense for its employee stock-based compensation plan using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Expense related to employee stock-based compensation is recorded over the vesting period using the straight-line method. Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Non-public companies may use the minimum value method rather than a fair value-based method. SFAS 123 requires the disclosure of pro forma income in the notes to the financial statements as if the minimum value method, rather than the

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
intrinsic value method, was elected. The Company has supplementally disclosed in the following table the required pro forma information as if the minimum value method had been elected, as required by SFAS 123.

	Year Ended December 31,

	2003	2004	2005

Net income (loss) attributable to common stockholders, as reported	$(10,397,646)	$(6,145,885)	$9,712,667
Add: Stock-based employee compensation cost included in the determination of net income (loss) as reported, net of income taxes	—	28,860	725,620
Less: Stock-based employee compensation expense as if minimum value method was adopted, net of income taxes	104,126	157,690	871,535

Pro forma net income (loss) attributable to common stockholders	$(10,501,772)	$(6,274,715)	$9,566,752

Net income (loss) attributable to common stockholders per share:
Basic:
As reported	$(3.30)	$(1.83)	$2.61

Pro forma	$(3.34)	$(1.87)	$2.57

Diluted:
As reported	$(3.30)	$(1.83)	$.38

Pro forma	$(3.34)	$(1.87)	$.37

The value of each option grant prior to November 29, 2005, the date the Company initially filed a registration statement with the Securities and Exchange Commission to sell its common stock in a public offering, is estimated on the date of grant using the minimum value method. No options were granted between November 29, 2005 and December 31, 2005. The minimum value method assumes that the value of a stock option is equal to the excess of the fair value of the underlying common stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected life of the option. In management’s opinion, the minimum value method and other existing models do not necessarily provide a reliable single measure of the value of its stock-based awards. The following weighted-average assumptions were made in calculating the minimum value of granted stock options:

	Year Ended December 31,

	2003	2004	2005

Risk-free interest rate	2.5% - 3.0%	2.8% - 3.2%	3.5% - 4.1%
Estimated option expected lives	4 years	4 years	4 years
Dividend rate	0.0%	0.0%	0.0%
      For purposes of pro forma disclosures for employee options, the estimated value of the options is amortized to expense over the options’ vesting period.
      The Company accounts for stock options granted to non-employees based on the estimated fair value of the options granted, which the company believes is a more reliable measure than estimating the fair value of the services provided. In determining the fair value of options granted to non-employees, the Company uses the Black-Scholes option pricing model. The Black-Scholes option-pricing model is a model that was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires the input of six variables, consisting of (i) the estimated fair value of the common stock, (ii) the exercise price of the option, (iii) the expected dividend yield, (iv) the expected volatility of the common stock over the estimated life of the option, (v) the expected life of the option and (vi) the risk-free interest rate. The fair value of an option issued to a non-employee is measured on the earlier of the performance commitment date or the date the services required under the arrangement have been

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
completed. Estimated amounts of expense are recognized as the non-employee performs under the arrangement. Those estimates are adjusted on the final measurement date.

Segment Data
      The Company manages its operations as one business unit for purposes of assessing performance and making operating decisions. Accordingly, the Company does not have reportable segments of its business.

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative.
      The Company will adopt the provisions of Statement 123(R) on January 1, 2006, using the modified prospective method. Unvested stock-based awards issued prior to November 29, 2005, the date that the Company filed a registration statement to publicly sell its equity securities, and disclosed in the accompanying financial statements using the minimum value method (rather than the estimated fair value using the Black-Scholes option pricing model), will be accounted for after the date of adoption using the intrinsic value method originally applied to those awards. No options were granted between November 29, 2005 and December 31, 2005. See also Note 5, “Stock Options.”
      As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method and, as such, recognizes no compensation cost when employee stock options are granted with exercise prices equal to or greater than the fair value of the shares on the date of grant. Accordingly, the adoption of Statement 123(R)’s fair value method may have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend significantly on levels of share-based payments granted in the future.

2.	Net Loss Attributable to Common Stockholders Per Share
      Basic net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares outstanding for the period. Diluted net loss attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.
      The following table summarizes the potential outstanding common stock of the Company as of the end of each period.

	December 31,

	2003	2004	2005

Options to purchase common stock	3,750,970	4,022,061	4,462,828
Shares of common stock into which outstanding preferred would be convertible upon the exercise of preferred stock warrants	120,046	120,046	43,796
Shares of common stock into which outstanding preferred stock is convertible	19,335,285	19,335,285	19,385,285

Total options, warrants, and preferred stock exercisable or convertible into common stock	23,206,301	23,477,392	23,891,909

      For all periods prior to December 31, 2005, if the outstanding options, warrants and preferred stock were exercised or converted into common stock, the result would be anti-dilutive and, accordingly, basic and diluted net loss attributable to common stockholders per share are identical for those periods presented in the accompanying statements of operations.

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
      For the year ended December 31, 2005, if the outstanding options, warrants and preferred stock were exercised or converted into common stock, the result would be dilutive. The following table sets forth the components of the weighted-average shares outstanding for the basic and diluted earnings per share computations for the year ended December 31, 2005:

Weighted-average shares-basic	3,722,484
Effect of options to purchase common stock	3,746,953
Effect of assumed conversion of preferred stock	19,346,274

Weighted-average shares-diluted	26,815,711

      The following table provides a reconciliation of the net income attributable to common stockholders used for purposes of calculating basic earnings per share to the numerator used for purposes of calculating diluted earnings per share:

Net income attributable to common stockholders, basic	$9,712,667
Accretion of redeemable preferred stock	354,060

Numerator used for diluted earnings per share	$10,066,727

      As described more fully in Note 5, subsequent to December 31, 2005 and through March 10, 2006, 431,100 options to purchase common stock were issued and options to purchase 1,203,028 shares of common stock were exercised.

3.	Preferred Stock
      The Company has three series of preferred stock outstanding: Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the “Preferred Stock”). The stated price of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock is $1.00, $1.37 and $1.37, respectively, subject to adjustment for any recapitalization of the Company.

Redemption Rights
      The Preferred Stock was subject to redemption in June 2005 upon advance notice of a majority of the holders of the Preferred Stock. The redemption price for each series of Preferred Stock was equal to its stated price, plus all accrued and unpaid dividends. On March 4, 2005, the redemption provisions expired unexercised, and the Preferred Stock is no longer subject to redemption.

Conversion Rights
      The Preferred Stock is convertible into common stock at the option of the holder at any time, at the ratio of one share of common stock for each share of Preferred Stock, subject to certain adjustments for dilution.
      In the event of (a) an initial public offering at a public offering price of at least $5.50 per share with gross proceeds to the Company of at least $20 million, or (b) approval of the holders of not less than 75% of the then-outstanding shares of Preferred Stock, all outstanding shares of Preferred Stock will automatically convert to shares of common stock consistent with the conversion ratio described above.

Dividends
      Cumulative dividends accrue on the Preferred Stock at a rate of 8% per annum. All dividends will be forfeited upon conversion unless conversion is in connection with (a) an initial public offering at a public offering price of less than $5.50 per share or (b) a merger, acquisition, or sale of all or substantially all of the assets of the Company in which the holders receive consideration of less than $5.00 per share in the case of the Series A Preferred Stock and $5.48 per share in the case of the Series B Preferred Stock and the Series C

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Preferred Stock, as adjusted for stock splits, reverse stock splits, dividends recapitalization, and the like. At December 31, 2005, unpaid cumulative dividends aggregated $4.2 million for all series of outstanding preferred stock, or $.27 per share for Series A Preferred Stock, $.26 per share for Series B Preferred Stock, and $.08 per share for Series C Preferred Stock.

Liquidation
      The Preferred Stock has preference on liquidation equal to the stated price per share plus cumulative unpaid dividends. The remaining Company assets will be allocated among the holders of common stock and the holders of Preferred Stock based on the number of shares of common stock that would be held by such holders of Preferred Stock if, immediately prior to the liquidation, all shares of Preferred Stock had been converted into shares of common stock.

Voting Rights
      The Preferred Stock has substantially the same voting rights as the number of shares of common stock into which it can be converted.

Summary of Changes to Redeemable Preferred Stock
      The changes to the Series A, B and C Redeemable Preferred Stock are summarized as follows (in thousands):

	Series A		Series B		Series C

	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2003	3,375	$4,585	10,966	$17,959	4,994	$7,239
Accretion to redemption value	—	270	—	1,202	—	521
Warrants issued to purchase Series C Preferred Stock	—	—	—	—	—	26

Balance at December 31, 2003	3,375	4,855	10,966	19,161	4,994	7,786
Accretion to redemption value	—	270	—	1,202	—	547

Balance at December 31, 2004	3,375	5,125	10,966	20,363	4,994	8,333
Accretion to redemption value	—	47	—	211	—	96
Reclassification to permanent equity upon expiration of redemption rights	(3,375)	(5,172)	(10,966)	(20,574)	(4,994)	(8,429)

Balance at December 31, 2005	—	$—	—	$—	—	$—

      Accretion of redeemable preferred stock is recorded in all periods to state redeemable preferred stock at its redemption amount at each balance sheet date. Accretion results from the increase each period in the amount of cumulative dividends that are payable if the holders of the redeemable preferred stock exercise their redemption rights. See also Note 1, “Organization and Summary of Significant Accounting Policies—Redeemable Preferred Stock.”

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)

4.	Common Shares Reserved for Future Issuance
      As of December 31, 2005, the Company has reserved shares of common stock for future issuance as follows:

Exercise of outstanding stock options	4,462,828
Stock options available for granting as reserved by the Board of Directors	1,252,650
Conversion of Series A Preferred Stock	3,375,000
Conversion of Series B Preferred Stock	11,016,057
Conversion of Series C Preferred Stock	4,994,228
Exercise of warrants to purchase preferred stock and subsequent conversion into common stock	43,796

25,144,559

5.	Stock Options and Defined Contribution Plan
      The Company’s 1998 Stock Option Plan (the “Plan”), as amended, authorizes options to purchase 5.5 million shares of the Company’s common stock to employees, directors, and consultants of the Company. The Plan allows for the granting of nonqualified stock options or stock purchase rights to service providers at an exercise price of not less than 85% of fair market value, as estimated by the board of directors on the date of grant. During all periods presented, all nonqualified options were granted with exercise prices approximating or above the estimated fair value of the underlying common stock. In addition, employees of the Company may be granted qualified incentive stock options at an exercise price of not less than fair market value on the date of grant, subject to the provisions of the Internal Revenue Code. Options are granted with vesting periods of up to four years and maximum option terms of ten years.
      In April 2005, the board of directors adopted and the stockholders approved an amendment and restatement of the 1998 Stock Option Plan, revising certain of the terms and conditions of the plan and changing the name of the plan to the 1998 Stock Option Plan as Amended and Restated Effective April 28, 2005. In October 2005, the board of directors adopted and the stockholders approved an amendment and restatement of the 1998 Stock Option Plan as Amended and Restated Effective April 28, 2005, solely for the purpose of changing the name of the plan to the Visicu, Inc. Equity Incentive Plan. The amended and restated plan authorizes the issuance of up to 7.5 million shares of common stock.

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
      Plan activity was as follows:

	Year Ended December 31,

	2003		2004		2005

		Weighted-		Weighted-		Weighted-
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Options	Price	Options	Price	Options	Price

Options outstanding at beginning of year	3,490,956	$.48	3,750,970	$.48	4,022,061	$.49
Options granted	458,511	.35	507,375	.56	1,600,150	1.73
Options exercised	(139,028)	.14	(206,085)	.58	(1,114,803)	.87
Options forfeited	(59,469)	.35	(30,199)	.35	(44,580)	.57

Options outstanding at end of year	3,750,970	.48	4,022,061	.49	4,462,828	.84

Options exercisable at end of year	2,358,974	.53	2,948,936	.50	2,860,759	.54

Weighted-average minimum value of options granted during the year:
Below estimated fair value of common stock		—		—		$3.81
At estimated fair value of common stock		$.09		$.08		—
Above estimated fair value of common stock		—		—		—
Weighted-average exercise price of options granted during the year:
Below estimated fair value of common stock		—		—		$1.73
At estimated fair value of common stock		$.35		$.56		—
Above estimated fair value of common stock		—		—		—
      The following table summarizes information about all outstanding options to purchase common stock of the Company as of December 31, 2005:

		Number of	Weighted-Average Remaining
Exercise	Number of Options	Options	Contractual Life of Options
Price	Outstanding	Exercisable	Outstanding

$.10	115,000	115,000	3.29
$.35	2,233,545	1,897,071	6.44
$.90	1,078,331	718,622	6.78
$1.80	928,552	128,208	9.46
$2.82	107,400	1,858	9.82

	4,462,828	2,860,759

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
     The following table summarizes information about option grants during the period from January 1, 2005 to December 31, 2005:

			Estimated
	Number of		Fair Value of	Intrinsic Value
Option Grant Date	Option Shares	Exercise Price	Common Stock	Per Share

January 28, 2005	310,400	$.90	$3.74	$2.84
March 21, 2005	250,000	1.80	3.74	1.94
April 18, 2005	250,000	1.80	4.78	2.98
April 28, 2005	133,650	1.80	4.78	2.98
July 28, 2005	123,700	1.80	5.99	4.19
August 10, 2005	325,000	1.80	5.99	4.19
September 15, 2005	50,000	1.80	5.99	4.19
October 27, 2005	107,400	2.82	10.05	7.23
November 28, 2005	50,000	2.82	10.05	7.23

Total	1,600,150

      The fair value of the Company’s common stock underlying each stock option grant was estimated by the Company’s board of directors and management using the market approach, with the aid of valuation reports that had been prepared for the Company by an unrelated independent valuation specialist. The market approach uses direct comparisons to other enterprises and their equity securities to estimate the fair value of the common shares of privately-held companies. The Company’s estimates of fair value considered guideline company valuations, including public companies and acquisitions, which were discounted from 15% to 30% based on the lack of marketability of the Company’s common stock.
      At December 31, 2005, non-employees of the Company hold outstanding options to purchase a total of 172,250 shares of the Company’s common stock, of which 15,588 are unvested as of December 31, 2005. These options vest ratably over a four-year period from the date of grant. During 2005, the Company estimated the fair value of these non-employee options until vesting occurred and recorded stock-based compensation expense of $320,581. The fair value of these options was estimated using the Black-Scholes option pricing model with the following assumptions: (i) estimated fair value of common stock of $3.74 to $10.05 per share, (ii) exercise price of $0.35 to $2.82 per share (iii) estimated life of the options of six to ten years, (iv) estimated dividend yield of 0%, (v) estimated risk free interest rate of 3.8% to 4.1% and (vi) estimated volatility of the common stock over the life of the options of 64%. The weighted average exercise price of non-employee options outstanding and exercisable at December 31, 2005 was $.29 and $.17, respectively.
      In 2005, the Company issued 350,000 options to purchase shares of common stock to certain members of the board of directors. The exercise price was less than the estimated fair value of the common stock at the date of grant, and accordingly, compensation expense of $117,676 was recognized in 2005 related to these grants. These options contained an “early exercise” provision. Upon early exercise of the option, the members of the board of directors receive restricted common stock. All grants will vest 25% in 2006, then ratably each month thereafter for an additional 36 months if the director continues to provide service to the Company. If the restricted stock does not vest because the required service period is unmet, the Company has the option to reacquire the restricted common stock for the lesser of the amount paid by the director to acquire it or the fair value of the common stock at the call date.
      During 2005, the Company received $501,000 in cash resulting from the exercise of options to purchase 250,000 shares of restricted common stock. Because the unvested portion of this common stock is not legally issued and subject to forfeiture and the Company’s call right, the Company has recorded in other liabilities the

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
cash payment due to the holders of restricted stock in the event the Company’s call right is exercised, or $501,000.
      The Company made employer contributions to its VISICU 401(k) Plan during 2003, 2004 and 2005 of $0, $0 and $79,280, respectively.

Subsequent Event — 2006 Option Grant
      On January 26, 2006, the Company issued options to purchase 431,100 shares of common stock for $5.67 per share to employees that vest over a four-year period. In accordance with the Company’s adoption of Statement 123(R) on January 1, 2006 (see Note 1, “Recent Accounting Pronouncements”), the estimated fair value of these options will be recognized over the option vesting period. The Company estimates that it will record approximately $3.1 million of stock-based compensation expense over the four-year vesting period related to these options. The fair value of these options was estimated using the Black-Scholes option pricing model with the following assumptions: (i) estimated fair value of common stock of $10.64 per share, (ii) exercise price of $5.67 per share, (iii) estimated life of the options of four years, (iv) estimated dividend yield of 0%, (v) estimated risk free interest rate of 4.1% and (vi) estimated volatility of the common stock over the life of the options of 64%. Because the Company’s common stock is not traded in a public market, the Company estimated the fair value of its common stock using the market approach described above. The assumptions for estimated volatility of the Company’s common stock were obtained from published volatilities of guideline public companies, or companies that are similar in factors such as industry, stage of life cycle, size, and financial leverage. The Company estimated the option life by obtaining published estimated option lives for guideline companies that have similar options with similar vesting terms.
      In addition, subsequent to December 31, 2005 and through March 10, 2006, options to purchase 1,203,028 shares of common stock were exercised for aggregate proceeds to the Company of $676,929.

6.	Warrant
      At December 31, 2005, a warrant to purchase 43,796 shares of Series C Preferred Stock for $1.37 per share was outstanding. This warrant expires on July 17, 2010.

7.	Operating Leases
      The Company rents various office space and computer equipment under noncancelable operating leases expiring at various dates through 2010. Future minimum lease payments for operating leases for each of the years ending December 31 are as follows:

2006	$352,623
2007	346,154
2008	336,708
2009	323,917
2010	231,465

Thereafter	$1,590,867

      Rent expense totaled $207,687, $259,019 and $265,653 for the years ended December 31, 2003, 2004 and 2005, respectively.
      In 2004, the Company executed a lease for office space for a term of six years with an option to renew for two three-year terms. Under the terms of this lease, the Company received a 100% rent holiday for the first six months and an additional 17% rent holiday for the next six months. The total cost of the lease, including rent escalations of 2% per annum, are being expensed ratably over the term of the lease agreement. In 2005, the Company increased its space under this lease by approximately 20% with no other changes in the terms of the lease.

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)

8.	Income Taxes
      Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

	2003	2004	2005

Current:
Federal	$—	$—	$198,605
State	11,598	19,572	244,961

	11,598	19,572	443,566

Deferred:
Federal	—	(3,625,065)	(10,258,355)
State	—	(374,935)	(1,611,192)

	$—	$(4,000,000)	$(11,869,547)

Total income tax expense (benefit)	$11,598	$(3,980,428)	$(11,425,981)

      The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2004	2005

Deferred tax assets:
Operating loss carryforwards	$9,343,956	$5,367,675
Alternative minimum tax credit carryforward	—	198,605
Accrued expenses	214,639	297,785
Deferred revenue	7,478,283	11,987,115
Other deductible temporary differences	25,746	17,710

Total deferred tax assets	17,062,624	17,868,890
Deferred tax liabilities:
Capitalized software	(70,781)	(61,639)
Prepaid expenses and other assets	(157,339)	(98,578)
Deferred contract costs	(1,482,618)	(1,805,490)

Net future income tax benefit	15,351,886	15,903,183
Valuation allowance for deferred tax assets	(11,351,886)	—

Net deferred tax asset	$4,000,000	$15,903,183

      At December 31, 2005, the Company had federal net operating loss carryforwards of approximately $14.5 million and state net operating loss carryforwards of approximately $7.2 million, which expire beginning in the year 2019 through the year 2024. The Company also has an alternative minimum tax carryforward of $198,605 with no expiration date. Income tax regulations contain provisions that limit the net operating loss carryforwards available to be used in any given year.

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
      A reconciliation of income tax expense (benefit) to the amount computed by applying the statutory U.S. federal income tax rate of 34% to loss before income taxes is as follows:

	Year Ended December 31,

	2003	2004	2005

Income tax benefit at statutory rate	$(2,853,498)	$(2,756,402)	$(462,147)
Effect of permanent differences	—	—	312,908
State income tax expense (benefit), net of federal tax effect	(387,240)	(374,546)	118,759
Tax benefit resulting from change in estimated enacted tax rates	—	—	(63,006)
Increase (decrease) in valuation allowance	3,218,240	(965,281)	(11,351,886)
Other	34,096	115,801	19,391

Income tax expense (benefit)	$11,598	$(3,980,428)	$(11,425,981)

      The Company decreased its valuation allowance for deferred tax assets in 2004 based on the estimate that approximately $10.1 million of net operating loss carryforwards at December 31, 2004 were more likely than not be used to reduce future taxable income.
      The tax benefit recorded for the year ended December 31, 2005 includes the reversal of previously recorded valuation allowances of $11.4 million. These deferred tax valuation allowances were reversed in 2005 when it became apparent based on available evidence that it is more likely than not that the deferred tax assets will be realized in future periods.

9.	Dividends
      On October 14, 2005, the Company’s board of directors declared a special cash dividend of approximately $7.8 million, or $.33 per share, to all holders of outstanding shares of common and preferred stock. The Company paid the special cash dividend on October 27, 2005, except for $66,000 payable to holders of restricted common stock.

10.	Concentrations of Credit Risk and Customer Concentrations
      Throughout 2004 and 2005, the Company had deposits in a financial institution in excess of federally insured amounts, primarily in a repurchase agreement that is collateralized by U.S. Government securities and federal agency securities. The Company has not experienced any losses on its deposits.
      The Company has three customers that represent 19%, 17% and 16% of accounts receivable as of December 31, 2005.

VISICU, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
      The following customers represent 10% or more of revenue for the years indicated:

	Year Ended
	December 31,

	2003	2004	2005

Customer A	34%	23%	*
Customer B	15%	23%	12%
Customer C	16%	20%	13%
Customer D	14%	10%	*
Customer E	21%	*	*

*	Represents less than 10%.

11.	Contingencies
      The Company’s only issued U.S. patent is the subject of ongoing legal and regulatory proceedings. iMDsoft Ltd. has requested that the U.S. Patent Office declare an interference and that the patent be revoked and a patent with identical claims be issued to iMDsoft. In addition, Cerner Corporation has filed a lawsuit against the Company in which it seeks as one of its remedies a declaration that the patent is invalid and unenforceable. If the outcome of one or more of these proceedings is unfavorable to the Company, its business and financial results could be adversely affected. Also, in February 2006, the Company received notice that it may be named as a defendant in a lawsuit threatened to be filed against a customer and several physicians claiming negligent treatment and care of a patient in the customer’s intensive care unit. The Company has not been served with a complaint and does not have information sufficient to assess the merits of the possible claim or claims. The Company is unable to predict the outcome of any of the foregoing proceedings or matters, or to quantify any effect that they might have on its business, financial condition or operating results.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

Amount

SEC registration fee	$9,598
NASD filing fee	9,470
Nasdaq National Market listing fee	100,000
Accounting fees and expenses	450,000
Blue Sky fees and expenses	5,000
Printing and engraving expenses	350,000
Legal fees and expenses	850,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous fees and expenses	65,932

Total	$1,850,000

Item 14.	Indemnification of Directors and Officers
      As permitted by Section 102(b)(7) of the Delaware General Corporation Law, we have adopted provisions in our fourth amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonable available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director except for: (1) any breach of the director’s duty of loyalty to us or our stockholders; (2) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (3) any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or (4) any transaction from which the director derived an improper personal benefit.
      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our fourth amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
      As permitted by Section 145 of the Delaware General Corporation Law, our fourth amended and restated certificate of incorporation and amended and restated bylaws which will become effective upon the completion of this offering provide that: (1) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.
      We intend to enter into agreements with our directors and executive officers prior to the completion of this offering that will require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also will set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
      We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

Item 15.	Recent Sales of Unregistered Securities
      Since January 1, 2003, we have issued the following securities that were not registered under the Securities Act:

Grants and Exercises of Stock Options; Awards of Restricted Stock
      Between January 1, 2003 and February 28, 2006, we granted stock options to purchase an aggregate of 2,996,836 shares of our common stock, with exercise prices ranging from $.10 to $5.67 per share, to employees, directors and consultants pursuant to our equity incentive plan. Between January 1, 2003 and February 28, 2006, we issued an aggregate of 2,648,893 shares of our common stock upon exercise of stock options granted pursuant to our equity incentive plan for aggregate consideration of $1,770,864. The granting of these stock options and the issuance of these shares of common stock were exempt from registration pursuant to Rule 701 under the Securities Act as transactions pursuant to a compensatory benefit plan. The shares of common stock issued upon exercise of these stock options are deemed restricted securities for the purposes of the Securities Act.

Issuance of Warrant; Exercise of Warrant
      In July 2003, we issued a warrant to Comerica Valley Bank to purchase up to 43,796 shares of our series C preferred stock at an exercise price of $1.37 per share in connection with a financing agreement. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. The shares of preferred stock issuable upon exercise of the warrant are deemed restricted securities for the purposes of the Securities Act.
      In October 2005, we issued 50,000 shares of our series B preferred stock for aggregate consideration of $68,500 upon the exercise of a warrant held by Sentara Healthcare, a large, not-for-profit healthcare provider. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. These shares of preferred stock are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits.

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3.1		Third Amended and Restated Certificate of Incorporation of the Company, as amended
3.2		Form of Fourth Amended and Restated Certificate of Incorporation of the Company, to be effective upon the closing of the offering to which this Registration Statement relates
3	.3*	Bylaws of the Company
3.4		Form of Amended and Restated Bylaws of the Company, to be effective upon completion of the offering to which this Registration Statement relates

Exhibit
Number		Description of Document

4.1		Specimen Common Stock Certificate
4	.2*	Amended and Restated Stockholders Rights Agreement, dated as of June 2, 2000, as amended among the registrant and certain holders of the registrant’s securities
5.1		Opinion of DLA Piper Rudnick Gray Cary US LLP
10.1		Visicu, Inc. Equity Incentive Plan
10	.2*	Form of Incentive Stock Option Agreement under the Visicu, Inc. Equity Incentive Plan
10	.3*	Form of Nonstatutory Stock Option Grant Agreement under the Visicu, Inc. Equity Incentive Plan
10	.4*	Employment Agreement between Visicu, Inc. and Frank T. Sample dated as of September 17, 2001, as amended on April 15, 2004
10	.5*	Form of Indemnification Agreement for directors and Section 16 executive officers
10	.6*	Lease between Redwood Tower Limited Partnership and Visicu, Inc. dated as of June 22, 2004
10	.7*	Warrant dated July 17, 2003 to Comerica Bank to purchase 43,796 shares of Series C Preferred Stock
10	.8*	Offer Letter to Vincent E. Estrada, dated as of August 8, 2005
10	.9*	Management Severance Plan
10	.10*	Assignment Pursuant to 37 CFR §3.56, dated April 14, 2000, executed by Brian A. Rosenfeld, M.D. and Michael Breslow
23.1		Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm
23.3		Consent of Independent Valuation Specialist
23.4		Consent of The Advisory Board Company
24	.1*	Power of Attorney of all directors except for Michael J. Breslow
24.2		Power of Attorney of Michael J. Breslow

*	Previously filed
      (b) Financial Statement Schedules.
      All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland on March 13, 2006.

VISICU, INC.

By:	/s/ Frank T. Sample

Frank T. Sample
President, Chief Executive Officer and Chairman of the Board of Directors
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on March 13, 2006:

Signatures	Title

/s/ Frank T. Sample Frank T. Sample	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

/s/ Vincent E. Estrada Vincent E. Estrada	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Michael J. Breslow	Director

* Stuart H. Altman	Director

* Michael G. Bronfein	Director

* John K. Clarke	Director

* Frances M. Keenan	Director

* James A. Oakey	Director

* Thomas G. McKinley	Director

* Ralph C. Sabin	Director

*By: /s/ Frank T. Sample Frank T. Sample Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3.1		Third Amended and Restated Certificate of Incorporation of the Company, as amended
3.2		Form of Fourth Amended and Restated Certificate of Incorporation of the Company, to be effective upon the closing of the offering to which this Registration Statement relates
3	.3*	Bylaws of the Company
3.4		Form of Amended and Restated Bylaws of the Company, to be effective upon completion of the offering to which this Registration Statement relates
4.1		Specimen Common Stock Certificate
4	.2*	Amended and Restated Stockholders Rights Agreement, dated as of June 2, 2000, as amended among the registrant and certain holders of the registrant’s securities
5.1		Opinion of DLA Piper Rudnick Gray Cary US LLP
10.1		Visicu, Inc. Equity Incentive Plan
10	.2*	Form of Incentive Stock Option Agreement under the Visicu, Inc. Equity Incentive Plan
10	.3*	Form of Nonstatutory Stock Option Grant Agreement under the Visicu, Inc. Equity Incentive Plan
10	.4*	Employment Agreement between Visicu, Inc. and Frank T. Sample dated as of September 17, 2001, as amended on April 15, 2004
10	.5*	Form of Indemnification Agreement for directors and Section 16 executive officers
10	.6*	Lease between Redwood Tower Limited Partnership and Visicu, Inc. dated as of June 22, 2004
10	.7*	Warrant dated July 17, 2003 to Comerica Bank to purchase 43,796 shares of Series C Preferred Stock
10	.8*	Offer Letter to Vincent E. Estrada, dated as of August 8, 2005
10	.9*	Management Severance Plan
10	.10*	Assignment Pursuant to 37 CFR §3.56, dated April 14, 2000, executed by Brian A. Rosenfeld, M.D. and Michael Breslow
23.1		Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm
23.3		Consent of Independent Valuation Specialist
23.4		Consent of The Advisory Board Company
24	.1*	Power of Attorney of all directors except for Michael J. Breslow
24.2		Power of Attorney of Michael J. Breslow

*	Previously filed